Form 10-K405, Exhibit 13
period 1995-12-31
MERCHANTS BANCORP INC/DE/
filed 1996-04-01
CIK 707817

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                             FINANCIAL HIGHLIGHTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               1995          1994          1993          1992          1991
                                            ----------    ----------    ----------    ----------    ----------
INCOME STATEMENT SUMMARY
Interest income  . . . . . . . . . . . .    $   39,875    $   33,233    $   29,546    $   28,323    $   28,963
Interest expense . . . . . . . . . . . .        18,423        13,228        11,681        12,000        15,388
                                            ----------    ----------    ----------    ----------    ----------
Net interest income  . . . . . . . . . .        21,452        20,005        17,865        16,323        13,575
Provision for loan losses  . . . . . . .         1,783         2,298         2,423         3,062         1,950
                                            ----------    ----------    ----------    ----------    ----------
Net interest income after
   provision for loan losses . . . . . .        19,669        17,707        15,442        13,261        11,625
Other income . . . . . . . . . . . . . .         6,918         6,564         6,606         5,794         4,322
Other expenses . . . . . . . . . . . . .        17,889        16,733        16,177        13,893        12,648
                                            ----------    ----------    ----------    ----------    ----------
Income before income
   taxes and cumulative
   effect of a change in
   accounting principle  . . . . . . . .         8,698         7,538         5,871         5,162         3,299
Provision for income taxes . . . . . . .         2,502         2,079         1,437         1,112           725
                                            ----------    ----------    ----------    ----------    ----------
Income before cumulative
   effect of a change in
   accounting principle  . . . . . . . .         6,196         5,459         4,434         4,050         2,574
Cumulative effect of a
   change in accounting
   principle . . . . . . . . . . . . . .            --            --           300            --            --
                                            ----------    ----------    ----------    ----------    ----------
Net income . . . . . . . . . . . . . . .    $    6,196    $    5,459    $    4,734    $    4,050    $    2,574
                                            ==========    ==========    ==========    ==========    ==========

PER SHARE INFORMATION*
Earnings before cumulative
   effect of a change in
   accounting principle  . . . . . . . .    $     2.41    $     2.13    $     2.11    $     2.03    $     1.29
Cumulative effect of a
   change in accounting
   principle . . . . . . . . . . . . . .            --            --          0.14            --            --
                                            ----------    ----------    ----------    ----------    ----------
Net income . . . . . . . . . . . . . . .    $     2.41    $     2.13    $     2.25    $     2.03    $     1.29
                                            ==========    ==========    ==========    ==========    ==========
Dividends  . . . . . . . . . . . . . . .    $     0.48    $     0.37    $     0.34    $     0.28    $     0.24
                                            ==========    ==========    ==========    ==========    ==========
Weighted average shares
   outstanding . . . . . . . . . . . . .     2,570,453     2,567,282     2,103,309     1,992,282     1,992,282

*Restated to reflect a three-for-one stock split in 1993.

BALANCE SHEET SUMMARY -- END OF YEAR
Total assets . . . . . . . . . . . . . .    $  539,761    $  496,289    $  462,483    $  386,849    $  353,035
Total deposits . . . . . . . . . . . . .       453,771       413,741       383,600       335,056       297,489
Total stockholders' equity . . . . . . .        54,094        43,456        44,308        28,338        24,852
Allowance for loan losses  . . . . . . .         5,176         5,140         4,705         4,161         2,879

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                          Consolidated Balance Sheets
                          December 31, 1995 and 1994
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        1995           1994
                                                                                     ----------     ----------
ASSETS
Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   28,166     $   28,922
Securities available for sale . . . . . . . . . . . . . . . . . . . . . . . . . .       187,169        128,326
Securities held to maturity (fair value of $37,311 in 1994) . . . . . . . . . . .            --         38,505
Loans held for sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,340          2,033
Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       304,327        285,573
Allowance for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (5,176)        (5,140)
                                                                                     ----------     ----------
                                                                                        299,151        280,433
Premises and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . .         9,504          9,337
Other real estate owned . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           566            845
Accrued interest and other assets . . . . . . . . . . . . . . . . . . . . . . . .        10,865          7,888
                                                                                     ----------     ----------
                                                                                     $  539,761     $  496,289
                                                                                     ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   76,008     $   74,931
   Interest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       377,763        338,810
                                                                                     ----------     ----------
                                                                                        453,771        413,741

Federal funds purchased and securities sold under repurchase agreements . . . . .        22,726         33,299
Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,000          3,000
Accrued interest and other liabilities  . . . . . . . . . . . . . . . . . . . . .         6,170          2,793
                                                                                     ----------     ----------
                                                                                        485,667        452,833
                                                                                     ----------     ----------

Commitments and contingent liabilities  . . . . . . . . . . . . . . . . . . . . .            --             --


STOCKHOLDERS' EQUITY
Preferred stock: $1 par value; authorized 500,000 shares; none issued . . . . . .            --             --
Common stock: $1 par value; authorized 6,000,000 shares; issued 2,606,690 . . . .         2,607          2,607
Surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        18,344         18,232
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        31,877         26,915
Unrealized gain (loss) on securities available for sale, net of tax of
   $747 in 1995, and ($2,104) in 1994 . . . . . . . . . . . . . . . . . . . . . .         1,450         (4,083)
Treasury stock, at cost, 33,687 shares in 1995 and 39,408 shares in 1994  . . . .          (184)          (215)
                                                                                     ----------     ----------
Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . .        54,094         43,456
                                                                                     ----------     ----------
                                                                                     $  539,761     $  496,289
                                                                                     ==========     ==========

See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                       Consolidated Statements of Income
                  Years Ended December 31, 1995, 1994, and 1993
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         1995           1994           1993
                                                                      ----------     ----------     ----------
INTEREST INCOME
Interest and fees on loans . . . . . . . . . . . . . . . . . . . .    $   28,046     $   24,453     $   21,875
Interest on loans held for sale  . . . . . . . . . . . . . . . . .           161            207            262
Interest on securities:
   Taxable . . . . . . . . . . . . . . . . . . . . . . . . . . . .         8,122          5,851          5,099
   Tax-exempt  . . . . . . . . . . . . . . . . . . . . . . . . . .         2,814          2,643          2,127
Interest on federal funds sold . . . . . . . . . . . . . . . . . .           732             79            183
                                                                      ----------     ----------     ----------
                                                                          39,875         33,233         29,546
                                                                      ----------     ----------     ----------
INTEREST EXPENSE
Interest on deposits . . . . . . . . . . . . . . . . . . . . . . .        16,500         11,791         10,767
Interest on federal funds purchased and
   securities sold under repurchase agreements . . . . . . . . . .         1,769          1,285            750
Interest on notes payable  . . . . . . . . . . . . . . . . . . . .           154            152            164
                                                                      ----------     ----------     ----------
                                                                          18,423         13,228         11,681
                                                                      ----------     ----------     ----------
   Net interest income . . . . . . . . . . . . . . . . . . . . . .        21,452         20,005         17,865
Provision for loan losses  . . . . . . . . . . . . . . . . . . . .         1,783          2,298          2,423
                                                                      ----------     ----------     ----------
   Net interest income after provision for loan losses . . . . . .        19,669         17,707         15,442
                                                                      ----------     ----------     ----------

NONINTEREST INCOME
Trust income . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,925          1,722          1,422
Mortgage banking income  . . . . . . . . . . . . . . . . . . . . .         1,267          1,153          1,857
Service charges and fees . . . . . . . . . . . . . . . . . . . . .         2,713          2,472          2,364
Securities gains, net  . . . . . . . . . . . . . . . . . . . . . .           133            373            281
Other income . . . . . . . . . . . . . . . . . . . . . . . . . . .           880            844            682
                                                                      ----------     ----------     ----------
                                                                           6,918          6,564          6,606
                                                                      ----------     ----------     ----------

NONINTEREST EXPENSES
Salaries and employee benefits . . . . . . . . . . . . . . . . . .         9,893          9,180          8,793
Occupancy expenses, net  . . . . . . . . . . . . . . . . . . . . .         1,030            944            932
Furniture and equipment expenses . . . . . . . . . . . . . . . . .         1,238          1,090            940
FDIC deposit assessment  . . . . . . . . . . . . . . . . . . . . .           475            846            756
Other expenses . . . . . . . . . . . . . . . . . . . . . . . . . .         5,253          4,673          4,756
                                                                      ----------     ----------     ----------
                                                                          17,889         16,733         16,177
                                                                      ----------     ----------     ----------
Income before income taxes and cumulative effect
   of a change in accounting principle . . . . . . . . . . . . . .         8,698          7,538          5,871
Provision for income taxes . . . . . . . . . . . . . . . . . . . .         2,502          2,079          1,437
                                                                      ----------     ----------     ----------
Income before cumulative effect of a change in
   accounting principle  . . . . . . . . . . . . . . . . . . . . .         6,196          5,459          4,434
Cumulative effect, on years prior to 1993, of a change
   in accounting principle . . . . . . . . . . . . . . . . . . . .            --             --            300
                                                                      ----------     ----------     ----------
         Net income  . . . . . . . . . . . . . . . . . . . . . . .    $    6,196     $    5,459     $    4,734
                                                                      ==========     ==========     ==========
Earnings per share:
   Before cumulative effect of a change in accounting
      principle  . . . . . . . . . . . . . . . . . . . . . . . . .    $     2.41     $     2.13     $     2.11
   Cumulative effect of a change in accounting principle . . . . .            --             --           0.14
                                                                      ----------     ----------     ----------
   Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .    $     2.41     $     2.13     $     2.25
                                                                      ==========     ==========     ==========
Weighted average shares outstanding  . . . . . . . . . . . . . . .     2,570,453      2,567,282      2,103,309

See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                 Years Ended December 31, 1995, 1994, and 1993
                                (IN THOUSANDS)

                                                                         1995           1994           1993
                                                                      ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    6,196     $    5,459     $    4,734
Adjustments to reconcile net income to net cash
   from operating activities:
      Depreciation . . . . . . . . . . . . . . . . . . . . . . . .         1,236          1,106            942
      Provision for loan losses  . . . . . . . . . . . . . . . . .         1,783          2,298          2,423
      Origination of mortgage loans held for sale  . . . . . . . .       (48,799)       (38,729)       (78,065)
      Proceeds from sales of mortgage loans  . . . . . . . . . . .        46,833         44,888         71,512
      Net gains on sales of loans  . . . . . . . . . . . . . . . .          (341)          (491)        (1,148)
      Provision for deferred taxes . . . . . . . . . . . . . . . .           (72)            90           (544)
      Increase (decrease) in net income taxes payable  . . . . . .          (415)          (419)           258
      Decrease (increase) in accrued interest and
         other assets  . . . . . . . . . . . . . . . . . . . . . .        (4,594)          (642)           493
      Increase (decrease) in accrued interest and other
         liabilities . . . . . . . . . . . . . . . . . . . . . . .         2,578         (1,091)           285
      Premium amortization and discount accretion
         on securities . . . . . . . . . . . . . . . . . . . . . .           696            878            653
      Securities gains, net  . . . . . . . . . . . . . . . . . . .          (133)          (373)          (281)
      Other, net . . . . . . . . . . . . . . . . . . . . . . . . .           100            (29)            --
                                                                      ----------     ----------     ----------
   Net cash from operating activities  . . . . . . . . . . . . . .         5,068         12,945          1,262
                                                                      ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from matured securities available for sale  . . . . . . .        40,368         11,226             --
Proceeds from sales of securities available for sale . . . . . . .        23,804         17,886             --
Purchases of securities available for sale . . . . . . . . . . . .       (75,481)       (59,733)            --
Proceeds from matured securities held to maturity  . . . . . . . .            --          1,119         27,829
Purchases of securities held to maturity . . . . . . . . . . . . .        (1,209)        (4,693)       (15,374)
Proceeds from sales of securities held for sale  . . . . . . . . .            --             --         11,381
Purchases of securities held for sale  . . . . . . . . . . . . . .            --             --        (50,708)
Proceeds from sales of investment securities . . . . . . . . . . .            --             --          4,078
Net principal disbursed on loans . . . . . . . . . . . . . . . . .       (20,589)       (14,189)       (37,917)
Proceeds from sales of other real estate . . . . . . . . . . . . .           268            773            615
Property and equipment expenditures  . . . . . . . . . . . . . . .        (1,403)        (1,946)        (1,809)
                                                                      ----------     ----------     ----------
   Net cash from investing activities  . . . . . . . . . . . . . .       (34,242)       (49,557)       (61,905)
                                                                      ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits . . . . . . . . . . . . . . . . . . . . .        40,030         30,141         48,544
Net increase (decrease) in short-term borrowings . . . . . . . . .       (10,573)         6,691          5,212
Payments on notes payable  . . . . . . . . . . . . . . . . . . . .            --           (450)          (300)
Proceeds from Federal Home Loan Bank advance . . . . . . . . . . .            --             --          3,000
Net proceeds from stock offering . . . . . . . . . . . . . . . . .            --             --         10,681
Dividends paid, net of dividend reinvestments  . . . . . . . . . .        (1,039)          (911)          (671)
                                                                      ----------     ----------     ----------
   Net cash from financing activities  . . . . . . . . . . . . . .        28,418         35,471         66,466
                                                                      ----------     ----------     ----------
   Net change in cash and cash equivalents . . . . . . . . . . . .          (756)        (1,141)         5,823
   Cash and cash equivalents at beginning of year  . . . . . . . .        28,922         30,063         24,240
                                                                      ----------     ----------     ----------
   Cash and cash equivalents at end of year  . . . . . . . . . . .    $   28,166     $   28,922     $   30,063
                                                                      ==========     ==========     ==========
Supplemental disclosures:
   Income taxes paid . . . . . . . . . . . . . . . . . . . . . . .    $    1,552     $    1,871     $    1,423
   Interest paid . . . . . . . . . . . . . . . . . . . . . . . . .        17,952         12,925         11,682
   Noncash investing activities:
      Transfers from loans to other real estate owned  . . . . . .            88          1,420            674
      Transfer of securities to securities
         available for sale, at fair value . . . . . . . . . . . .        41,125             --        106,284

See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                       Consolidated Statements of Changes
                            in Stockholders' Equity
                  Years Ended December 31, 1995, 1994, and 1993
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                          Unrealized Gain
                                                                                             (Loss) on
                                                                                             Securities                   Total
                                                                                            Available For                 Stock-
                                                       Common                 Retained        Sale, Net      Treasury    holders'
                                                       Stock      Surplus     Earnings         of Tax         Stock       Equity
                                                      --------    --------    --------    ---------------    --------    --------
Balance at December 31, 1992 . . . . . . . . . . .    $ 10,158    $     --    $ 18,395       $     --        $   (215)   $ 28,338
Net income . . . . . . . . . . . . . . . . . . . .          --          --       4,734             --              --       4,734
Cash dividends declared, $.34 per share  . . . . .          --          --        (723)            --              --        (723)
Par value of common stock reduced
   from $15 to $1 per share  . . . . . . . . . . .      (8,126)      8,126          --             --              --          --
Net proceeds from issuance of 575,000
   shares of common stock  . . . . . . . . . . . .         575      10,106          --             --              --      10,681
Adjustment of unrealized net gain
   on securities available for sale,
   net of tax of $658  . . . . . . . . . . . . . .          --          --          --          1,278              --       1,278
                                                      --------    --------    --------       --------        --------    --------
Balance at December 31, 1993 . . . . . . . . . . .       2,607      18,232      22,406          1,278            (215)     44,308
Net income . . . . . . . . . . . . . . . . . . . .          --          --       5,459             --              --       5,459
Cash dividends declared, $.37 per share  . . . . .                                (950)                                      (950)
Adjustment of unrealized net gain (loss)
   on securities available for sale,
   net of tax of $2,762  . . . . . . . . . . . . .          --          --          --         (5,361)             --      (5,361)
                                                      --------    --------    --------       --------        --------    --------
Balance at December 31, 1994 . . . . . . . . . . .       2,607      18,232      26,915         (4,083)           (215)     43,456
Net income . . . . . . . . . . . . . . . . . . . .          --          --       6,196             --              --       6,196
Cash dividends declared, $.48 per share  . . . . .          --          --      (1,234)            --              --      (1,234)
Issuance of 5,721 shares of treasury
   common stock in connection with
   dividend reinvestment plan  . . . . . . . . . .          --         112          --             --              31         143
Adjustment of unrealized net gain (loss)
   due to transfer of securities from
   held maturity to available for sale,
   net of deferred tax of $497 . . . . . . . . . .          --          --          --            964              --         964
Adjustment of unrealized net gain (loss)
   on securities available for sale,
   net of deferred tax of $2,354 . . . . . . . . .          --          --          --          4,569              --       4,569
                                                      --------    --------    --------       --------        --------    --------
Balance at December 31, 1995 . . . . . . . . . . .    $  2,607    $ 18,344    $ 31,877       $  1,450        $   (184)   $ 54,094
                                                      ========    ========    ========       ========        ========    ========

See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                                AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                      December 31, 1995, 1994, and 1993
                         (TABLE AMOUNTS IN THOUSANDS)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements of Merchants Bancorp, Inc. ("Company") include the accounts of the Company and its wholly owned subsidiary, The Merchants National Bank of Aurora ("Bank"). Significant intercompany transactions have been eliminated.

NATURE OF OPERATIONS: The Company and the Bank provide full banking services, including trust services, to customers located in Aurora, Illinois and in the western Chicago suburbs and surrounding areas. The consolidated entity is subject to regulations of the Board of Governors of the Federal Reserve System, The Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future results could differ from those estimates.

SECURITIES: Debt securities are classified as either held to maturity or available for sale. Securities available for sale may be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities identified as being available for sale are carried at fair value. Unrealized gains and losses, net of tax, are included as a separate component of stockholders' equity. Securities identified as being held to maturity are those which the Company has the positive intent and ability to hold to maturity.

Interest income, adjusted for amortization of premiums and accretion of discounts, is included in earnings. Gains or losses on disposition of available for sale securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115") and, accordingly, increased stockholders' equity by $1,278,000 at December 31, 1993, for the after-tax effect of the adjustment from amortized cost to fair value for securities available for sale at that date.

As permitted by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company exercised a one time opportunity to reassess the appropriateness of the classifications of all securities held. Based on this review, in order to enhance liquidity and tax planning opportunities, the Company reclassified securities having an amortized cost of $39,664,000 and a net unrealized gain of $1,461,000 at December 15, 1995 from held to maturity to available for sale.

LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost, net of loan fees collected, or estimated fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Cost approximated market value for loans held for sale as of December 31, 1995 and 1994.

LOANS, INTEREST INCOME AND FEES: Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan fees and the allowance for loan losses. Interest on discounted loans is recognized based on methods which approximate the interest method. Interest on all other loans is accrued over the term of the loan based upon the amount of principal outstanding.
Loan fees are deferred and recognized over the life of a loan as a yield adjustment.

The accrual of interest income is discontinued on a loan when principal or interest is ninety days or more past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected in the current period is reversed against current period interest income. Interest accrued in prior years but not collected is charged against the allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established through provisions charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Although management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to provide additions to the allowance based on their judgements at the time of their examinations.

Statement of Financial Accounting Standards No. 114 and No. 118 became effective January 1, 1995 and require recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. Each impaired loan is carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to an impaired loan if the present value of cash flows or collateral value indicate the need for an allowance. The effect of adopting these standards is included in 1995 bad debt expense, and was not material.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment.

Loans evaluated individually for impairment are rated on a scale of 1 to 6, with 4 being special mention, 5 substandard, and 6 doubtful. Loans are moved to nonaccrual status when 90 days or more past due. Loans graded 6, all commercial and non-residential mortgage nonaccrual loans, and loans restructured after January 1, 1995 are defined as impaired loans. Impaired loans, or portions thereof, are charged off when deemed uncollectable.

Disclosures for impaired loans are generally comparable to disclosures of nonaccrual, renegotiated, and past-due loans. Increases or decreases in the carrying value of impaired loans are reported as reductions or increases in bad debt expense.

OTHER REAL ESTATE OWNED: Other real estate owned includes properties acquired in settlement of problem loans. The properties are recorded at the lower of cost (fair value at date of foreclosure) or fair value less estimated selling costs. Losses arising at the time of acquisition of such properties are charged to the allowance for loan losses. Subsequently, when the fair value less selling expenses is less than the cost of the asset, valuation allowances are recognized. Any subsequent changes in the valuation allowance caused by changes in the value of the property or the selling costs are charged, or credited, to income.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization which are computed on the straight-line method over the estimated useful lives of the assets.

TRUST ASSETS AND FEES: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company or the Bank. Income from trust fees is recorded on the accrual basis.

INTANGIBLE ASSETS: Included in other assets in the consolidated balance sheets is the purchase premium paid in conjunction with the acquisition of First American Bank of Aurora in 1984, which was subsequently merged into the Bank in 1990. This premium is being amortized on the straight-line basis over 15 years. The unamortized balance was approximately $329,000 and $430,000 at December 31, 1995 and 1994, respectively.

PURCHASED MORTGAGE SERVICING RIGHTS ("PMSRs"): The cost of PMSRs is generally amortized in proportion to, and over the estimated life of, net servicing revenues. The unamortized cost is periodically evaluated in relation to estimated discounted future net servicing revenues based on management's best estimate of remaining loan lives. An adjustment is charged to income if the unamortized cost of PMSRs exceeds the estimated future net servicing income.

PENSION PLAN: The Company has a noncontributory pension plan covering substantially all employees. It is the Company's policy to make contributions to the plan that are actuarially determined and are tax deductible. The actuarially determined expense of the plan is recorded annually.

INCOME TAXES: The Company and the Bank file consolidated Federal and state income tax returns. In January 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"). The cumulative effect of this change recorded in 1993 was $300,000 and primarily represents the impact of adjusting deferred taxes to reflect current tax rates. The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

EARNINGS PER SHARE: The computation of earnings per share in each year is based on the weighted average number of common shares outstanding, adjusted for any stock splits. When dilutive, stock options are included as share equivalents using the treasury stock method. Primary and fully diluted earnings per share are the same for each of these years.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers cash and due from banks and Federal funds sold to be cash and cash equivalents. Generally Federal funds are sold for one-day periods. The Company reports net cash flows for short term investments, and for customer loan, deposit and repurchase agreement transactions.

NOTE 2 -- SECURITIES

Amortized costs, gross unrealized gains and losses, and fair values of securities as of December 31, are summarized as follows:

                                                                                  1995
                                                         -----------------------------------------------------
                                                                         Gross          Gross
                                                         Amortized     Unrealized     Unrealized       Fair
                                                           Cost          Gains          Losses         Value
                                                         ---------     ----------     ----------     ---------
Securities available for sale:
   U.S. Treasury . . . . . . . . . . . . . . . . . . .   $  24,968     $       48     $     (156)    $  24,860
   U.S. Government agencies  . . . . . . . . . . . . .      53,044            542           (105)       53,481
   U.S. Government agency
      mortgage backed securities . . . . . . . . . . .      44,804            493           (122)       45,175
   States and political subdivisions . . . . . . . . .      50,239          1,998           (417)       51,820
   Collateralized mortgage obligations . . . . . . . .      10,044             11            (95)        9,960
   Equity securities . . . . . . . . . . . . . . . . .       1,873             --             --         1,873
                                                         ---------     ----------     ----------     ---------
                                                         $ 184,972     $    3,092     $     (895)    $ 187,169
                                                         =========     ==========     ==========     =========

                                                                                  1994
                                                         -----------------------------------------------------
                                                                         Gross          Gross
                                                         Amortized     Unrealized     Unrealized       Fair
                                                           Cost          Gains          Losses         Value
                                                         ---------     ----------     ----------     ---------
Securities available for sale:
   U.S. Treasury . . . . . . . . . . . . . . . . . . .   $  31,412     $       --     $   (1,558)    $  29,854
   U.S. Government agencies  . . . . . . . . . . . . .      43,500             20         (1,980)       41,540
   U.S. Government agency
      mortgage backed securities . . . . . . . . . . .      39,321             12         (2,090)       37,243
   States and political subdivisions . . . . . . . . .      10,531            153           (284)       10,400
   Collateralized mortgage obligations . . . . . . . .       7,963             31           (491)        7,503
   Equity securities . . . . . . . . . . . . . . . . .       1,786             --             --         1,786
                                                         ---------     ----------     ----------     ---------
                                                           134,513            216         (6,403)      128,326
Securities held to maturity:
   States and political subdivisions . . . . . . . . .      38,505            545         (1,739)       37,311
                                                         ---------     ----------     ----------     ---------
                                                         $ 173,018     $      761     $   (8,142)    $ 165,637
                                                         =========     ==========     ==========     =========

Mortgage-backed securities are comprised of investments in pools of residential mortgages. The mortgage pools are issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") or the Federal National Mortgage Association ("FNMA"). Collateralized mortgage obligations are secured by FHLMC, GNMA, or FNMA certificates. Equity securities consist of Federal Home Loan Bank stock and Federal Reserve Bank stock.

As of December 31, 1995, and 1994, the Company held structured notes, which were in the available for sale category, carried at fair values of $6,415,000 and $10,569,000, respectively. The amortized cost of these securities was $6,462,000 and $11,536,000 as of December 31, 1995, and 1994, respectively.
These securities were issued by the Federal Home Loan Bank ("FHLB"), FNMA, and the Student Loan Marketing Association ("SLMA").

The carrying amount and fair value of securities available for sale at December 31, 1995, by contractual maturities, are shown below. Actual maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             Amortized       Fair
                                                                               Cost          Value
                                                                             ---------     ---------
   Due in one year or less . . . . . . . . . . . . . . . . . . . . . . . .   $  16,020     $  16,032
   Due after one year through five years . . . . . . . . . . . . . . . . .      46,707        47,109
   Due after five years through ten years  . . . . . . . . . . . . . . . .      59,402        60,794
   Due after ten years . . . . . . . . . . . . . . . . . . . . . . . . . .       6,122         6,226
                                                                             ---------     ---------
                                                                               128,251       130,161
   Mortgage-backed securities and collateralized mortgage obligations  . .      54,848        55,135
   Equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,873         1,873
                                                                             ---------     ---------
                                                                             $ 184,972     $ 187,169
                                                                             =========     =========

Information on security sales was as follows:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Securities available for sale (held for sale in 1993):
   Proceeds of sales . . . . . . . . . . . . . . . . . . . .      $ 23,804     $ 17,886     $ 11,381
   Gross realized gains  . . . . . . . . . . . . . . . . . .           219          405          251
   Gross realized losses . . . . . . . . . . . . . . . . . .            86           32            1
Securities held to maturity:
   Proceeds of sales . . . . . . . . . . . . . . . . . . . .            --           --        4,078
   Gross realized gains  . . . . . . . . . . . . . . . . . .            --           --           54
   Gross realized losses . . . . . . . . . . . . . . . . . .            --           --           23

There were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issue except for U.S. Treasury securities and obligations of U.S. Government agencies and corporations. Although the Company holds securities issued by municipalities within the states of Illinois and Wisconsin which in the aggregate exceeds 10% of stockholders' equity, none of the holdings from individual municipal issuers exceed this threshold.

Investment securities with a carrying amount of approximately $124,873,000 and $119,537,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law. Amounts owed to brokers for securities purchased in December and settled in the following January, are included in accrued interest and other liabilities. These amounts were $1,560,000 and $608,000 as of December 31, 1995 and 1994, respectively.
Amounts due to the Company for securities that matured in December, with proceeds received in January, are included in accrued interest and other assets. This amount was $3,687,000 at December 31, 1995. There was no such amount due at December 31, 1994.

NOTE 3 -- LOANS

Major classifications of loans are as follows:

                                                                               1995          1994
                                                                             ---------     ---------
Commercial and industrial . . . . . . . . . . . . . . . . . . . . . . . .    $ 109,872     $ 112,828
Real estate -- commercial . . . . . . . . . . . . . . . . . . . . . . . .       67,739        72,305
Real estate -- construction . . . . . . . . . . . . . . . . . . . . . . .       40,510        24,470
Real estate -- residential  . . . . . . . . . . . . . . . . . . . . . . .       31,673        19,549
Installment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       50,489        53,806
Credit card receivables . . . . . . . . . . . . . . . . . . . . . . . . .        5,644         4,119
Other loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          455           937
                                                                             ---------     ---------
                                                                               306,382       288,014
Unearned discount . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (1,743)       (2,054)
Deferred loan fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .         (312)         (387)
                                                                             ---------     ---------
                                                                             $ 304,327     $ 285,573
                                                                             =========     =========

Loans on which accrual of interest has been discontinued or reduced amounted to approximately $1,135,000 and $1,397,000 at December 31, 1995 and 1994,
respectively. Interest income recorded on these loans amounted to approximately $83,000, $65,000, and $60,000 in 1995, 1994, and 1993,
respectively. Interest income which would have been recognized had these loans been on an accrual basis throughout the year was approximately $167,000, $159,000, and $159,000 in 1995, 1994, and 1993, respectively.

At December 31, 1995, the balances of the impaired loans and the portion of the allowance for loan losses allocated to the impaired loan balance amounted to $921,000 and $631,000, respectively. Impaired loans averaged $2,378,000 for the year ended December 31, 1995. Interest income recognized on impaired loans for the year approximated $305,000, which included cash basis income of approximately $302,000.

During 1994, the Bank agreed to modify the terms of three loans to one borrower totalling $3,077,000. Under the modified terms, the Bank accepted a parcel of real estate in partial settlement and rewrote the remaining loan balances into two notes which have a total carrying value of $1,047,000 and $2,028,000 at December 31, 1995 and 1994, respectively, and fixed interest rates of 8.5% on each note, which was the market rate of interest for similar borrowers at the restructure date. Both notes were performing as agreed at December 31, 1995. These modifications resulted in a $168,000 loss charged to the allowance for loan losses in 1994. No interest income was recognized on the loan in 1994 prior to the modifications. After the restructuring, interest income recorded on the restructured loans was $110,000 for 1995 and $129,000 for 1994.

NOTE 4 -- ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Balance at beginning of year . . . . . . . . . . . . . . . . .    $  5,140     $  4,705     $  4,161
Provision charged to operations  . . . . . . . . . . . . . . .       1,783        2,298        2,423
Charge-offs  . . . . . . . . . . . . . . . . . . . . . . . . .      (2,513)      (2,942)      (2,581)
Recoveries . . . . . . . . . . . . . . . . . . . . . . . . . .         766        1,079          702
                                                                  --------     --------     --------
Balance at end of year . . . . . . . . . . . . . . . . . . . .    $  5,176     $  5,140     $  4,705
                                                                  ========     ========     ========

NOTE 5 -- MORTGAGE BANKING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows as of December 31:

                                                                               1995          1994
                                                                             ---------     ---------
Mortgage loan portfolios serviced for:
   Federal Home Loan Mortgage Corporation . . . . . . . . . . . . . . . .    $ 152,473     $ 116,274
   Federal National Mortgage Association  . . . . . . . . . . . . . . . .       79,061        33,370
   Other investors  . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,938         3,895
                                                                             ---------     ---------
                                                                             $ 235,472     $ 153,539
                                                                             =========     =========

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $201,000 at December 31, 1995, and $1,318,000 at December 31, 1994.

During 1995, the Company purchased the servicing rights to approximately $62,599,000 of one to four family mortgage loans. These loans are comprised of mortgages on properties located in the Company's market area. The unamortized cost of purchased mortgage servicing rights are classified with other assets on the consolidated balance sheet. Following is a summary of the changes in the unamortized cost of purchased mortgage servicing rights:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Balance at beginning of year . . . . . . . . . . . . . . . . .    $    412     $    480     $     --
Purchase price of mortgage servicing rights  . . . . . . . . .         876           --          796
Amortization . . . . . . . . . . . . . . . . . . . . . . . . .        (123)         (68)        (316)
                                                                  --------     --------     --------
Balance at end of year . . . . . . . . . . . . . . . . . . . .    $  1,165     $    412     $    480
                                                                  ========     ========     ========

In 1993, the Company began selling most fixed rate residential real estate loans it originated and funded, with servicing retained by the Company. Selected information related to loans sold follows:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Interest on loans held for sale . . . . . . . . . . . . . . . .   $    161     $    207     $    262
Net gains on sales of loans . . . . . . . . . . . . . . . . . .        341          491        1,148
Loan servicing income . . . . . . . . . . . . . . . . . . . . .        559          432          232
Amortization of purchased mortgage servicing rights . . . . . .        123           68          316

NOTE 6 -- PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                                                 1995         1994
                                                                               --------     --------
Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  1,158     $  1,158
Premises . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,112       10,109
Furniture and equipment  . . . . . . . . . . . . . . . . . . . . . . . . .        6,432        5,843
Construction in progress . . . . . . . . . . . . . . . . . . . . . . . . .          705           --
                                                                               --------     --------
                                                                                 18,407       17,110
Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . .       (8,903)      (7,773)
                                                                               --------     --------
                                                                               $  9,504     $  9,337
                                                                               ========     ========

Depreciation expense amounted to approximately $1,236,000, $1,106,000, and $942,000 for years ended December 31, 1995, 1994, and 1993, respectively.

The Company began construction on a branch facility in Geneva, Illinois during 1995. The remaining construction costs at December 31, 1995, are estimated to be $1,134,000.

NOTE 7 -- DEPOSITS

The major components of deposits are summarized as follows:

                                                                               1995          1994
                                                                             ---------     ---------
Noninterest-bearing -- demand and other . . . . . . . . . . . . . . . . .    $  76,008     $  74,931
Interest-bearing:
   NOW accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       63,027        65,686
   Money market accounts  . . . . . . . . . . . . . . . . . . . . . . . .       33,808        31,443
   Savings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       51,935        56,822
   Time, $100,000 and over  . . . . . . . . . . . . . . . . . . . . . . .       62,628        49,477
   Other time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      166,365       135,382
                                                                             ---------     ---------
                                                                             $ 453,771     $ 413,741
                                                                             =========     =========

Interest expense on deposits is summarized as follows:

                                                                 1995          1994          1993
                                                               ---------     ---------     ---------
NOW accounts . . . . . . . . . . . . . . . . . . . . . . .     $   1,571     $   1,577     $   1,650
Money market accounts  . . . . . . . . . . . . . . . . . .         1,139           885           924
Savings  . . . . . . . . . . . . . . . . . . . . . . . . .         1,480         1,527         1,385
Time, $100,000 and over  . . . . . . . . . . . . . . . . .         3,323         1,922         1,411
Other time . . . . . . . . . . . . . . . . . . . . . . . .         8,987         5,880         5,397
                                                               ---------     ---------     ---------
                                                               $  16,500     $  11,791     $  10,767
                                                               =========     =========     =========

NOTE 8 -- NOTE PAYABLE

The note payable at December 31, 1995 and 1994, consisted of a FHLB advance which matures on February 26, 1996, bears a fixed interest rate of 4.83%, requires no principal reductions prior to maturity, and, pursuant to a collateral agreement with the FHLB, is secured by all stock in the FHLB and a blanket lien on $3,000,000 of the Bank's qualifying first mortgage loans.

NOTE 9 -- INCOME TAXES

A summary of Federal and state income taxes on operations is as follows:

                                                                      Year ended December 31,
                                                               -------------------------------------
                                                                 1995          1994          1993
                                                               ---------     ---------     ---------
Federal:
   Current . . . . . . . . . . . . . . . . . . . . . . . .     $   2,179     $   1,685     $   1,477
   Deferred  . . . . . . . . . . . . . . . . . . . . . . .           (47)           74          (214)
State:
   Current . . . . . . . . . . . . . . . . . . . . . . . .           395           304           204
   Deferred  . . . . . . . . . . . . . . . . . . . . . . .           (25)           16           (30)
                                                               ---------     ---------     ---------
                                                               $   2,502     $   2,079     $   1,437
                                                               =========     =========     =========

In addition to the preceding taxes on operations, taxes allocated for net unrealized gains (losses) on securities available for sale were $2,851,000, ($2,762,000), and $658,000 in 1995, 1994, and 1993, respectively. These amounts include the tax effect of transfers into available for sale in 1995 and 1993.

The following are the components of the deferred tax assets and liabilities at December 31, 1995 and 1994. The net deferred tax asset is included in accrued interest and other assets at December 31, 1995, and the net deferred tax liability is included in accrued interest and other liabilities at December 31, 1994.

                                                                                 1995         1994
                                                                               --------     --------
Gross deferred tax liabilities:
   Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   (442)    $   (434)
   Unrealized gain on securities available for sale . . . . . . . . . . . .        (747)          --
   Discount accretion . . . . . . . . . . . . . . . . . . . . . . . . . . .         (35)         (44)
   Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .         (64)         (87)
   Other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .        (273)        (194)
                                                                               --------     --------
      Gross deferred tax liabilities  . . . . . . . . . . . . . . . . . . .      (1,561)        (759)
                                                                               --------     --------
Gross deferred tax assets:
   Allowance for loan losses  . . . . . . . . . . . . . . . . . . . . . . .       1,016          892
   Unrealized loss on securities available for sale . . . . . . . . . . . .          --        2,104
   Deferred loan fees . . . . . . . . . . . . . . . . . . . . . . . . . . .          52          155
   Purchased mortgage servicing rights  . . . . . . . . . . . . . . . . . .           5           22
   Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         151           28
                                                                               --------     --------
      Gross deferred tax assets . . . . . . . . . . . . . . . . . . . . . .       1,224        3,201
                                                                               --------     --------
      Net deferred tax asset (liability)  . . . . . . . . . . . . . . . . .        (337)       2,442
      Valuation allowance for deferred tax assets . . . . . . . . . . . . .          --           --
                                                                               --------     --------
      Net deferred tax asset (liability)  . . . . . . . . . . . . . . . . .    $   (337)    $  2,442
                                                                               ========     ========

A reconciliation of the statutory Federal income tax of 34% to the income tax provision before the cumulative effect of an accounting change included in the consolidated statements of income is as follows:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Tax at statutory Federal income tax rate . . . . . . . . . . .    $  2,957     $  2,563     $  1,996
Nontaxable interest income,
   net of disallowed interest deduction  . . . . . . . . . . .        (856)        (815)        (665)
State income taxes, net of Federal benefit . . . . . . . . . .         244          211          118
Other, net . . . . . . . . . . . . . . . . . . . . . . . . . .         157          120          (12)
                                                                  --------     --------     --------
                                                                  $  2,502     $  2,079     $  1,437
                                                                  ========     ========     ========

NOTE 10 -- BENEFIT PLANS

The Company maintains a noncontributory pension plan covering substantially all full-time employees of the Company and the Bank who have completed age and service requirements. The total pension expense (income) under the pension plan approximated $28,000, ($5,000), and $31,000 for the years ended December 31, 1995, 1994, and 1993, respectively, and was comprised of the following components:

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Service cost -- benefits earned during the year . . . . . . . .   $    134     $    142     $    136
Interest cost on projected benefit obligation . . . . . . . . .        288          275          272
Actual return on plan assets  . . . . . . . . . . . . . . . . .       (801)          74         (663)
Net amortization and deferral . . . . . . . . . . . . . . . . .        407         (496)         286
                                                                  --------     --------     --------
                                                                  $     28     $     (5)    $     31
                                                                  ========     ========     ========

The following table sets forth the pension plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                                                      1995         1994
                                                                                    --------     --------
Vested benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  3,674     $  2,907
                                                                                    ========     ========
Accumulated benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . .   $  3,733     $  2,940
                                                                                    ========     ========
Projected benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . .   $  4,455     $  3,492
Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,129        3,600
                                                                                    --------     --------
   Plan assets in excess of (less than) projected benefit obligation  . . . . . .       (326)         108
Unrecognized net asset  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (222)        (259)
Unrecognized net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        595          176
Unrecognized prior service cost . . . . . . . . . . . . . . . . . . . . . . . . .        (43)         (47)
                                                                                    --------     --------
   Net pension asset (liability) recorded in the balance sheet at December 31 . .   $      4     $    (22)
                                                                                    ========     ========

Plan assets consist primarily of common stocks and corporate bonds and included approximately $626,000 and $472,000 of the Company's common stock at December 31, 1995 and 1994, respectively. Other selected information as of December 31 related to the pension plan is summarized as follows:

                                                                                      1995         1994
                                                                                    --------     --------
Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8.50%        7.90%
Expected long-term rate of return on plan assets  . . . . . . . . . . . . . . . .    10.00        10.00
Expected annual compensation increase . . . . . . . . . . . . . . . . . . . . . .     4.00         4.00

The Company also maintains an Employee Contributory Thrift Plan (the "Thrift Plan"). The Company contributes an amount determined by the Board of Directors to all eligible participants. In addition, for each dollar the participant deposits up to 6% of annual salary, the Company will contribute an additional fifty cents. Total contributions under the Thrift Plan amounted to approximately $259,000, $245,000, and $189,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

Statement of Financial Accounting Standards No. 106 ("SFAS 106") "Employer's Accounting for Postretirement Benefits Other than Pensions" was issued in December 1990, and became effective for the Company in 1993. The effect on the Company's financial statements of adopting SFAS 106 was not material.

In April, 1994, the stockholders approved a Stock Incentive Plan (the "Incentive Plan"), which authorizes the issuance of up to 250,000 shares of the Company's common stock, including the granting of qualified stock options ("Incentive Stock Options"), nonqualified stock options, restricted stock and stock appreciation rights. Subject to the terms and provisions of the Incentive Plan, stock based awards may be granted to selected directors and officers or employees at the discretion of the Board of Directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. In addition, all stock options are granted for a maximum term of ten years.

Incentive Stock Options granted during the years ended December 31, 1995 and 1994, are as indicated in the table below. No compensation expense was recorded upon issuance of the stock options, since the exercise price was the market value at the date of the grant. None of these options had been exercised as of December 31, 1995.

     Date Granted    Number of Options    Exercise Price    Expiration Date
     ------------    -----------------    --------------    ---------------
     May 17, 1994         18,373             $24.625         May 17, 2004
     May 16, 1995         18,579              24.750         May 16, 2005

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company. As of December 31, 1995, there were no nonqualified stock options, stock appreciation rights, or restricted stock issued under the Incentive Plan.

NOTE 11 -- COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiary are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liability, if any, resulting from these actions will not have an adverse material effect on the Company's consolidated financial position.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments and guarantees written have off-balance-sheet risk because only origination fees are recognized in the statement of financial position until the commitments are fulfilled or the guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

The Company has entered into agreements to sell mortgage loans to the FHLMC and the FNMA. The amounts remaining with FHLMC and FNMA, under these agreements, at December 31, 1995 and 1994 were as follows.

                                                             1995         1994
                                                           --------     --------
Federal Home Loan Mortgage Corporation . . . . . . . . .   $  6,365     $ 15,927
Federal National Mortgage Association  . . . . . . . . .         --        4,514

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet investments. At December 31, 1995 and 1994, the contract amounts of such commitments and conditional obligations were as follows:

                                                             1995         1994
                                                           --------     --------
Commitments to extend credit
   Fixed rate . . . . . . . . . . . . . . . . . . . . .    $ 17,585     $ 25,068
   Variable rate  . . . . . . . . . . . . . . . . . . .      74,479       63,490
Standby letters of credit . . . . . . . . . . . . . . .      19,150       17,877

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant, equipment, and income producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those standby letters of credit are primarily issued in favor of municipalities and insurance companies. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company provides several types of loans to its customers including residential, construction, commercial, and installment loans. Lending activities are conducted with customers in a wide variety of industries as well as with individuals with a wide variety of credit requirements. The Company does not have a concentration of loans in any specific customer or industry. Credit risk tends to be geographically concentrated in that the majority of the Company's customer base lies within the City of Aurora and the surrounding communities.

The Bank maintained reserves in accordance with Federal Reserve requirements of approximately $8,829,000 and $8,360,000 at December 31, 1995 and 1994,
respectively.

NOTE 12 -- RELATED PARTY TRANSACTIONS

A summary of loans made by the Bank in the ordinary course of business to or for the benefit of directors, executive officers, or principal holders of equity securities of the Company is as follows for the year ended December 31, 1995:

Balance at beginning of year . . . . . . . . . . . . . . . . . . . .  $  8,652
New loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    36,344
Repayments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (34,270)
                                                                      --------
Balance at end of year . . . . . . . . . . . . . . . . . . . . . . .  $ 10,726
                                                                      ========

NOTE 13 -- CAPITAL MATTERS

On April 20, 1993, the stockholders approved a three-for-one stock split. As a result, the total number of shares authorized increased from 2,000,000 to 6,000,000; the total number of shares issued at that time increased from 677,230 to 2,031,690; the total number of treasury shares increased from 13,136 to 39,408; and the par value of common stock was reduced from $15 to $5 per share. Concurrently, the stockholders approved reducing the par value of the common stock from $5 to $1 per share. Unless otherwise noted, all references to the number of shares and per share data in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

During 1993, the Company sold 575,000 shares of common stock at $20.50 per share. Proceeds of approximately $11,788,000 were offset by stock issuance commissions and costs of $1,107,000.

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier I Capital. Under these guidelines, Tier I Capital consists of common and qualifying preferred stockholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill. Tier II Capital consists of, in addition to Tier I Capital, mandatory convertible debt, preferred stock not qualifying as Tier I Capital, subordinated and other qualifying term debt and the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets which include both on and off-balance sheet exposures. The effect of the unrealized gains (losses) on securities available for sale is excluded from these calculations.

In addition to the risk-based capital requirement, the Federal Reserve Board has adopted a minimum leverage ratio of 3% for the most highly-rated bank holding companies, with minimum ratios of 4% to 5% for all others. The leverage ratio is defined as the ratio of Tier I Capital to average total assets. Management of the Company has established a minimum target leverage ratio of 5%.

The Company exceeded all regulatory capital requirements at December 31, 1995. The following table presents the Company's approximate regulatory capital ratios as of December 31, 1995:

                                                               Leverage        Risk-Based Capital
                                                                 Ratio        Tier I        Tier II
                                                               ---------     ---------     ---------
Required percentage  . . . . . . . . . . . . . . . . . . .         5.00%         4.00%         8.00%
Actual percentage  . . . . . . . . . . . . . . . . . . . .        10.31%        14.54%        15.79%

Required regulatory capital  . . . . . . . . . . . . . . .     $ 26,072      $ 14,794      $ 29,588
Actual regulatory capital  . . . . . . . . . . . . . . . .       53,765        53,765        58,399
Excess regulatory capital  . . . . . . . . . . . . . . . .       27,693        38,971        28,811

Dividends from the Bank are the Company's primary source of funds. National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Bank without prior regulatory approval. At January 1, 1996, approximately $11,965,000 was available for the payment of dividends by the Bank to the Company.

NOTE 14 -- STOCKHOLDER RIGHTS PLAN

Pursuant to a plan adopted by the Company in January, 1989, and after the Company's three-for-one stock split in April, 1993, each share of the Company's common stock carries one-third of a right (referred to as a "Right") to purchase one hundredth of a share of Series A Preferred Stock, $1.00 par value ("Preferred Stock"), at a price of $125.00 (subject to adjustment). The Rights are tradeable only with the Company's common stock until they become exercisable. The Rights become exercisable ten business days after the earlier of the date a person acquires or commences a tender offer to acquire 15% or more of the Company's common stock. The Rights are subject to redemption by the Company at a price of $0.01 per Right, subject to certain limitations, and will expire on January 13, 1999. The Preferred Stock Right carries preferential dividend and liquidation rights and certain voting and other rights.

If after the Rights become exercisable, the Company or its assets are acquired in certain merger or other transactions, except under certain circumstances, each holder of a Right may purchase at the exercise price of the Right shares of common stock of the acquiring or surviving company having a market value of two times the exercise price of the Right. In addition, if after the Rights become exercisable, any person becomes the owner of 20% of the Company's outstanding common stock, or the Company is involved in certain "self-dealing" transactions involving any person owning 15% or more of the Company's outstanding common stock, each holder of a Right may purchase at the exercise price of the Right, shares of the Company's common stock (or in certain cases, cash, property, or other securities of the Company) having a market value of twice the exercise price of the Right. Rights held by an acquiring person become void upon the occurrence of such events.

NOTE 15 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value. Considerable judgement is required to develop the estimates of fair value and, therefore, the estimates provided below are not necessarily indicative of the amount that could be realized in a current market exchange.

SHORT TERM FINANCIAL INSTRUMENTS: These instruments are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments. This approach applies to cash and cash equivalents, accrued receivables and certain other liabilities.

SECURITIES: Fair value for these instruments equals quoted market prices or dealer quotes.

LOANS HELD FOR SALE: The fair value of loans held for sale is estimated based upon the anticipated sale price of each loan.

LOANS: The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of impaired loans is also estimated on a present value basis, using each loan's effective interest rate.

DEPOSITS: The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using the current rates for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
Federal funds purchased are for a term of one day and the carrying amount is a reasonable estimate of fair value. The fair value of securities sold under repurchase agreements is estimated by discounting future cash flows using the current rates for funds of similar remaining maturities.

NOTE PAYABLE: The FHLB advance is at a fixed rate and the fair value is estimated using the current rates for advances of similar remaining maturities.

NOTE 15 -- DISCLOSURES ABOUT FAIR VALUE OF
           FINANCIAL INSTRUMENTS -- (CONTINUED)

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT: The fee that would be charged to enter similar commitments today is the fair value. All commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis. The fair value of these instruments is not material.

The carrying values and estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                                          1995                        1994
                                                ------------------------    ------------------------
                                                              Estimated                   Estimated
                                                 Carrying       Fair         Carrying       Fair
                                                  Value         Value         Value         Value
                                                ----------    ----------    ----------    ----------
Financial assets:
   Cash and due from banks  . . . . . . . . .   $   28,166    $   28,166    $   28,922    $   28,922
   Securities available for sale  . . . . . .      187,169       187,169       128,326       128,326
   Securities held to maturity  . . . . . . .           --            --        38,505        37,311
   Loans held for sale  . . . . . . . . . . .        4,340         4,340         2,033         2,033
   Loans  . . . . . . . . . . . . . . . . . .      304,327       301,077       285,573       277,962
   Allowance for loan losses  . . . . . . . .       (5,176)       (5,176)       (5,140)       (5,140)
   Accrued interest receivable  . . . . . . .        4,063         4,063         3,647         3,647
   Due from broker  . . . . . . . . . . . . .        3,687         3,687            --            --

Financial liabilities:
   Deposits . . . . . . . . . . . . . . . . .   $ (453,771)   $ (455,875)   $ (413,741)   $ (412,066)
   Federal funds purchased and securities
      sold under repurchase agreements  . . .      (22,726)      (22,726)      (33,299)      (33,299)
   Notes payable  . . . . . . . . . . . . . .       (3,000)       (3,000)       (3,000)       (2,911)
   Accrued interest payable . . . . . . . . .       (1,703)       (1,703)       (1,232)       (1,232)
   Due to broker  . . . . . . . . . . . . . .       (1,560)       (1,560)         (608)         (608)

NOTE 16 -- CONDENSED FINANCIAL INFORMATION -- COMPANY ONLY

Presented below are the condensed balance sheets and condensed statements of income and cash flows for Merchants Bancorp, Inc.

                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994

                                                                                 1995         1994
                                                                               --------     --------
ASSETS
Repurchase agreement with bank subsidiary . . . . . . . . . . . . . . . . .    $  9,631     $  9,000
Noninterest-bearing deposit with bank subsidiary  . . . . . . . . . . . . .         919        1,341
Investment in bank subsidiary, at equity  . . . . . . . . . . . . . . . . .      43,442       33,211
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         480          184
                                                                               --------     --------
                                                                               $ 54,472     $ 43,736
                                                                               ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued interest and other liabilities  . . . . . . . . . . . . . . . . . .    $    378     $    280
Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . .      54,094       43,456
                                                                               --------     --------
                                                                               $ 54,472     $ 43,736
                                                                               ========     ========

NOTE 16 -- CONDENSED FINANCIAL INFORMATION -- COMPANY ONLY

                        CONDENSED STATEMENTS OF INCOME
                YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                    1995         1994         1993
                                                                  --------     --------     --------
OPERATING INCOME
Cash dividends received from bank subsidiary  . . . . . . . . .   $  1,395     $  1,001     $  1,060
Interest income on repurchase agreement with
   bank subsidiary  . . . . . . . . . . . . . . . . . . . . . .        457          291            3
                                                                  --------     --------     --------
                                                                     1,852        1,292        1,063
                                                                  --------     --------     --------
OPERATING EXPENSES
Interest on note payable  . . . . . . . . . . . . . . . . . . .         --            5           40
Other expenses  . . . . . . . . . . . . . . . . . . . . . . . .        280          227           65
                                                                  --------     --------     --------
                                                                       280          232          105
                                                                  --------     --------     --------
Income before income taxes and equity in
   undistributed net income of bank subsidiary  . . . . . . . .      1,572        1,060          958
Income tax expense (benefit)  . . . . . . . . . . . . . . . . .         73           24          (42)
Income before equity in undistributed
   net income of bank subsidiary  . . . . . . . . . . . . . . .      1,499        1,036        1,000
Equity in undistributed net income
   of bank subsidiary . . . . . . . . . . . . . . . . . . . . .      4,697        4,423        3,734
                                                                  --------     --------     --------
      Net income  . . . . . . . . . . . . . . . . . . . . . . .   $  6,196     $  5,459     $  4,734
                                                                  ========     ========     ========

                      CONDENSED STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                    1995         1994         1993
                                                                  --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .   $  6,196     $  5,459     $  4,734
Adjustments to reconcile net income to
   net cash from  operating activities:
      Equity in undistributed net income of
         bank subsidiary  . . . . . . . . . . . . . . . . . . .     (4,697)      (4,423)      (3,734)
      Other, net  . . . . . . . . . . . . . . . . . . . . . . .       (251)        (158)          35
                                                                  --------     --------     --------
      Net cash from operating activities  . . . . . . . . . . .      1,248          878        1,035
                                                                  --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on note payable  . . . . . . . . . . . . . .         --         (450)        (300)
Net proceeds from stock offering  . . . . . . . . . . . . . . .         --           --       10,681
Dividends paid, net of dividend reinvestments . . . . . . . . .     (1,039)        (911)        (671)
                                                                  --------     --------     --------
   Net cash from financing activities . . . . . . . . . . . . .     (1,039)      (1,361)       9,710
                                                                  --------     --------     --------
   Net change in cash and cash equivalents  . . . . . . . . . .        209         (483)      10,745
   Cash and cash equivalents at beginning of year . . . . . . .     10,341       10,824           79
                                                                  --------     --------     --------
   Cash and cash equivalents at end of year . . . . . . . . . .   $ 10,550     $ 10,341     $ 10,824
                                                                  ========     ========     ========

NOTE 17 -- SUBSEQUENT EVENT

On June 30, 1995, the Company entered into an agreement to acquire 100% of the outstanding common stock of Valley Banc Services Corp. for cash in the amount of $20,500,000. The Company borrowed $14 million to finance this transaction, which was consummated on January 3, 1996, and accounted for using the purchase method. Selected financial information for Valley Banc Services Corp. is as follows (in thousands):

     Consolidated assets at December 31, 1995 . . . . . . . . . .  $ 167,527
     Net interest income for the year ended December 31, 1995 . .      5,987
     Net income for the year ended December 31, 1995  . . . . . .        389

                          [ CROWE CHIZEK LETTERHEAD ]


                          Independent Auditors' Report


Stockholders and Board of Directors
Merchants Bancorp, Inc.
Aurora, Illinois

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and Subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merchants Bancorp, Inc. and Subsidiary as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of computing income tax expense and accounting for securities in 1993.



/s/  CROWE, CHIZEK AND COMPANY LLP

Crowe, Chizek and Company LLP


Oak Brook, Illinois
February 9, 1996

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Merchants Bancorp, Inc., a bank holding company headquartered in Aurora, Illinois, is one of the leading commercial banking and trust institutions in Aurora and surrounding communities. The Company conducts a full service community banking and trust business through its wholly-owned subsidiary bank, The Merchants National Bank of Aurora, which has its main office and three locations in Aurora and one additional location in Oswego, Illinois. A new branch under construction in Geneva, Illinois, will open in early 1996. The Bank also operates two loan production offices, in Aurora and Yorkville, Illinois. On January 3, 1996, the Company purchased Valley Banc Services Corp., a $167 million bank holding company with banks located in St. Charles, Hinckley, Osco, and Grayslake, Illinois.

As a large, community-oriented, independent financial institution in the Aurora area, the Company is well positioned to take advantage of the growth of Aurora and its surrounding communities. The Bank has continuously served the Aurora community since it was chartered in 1888. The Company's local management, coupled with its long record of service, has allowed it to compete successfully in Aurora's banking market. The Bank operates as a traditional community bank with conveniently located facilities and a professional, highly motivated staff which is active in the community, focuses on long-term relationships with customers and provides individualized quality service.

The Company's earnings performance and financial condition were solid during 1995, with a return on average assets of 1.19% and total capital to risk adjusted assets of 15.79%. Contributing to this performance has been a stable, well managed net interest margin. Fee revenue, including both trust and mortgage banking revenues is expected to be a growing source of income. Trust revenue, increased approximately 12% from 1994, and mortgage banking revenue increased 10% in 1995, after declining 38% during the mortgage industry slow-down of 1994. The ratio of nonperforming loans to total assets was cut in half to 0.35% from 0.71% at December 31, 1995 and 1994, respectively. The allowance for loan losses was strengthened to cover 248.3% of nonperforming loans at December 31, 1995, up from 146.9% at the end of 1994. Loans charged off as a percent of average loans declined to 0.60% in 1995, from 0.68% in 1994.

The Company's earnings performance has shown continuous growth during the past three years. The Company's net income was a record $6,196,000 during 1995, compared to $5,459,000 in 1994, and $4,734,000 in 1993. In 1993, net
income before the cumulative effect of a change in accounting principle, due to the adoption of SFAS 109, was $4,434,000. Net income before the cumulative effect of a change in accounting principle increased 13.5% in 1995 over 1994, compared to a 1994 increase of 23% over 1993. Most of the increase in 1995 resulted from greater net interest income, which resulted from a 10.3% increase in total interest earning assets and a net interest margin of 4.73% in 1995, 4.92% in 1994, and 4.93% in 1993.

Results of Operations

Net Interest Income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets, and the volume and rates paid on interest bearing liabilities. Net interest margin is the ratio of tax equivalent net interest income to average earning assets.

A review of overall trends shows that net interest income grew during the last three years. The primary cause for these increases was the growth in earning assets and deposits of the Company.
 Net interest income was $21.5 million, $20.0 million, and $17.9 million in 1995, 1994, and 1993, respectively. Net interest income to average total earning assets on a fully tax equivalent basis was 4.73% in 1995, 4.92% in 1994, and 4.93% in 1993.

The tax equivalent yield on earning assets increased from 7.96% in 1994, to 9.08% in 1995, as interest rates were generally higher in 1995 than in 1994. The average interest rate paid on interest bearing liabilities increased from 3.66% in 1994 to 4.59% in 1995. When 1993 and 1994 are compared, the
Company's asset yields and cost of funds, on average, had not changed. The tax equivalent yield on earning assets was 7.96% in both 1994 and 1993, while the average interest rate paid on interest bearing liabilities was also unchanged at 3.66% in both years.

Management has consistently managed the balance sheet with the objective of maintaining a stable net interest margin over the long term, regardless of changes in market interest rates, so that asset growth results in a corresponding increase in net interest income. Average interest rates are the result of the volume and interest rates of new assets and liabilities and the volume and interest rates of matured, sold, or repaid assets and liabilities.

The table below demonstrates that most of the growth in net interest income has come as a direct result of balance sheet growth, rather than changes in interest rates. This table allocates the changes in tax equivalent net interest income to changes in either average balances or average rates for earning assets and interest bearing liabilities. The change in net interest income due to both volume and rate has been allocated proportionately to the change due to balance and due to rate. Tax exempt interest income is measured on a tax equivalent basis using a 34% rate.

Provision for Loan Losses

The quality of the Company's loan portfolio has allowed management to decrease its provision for loan losses. The Company's provision for loan losses was $1,783,000 in 1995, $2,298,000 in 1994, and $2,423,000 in 1993.
Provisions for loan losses are made to recognize current period net charge off activity, and to provide for possible future losses on loans which are identified in the loan review process. The allowance for loan losses as a percent of total loans was 1.70%, 1.80%, and 1.71% as of December 31, 1995, 1994, and 1993, respectively. Net charge-offs were $1,747,000, $1,863,000, and $1,879,000, respectively, in 1995, 1994, and 1993. Net charge-offs as a percentage of average loans has declined each year, to 0.60% in 1995, from 0.67% in 1994, and 0.73% in 1993.

The Company adopted Statement of Financial Accounting Standards No. 114 and No. 118, "Accounting by Creditors for Impairment of a Loan" as of January 1, 1995. Adopting these statements did not impact the Company's budgeted provision for loan losses or the allowance for loan losses. For a further discussion see "Nonperforming Loans and Assets."

Noninterest Income

The table on the following page shows the Company's noninterest income for the years indicated.

Total noninterest income increased $354,000 (5%), during 1995, after a decline of $42,000, or less than 1%, from 1993 to 1994. All noninterest categories except securities gains increased from 1994 to 1995. Trust income increased $203,000 (12%) to $1,925,000 in 1995, from $1,722,000 in 1994, and grew $300,000 (21%) during 1994, from $1,422,000 in 1993.  Assets under management grew to $371 million at December 31, 1995, from $326 million at December 31, 1994, and $315 million at December 31, 1993, representing growth of approximately 13.8% and 3.5% during 1995 and 1994, respectively. Emphasis on certain types of accounts, including employee benefit accounts, resulted in an increase in income and assets under management in 1995 and 1994.

In 1995 and 1993, the Company purchased servicing rights on portfolios of mortgage loans totaling approximately $62.6

- -------------------------------------------------------------------------------
Analysis of Changes in Interest Income (In thousands)

                                                                                   Change Due to
                                                                               ---------------------
                                                                   Total       Average      Average
                                                                   Change      Balance        Rate
                                                                  --------     --------     --------
1995 Compared to 1994:
Earning assets  . . . . . . . . . . . . . . . . . . . . . . . .   $  6,759     $  3,441     $  3,318
Interest bearing liabilities  . . . . . . . . . . . . . . . . .      5,195        2,401        2,794
                                                                  --------     --------     --------
Net interest income . . . . . . . . . . . . . . . . . . . . . .   $  1,564     $  1,040     $    524
                                                                  ========     ========     ========
1994 Compared to 1993:
Earning assets  . . . . . . . . . . . . . . . . . . . . . . . .   $  3,954     $  3,990     $    (36)
Interest bearing liabilities  . . . . . . . . . . . . . . . . .      1,547        1,637          (90)
                                                                  --------     --------     --------
Net interest income . . . . . . . . . . . . . . . . . . . . . .   $  2,407     $  2,353     $     54
                                                                  ========     ========     ========

million and $71.8 million, respectively. The serviced loans are located primarily in the Company's market area and in Northern Illinois. In addition, beginning in 1993, the Company began to retain the servicing rights on new mortgage loans originated and sold. The total servicing portfolio, including purchased and originated loans, was $235 million and $153 million at December 31, 1995 and 1994, respectively. Management's plans are to continue increasing the size of the servicing portfolio.

Servicing income was $232,000 in 1993 and grew to $432,000 in 1994 and $559,000 in 1995. Purchased mortgage servicing rights totaled $1,165,000 and $412,000 at December 31, 1995 and 1994, respectively. Amortization of this asset was $123,000, $68,000, and $316,000 in 1995, 1994, and 1993,
respectively.

The Company will adopt Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), effective January 1, 1996. Under SFAS 122, the Company recognizes a separate asset for both purchased and originated mortgage servicing rights.

As discussed further below under "Securities," the Company adopted SFAS 115 at December 31, 1993. Sales of securities available for sale totaled $23.8 million during 1995 and $17.9 million during 1994, resulting in net gains of $133,000 and $373,000, respectively. These securities were sold due to changes in interest rates, availability of alternative investments, liquidity needs, and other factors. Sales of securities classified as held for sale resulted in net gains of $250,000 during 1993. During 1993, approximately $4 million in securities classified as held to maturity at December 31, 1992, were sold at a net gain of $31,000, principally as a result of realigning the portfolio in order to implement SFAS 115.

Other noninterest income was $880,000, $844,000, and $682,000 in 1995, 1994, and 1993, respectively. In 1995, fees related to ATMs remained stable at $465,000 as compared to $456,000 in 1994, following an increase from $238,000 in fees during 1993. Debit card fees, a new source of income introduced in late 1995, totaled $17,000.

Noninterest Expense

The table on page 32 shows the Company's noninterest expense for the years indicated.

Noninterest expense increased 6.9% to $17.9 million in 1995, compared to $16.7 million in 1994. This followed a $556,000 increase (3.4%) in 1994, to $16.7 million, compared to 1993 noninterest expense of $16.2 million.

Salaries and benefits increased $713,000 (7.8%) to $9.9 million in 1995, compared to $9.2 million in 1994, and $8.8 million in 1993. The full time equivalent number of employees was 261, 265, and 254 as of December 31, 1995, 1994, and 1993, respectively. The increased expense in 1995 included a one-time charge of $234,000 to recognize the cost of an early retirement plan offered to employees meeting certain service requirements.

Occupancy expenses were $86,000 (9.1%) higher in 1995 than in 1994, after an increase of $12,000 (1.3%) in 1994, compared to 1993. Remodeling of the West Plaza branch, which is also the location of both the mortgage department and the trust department, was completed in 1994. A new branch being constructed in Geneva, Illinois, is expected to be completed in March, 1996, at a cost of approximately $1.8 million. The added occupancy expense of the new location will be reflected in 1996 operating results.

Furniture and equipment expenses increased $148,000 (13.6%) in 1995, and $150,000 (16.0%) in 1994. Management believes strongly in the use of technology to achieve operational efficiency and quality of results. Investments in new systems to manage information have contributed to the increase in equipment expenses during the years presented. Some of these projects have involved specific product areas, such as the

- -------------------------------------------------------------------------------
Noninterest Income (In thousands)

                                                                    1995         1994         1993
                                                                  --------     --------     --------
Trust income  . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,925     $  1,722     $  1,422
Mortgage banking income . . . . . . . . . . . . . . . . . . . .      1,267        1,153        1,857
Service charges and fees  . . . . . . . . . . . . . . . . . . .      2,713        2,472        2,364
Securities gains, net . . . . . . . . . . . . . . . . . . . . .        133          373          281
Other income  . . . . . . . . . . . . . . . . . . . . . . . . .        880          844          682
                                                                  --------     --------     --------
   Total noninterest income . . . . . . . . . . . . . . . . . .   $  6,918     $  6,564     $  6,606
                                                                  ========     ========     ========

introduction of the debit card in 1995, and some are designed to improve operational efficiency and customer service. Also, each of the remodeling and expansion projects mentioned above also involved the purchase of furniture and equipment.

The cost of insurance premiums assessed by the Federal Deposit Insurance Corporation (the "FDIC") was $475,000 in 1995, compared to $846,000 in 1994, and $756,000 in 1993. The FDIC Bank Insurance Fund ("BIF") reached its congressionally mandated level during the second quarter of 1995. In September, new assessment rates were retroactively put into effect as of June 1, 1995. As a result, all BIF insured institutions received refunds representing the difference between the old and new rates, plus interest. On September 15, 1995, the Bank received a refund of approximately $255,000, which included $3,000 in interest. The Bank continues to pay the lowest assessment rate, reduced to .04% of average deposits as of June 1, 1995, and to zero as of January 1, 1996, from the previous level of .23% of average deposits. The lowest assessment rate is applied to well capitalized institutions in the supervisory group representing the least risk.

Other expenses increased $580,000 (12.4%) in 1995, compared to 1994, after a decrease of $83,000 (1.7%) in 1994 compared to 1993. Consulting fees increased $176,000, to $245,000 in 1995, from $69,000 in 1994. Most of the increase in consulting fees was the result of an initiative in which a consulting firm was engaged to work with management to increase earnings through changes in a wide array of areas, including product pricing, operating procedures, and staffing. Management believes the changes that have been implemented, or will be implemented, as a result of this initiative will result in significant earnings improvement over time. Losses on dispositions of other real estate owned were $86,000 in 1995, compared to $4,000 in 1994. Amortization of mortgage servicing increased $55,000, from $68,000 in 1994 to $123,000 in 1995.

Income Taxes

SFAS 109, "Accounting for Income Taxes," was adopted by the Company in the first quarter of 1993. The cumulative effect of this change in accounting principle increased net income by $300,000 during 1993.

The Company's provision for income taxes was $2,502,000, $2,079,000, and $1,437,000 for the years ended December 31, 1995, 1994, and 1993, respectively. The increased provisions were attributed to increased earnings of the Company.

Financial Condition

Lending Activities

The Company's major source of income is interest on loans, and the composition of the portfolio reflects the communities served by the Bank. The table on page 33 presents the composition of the Company's loan portfolio at the end of the periods indicated.

Total loans increased $18.7 million, or 6.5%, to $304.3 million as of December 31, 1995, from $285.6 million at December 31, 1994. This compares to an increase of $10.9 million or 4.0% in 1994.

The commercial loan portfolio decreased somewhat in 1995 following a substantial increase in 1994. Commercial and industrial loans decreased $2.9 million (2.6%) during 1995, to $109.9 million as of December 31, 1995, after increasing $8.1 million (7.7%) during 1994, to $112.8 million as of December 31, 1994. Commercial real estate loans decreased $4.6 million (6.4%) from $72.3 million as of December 31, 1994, to $67.7 million as of December 31, 1995. This compares to a balance of $53.3 million as of December 31, 1993. These loans are made on the basis of borrowers' cash flows and do not rely upon the sale of the property to repay the loans. As added security, these loans are backed by the value of the collateral properties, which are supported by recent appraisals. The Company has

- -------------------------------------------------------------------------------
Noninterest Expense (In thousands)

                                                               1995        1994        1993
                                                            ----------  ----------  ----------
Salaries and employee benefits..............................$    9,893  $    9,180  $    8,793
Occupancy expenses, net.....................................     1,030         944         932
Furniture and equipment expenses............................     1,238       1,090         940
FDIC deposit assessment.....................................       475         846         756
Other expenses..............................................     5,253       4,673       4,756
                                                            ----------  ----------  ----------
  Total noninterest expense.................................$   17,889  $   16,733  $   16,177
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------


benefitted in the commercial lending area, including commercial real estate, from a growing local economy and a strong sales culture, which emphasizes community and customer relationships, supported by an active calling program. This approach gives the Company a competitive advantage over institutions in the area that have been acquired and may lack the locally owned profile and community orientation that has been developed and maintained by the Company.

The category that grew the most during 1995 was real estate construction, which increased $16.0 million (65.3%) from $24.5 million as of December 31, 1994, to $40.5 million as of December 31, 1995. This compares to a balance of $35.2 million as of December 31, 1993. These loans are typically of a short duration and reflect the continued growth of the Aurora area. The majority of these loans were to experienced developers of pre-sold homes in the price range of $100,000 to $150,000.

The Company's residential real estate loans consist of loans secured by one to four family homes. This category increased $12.1 million (62.0%) in 1995 and $8.1 million (72.1%) in 1994, primarily as a result of adjustable rate mortgages added to the portfolio. The Company sells most fixed rate residential real estate loans, primarily to the FHLMC and to the FNMA. Loans held for sale were $4.3 million and $2.0 million as of December 31, 1995 and 1994, respectively. Minimum commitments under these agreements to sell loans were $6.4 million to FHLMC as of December 31, 1995, and no commitments were outstanding to FNMA as of that date.

Total installment loans have declined in each of the past two years. The primary source of installment lending has been in single pay and amortizing loans used to finance automobiles, recreation vehicles, home improvements, durable goods and other consumer uses, with the most common of these being automobile financing. Competition from manufacturer financing and from institutions willing to accept lower interest rates has caused a decline in the yield available on these loans. Because other lending opportunities were available, the Company elected not to aggressively pursue these lower yielding credits.

Nonperforming Loans and Assets

The Company utilizes a loan review function which is separate from the lending function and is responsible for the review of new and existing loans. Potential problem credits are monitored by the loan review staff and are submitted for review to a credit committee consisting of loan officers and Board members.

The loan review department rates all commercial loans and mortgage loans secured by commercial properties or five-plus family residences. These loans are rated 1 to 6, with 4 being special mention, 5 substandard, and 6 doubtful. Loans over 90 days past due are normally either charged off or, if well secured and in the process of collection, placed in nonaccrual status.

The Company adopted Statement of Financial Accounting Standards No. 114 and No. 118 for impaired loans effective January 1, 1995. Under

- -------------------------------------------------------------------------------
Loan Portfolio (In thousands)

                                                                      December 31,
                                                            ----------------------------------
                                                               1995        1994        1993
                                                            ----------  ----------  ----------
Commercial and industrial...................................$  109,872  $  112,828  $  104,711
Real estate - commercial....................................    67,739      72,305      53,334
Real estate - construction..................................    40,510      24,470      35,249
Real estate - residential...................................    31,673      19,549      11,356
Installment.................................................    50,489      53,806      73,861
Credit card receivables.....................................     5,644       4,119           -
Other loans.................................................       455         937         293
                                                            ----------  ----------  ----------
   Gross loans..............................................   306,382     288,014     278,804
Unearned discount...........................................    (1,743)     (2,054)     (3,807)
Deferred loan fees..........................................      (312)       (387)       (330)
                                                            ----------  ----------  ----------
   Total loans..............................................   304,327     285,573     274,667
Allowance for loan losses...................................    (5,176)     (5,140)     (4,705)
                                                            ----------  ----------  ----------
   Loans, net...............................................$  299,151  $  280,433  $  269,962
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

these standards, the Company defined loans that will be individually evaluated for impairment to include commercial loans and mortgages secured by commercial properties or five-plus family residences. All other smaller balance homogeneous loans are evaluated for impairment in total.

The Company defines impaired loans to include all commercial loans and mortgage loans secured by commercial properties or five-plus family residences that are graded 6, in nonaccrual status, or restructured after January 1, 1995.

Impaired loans totaled $921,000 at December 31, 1995. Impaired loans with an allowance for loan losses allocation, and the related allocation, were $921,000 and $631,000, respectively, at December 31, 1995.

There were no loans past due ninety days or more and still accruing, as of December 31, 1995, or 1994. Restructured loans totaled $949,000 and $2,102,000 as of December 31, 1995 and 1994, respectively. The majority of these balances consisted of loans to a single borrower. Nonaccrual loans decreased to $1,135,000 as of December 31, 1995, compared to $1,397,000 as of December 31, 1994. Other real estate owned decreased from $845,000 at December 31, 1994, to $566,000 at December 31, 1995. Values placed on properties are based on current independent appraisals. The ratio of nonaccrual and restructured loans to total loans was 0.68% and 1.23% as of December 31, 1995 and 1994, respectively. The restructured loans were performing in accordance with the terms of the new agreements. The ratio of nonaccrual loans to total loans was 0.31% and 0.49% as of December 31, 1995 and 1994, respectively.

During 1994, the Bank agreed to modify the terms of three loans to one borrower totaling $3,077,000. Under the modified terms the Bank accepted a parcel of real estate in partial settlement. The remaining loan balances were rewritten into two notes which had a total carrying value of $1,047,000 and $2,028,000 at December 31, 1995 and 1994, respectively, and are fully collateralized. Each note carries a fixed interest rate of 8.5%, which was the market rate of interest for similar borrowers at the restructure date. These modifications resulted in a $168,000 loss charged to the allowance for loan losses in 1994. No interest income was recognized in 1994 on these loans prior to the modifications. After the restructuring, interest income recorded on the restructured loans was $129,000 in 1994.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses. The adequacy of the allowance for loan losses is monitored by the loan review staff, and reported to management and the Board of Directors. The ratio of the allowance for loan losses to total loans was 1.70% and 1.80% as of December 31, 1995, and December 31, 1994, respectively. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 1995. While management uses available information to provide for losses on loans, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examinations.

Securities

The objectives regarding the securities portfolio are to provide the Company with a source of liquidity and earnings. As of December 31, 1993, the Company implemented SFAS 115. Under this standard, securities available for sale are carried at fair value, with related unrealized gains or losses, net of deferred income taxes, recorded as an adjustment to equity capital. In addition, as permitted by the SFAS 115 implementation guide released in 1995, the Company exercised a one time opportunity to reassess the appropriateness of the classifications of all securities held. Based on the review, the Company reclassified securities having an amortized cost of $39,664,000 and a net unrealized gain of $1,461,000 at December 15, 1995 from held to maturity to available for sale.

As of December 31, 1995, net unrealized gains of approximately $2.2 million, reduced by deferred income taxes of approximately $747,000, resulted in an increase in equity capital of approximately $1.5 million. As of December 31, 1994, net unrealized losses of approximately $6.2 million, reduced by deferred income taxes of $2.1 million resulted in a decrease in equity capital of approximately $4.1 million.

During 1995, the securities portfolio grew $12 million (6.9%), as measured by amortized cost, to $185 million as of December 31, 1995, from $173 million as of December 31, 1994. As of December 31, 1995, U.S. Treasury securities, at $25 million, comprised 13.5% of the total portfolio, compared with 18.2% as of December 31, 1994. U.S. Government agency mortgage backed securities grew from $39.3 million, or 22.7% of the portfolio, as of December 31, 1994, to $44.8 million, or 24.2% of the portfolio as of December 31, 1995. The increase in the proportion of the total portfolio invested in U.S. Government agency mortgage backed securities was primarily due to the higher yields available on these securities. Mortgage backed securities are comprised of investments in pools of residential mortgages. The mortgage pools are issued and guaranteed by the FHLMC, the GNMA, or the FNMA.

As of December 31, 1995, and 1994, the Company held structured notes, which were in the available for sale category, carried at fair values of $6.4 million and $10.6 million, respectively. These securities were issued by the FHLB, the FNMA, and the SLMA. These obligations offer the investor periodic coupon increases over a given time horizon, and are generally subject to call after the first coupon readjustment date. All such securities are stress tested, to assess the probable price sensitivity in response to an immediate and sustained change in market interest rates. In addition, each security's total return is computed to each call date, as if it were to be called on that date, and the resulting annual return is compared with other investments with maturities similar to the call dates of the security.

Deposits and Borrowed Funds

The Company has a relatively stable deposit base from within its market area. Deposits of $453.8 million reflected growth of $40.1 million (9.7%) during 1995, when compared to $413.7 million as of December 31, 1994. Noninterest bearing deposits grew $1.1 million (1.5%), while interest bearing deposits increased $39.0 million (11.5%). Most of the growth was in time deposits, as time deposits in denominations of $100,000 or more grew $13.1 million (26.6%) and time deposits under $100,000 grew $31.0 million (22.9%), during 1995. Interest-bearing transaction accounts and savings accounts declined 3.4% in the aggregate, at $154.0 million as of December 31, 1994, compared to $148.8 million as of December 31, 1995.

In 1992, the Bank purchased stock of the FHLB of Chicago, thereby giving the Bank the ability to borrow funds from the FHLB for short or long term purposes under a variety of programs. During the first quarter of 1993, the Bank borrowed $3 million under a three year agreement which is reflected in the financial statements as a note payable. This note matures in the first quarter of 1996. During 1994, the Company elected to repay a note in full from an unaffiliated financial institution which had totaled $450,000 at December 31, 1993.

The Company also utilizes securities sold under repurchase agreements as a source of funds. Most local municipalities, and some other organizations, must have funds insured or collateralized as a matter of their own policies. Repurchase agreements provide a source of funds and do not increase the Company's reserve requirements or create an expense related to FDIC insurance on deposits. Although the balance of repurchase agreements is subject to variation, particularly seasonal variation, the account relationships represented by these balances are local businesses and municipalities that have other account relationships with the Bank.

Capital Resources

The Company significantly increased its capital during 1993 through the sale of 575,000 shares of its common stock. Net proceeds to the Company from the sale of stock were approximately $10,681,000, and have been used to support consolidated asset growth of the Company and for acquisitions. Total stockholders' equity increased $10.6 million during 1995, to $54.1 million as of December 31, 1995. Equity increased $5.1 million due to the 1995 operations of the Company, less cash dividends paid or reinvested. The remaining increase of approximately $5.5 million is related to the change in the net unrealized gains on securities available for sale, as discussed in "Securities" above.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated. These standards require a minimum ratio of Tier 1 capital (consisting of stockholders' equity) to total assets of 3% for the most highly-rated banks and bank holding companies, with minimum ratios of 4% to 5% for all others (referred to as the leverage ratio) and a minimum ratio of total capital to total risk-weighted assets (including off-balance sheet commitments) of 8%, at least one-half of which must be Tier 1 capital (referred to as the risk-based ratio). The Company's capital ratios for the dates indicated are listed in the table below.

Capital expenditures are in process for a new branch under construction in Geneva, Illinois, at a total cost of approximately $1.8 million.

On January 3, 1996, the Company purchased Valley Banc Services Corp., a $167 million bank holding company, for $20.5 million in cash, facilitated with $14 million in new borrowing.

Additional capital expenditures are anticipated in association with the future of the Company's main banking facility in downtown Aurora. Management is currently studying alternatives regarding this location. The building is in need of updating to improve work flow and facilitate efficient customer service. As part of this process, some departments may be relocated to other facilities currently owned by the Company or to an as yet unidentified location. Additional investment in premises is anticipated, but specific plans, including costs and timing, have not yet been determined.

Liquidity

Liquidity measures the ability of the Company to meet maturing obligations and its existing commitments, to withstand fluctuations in deposit levels, to fund its operations and to provide for customers' credit needs. The liquidity of the Company principally depends on cash flows from operating activities, investment in and maturity of assets, changes in balances of deposits and borrowings and its ability to borrow funds in the money or capital markets.

- -------------------------------------------------------------------------------
Capital Ratios (In thousands)

                                                                 December 31,
                                      -------------------------------------------------------------------
                                               1995                   1994                   1993
                                      ---------------------  ---------------------  ---------------------
                                        Amount      Ratio      Amount      Ratio      Amount      Ratio
                                      ----------  ---------  ----------  ---------  ----------  ---------
Risk-Based Capital Ratios: (1)
  Tier 1 capital......................$   53,765      14.54% $   47,109      13.92% $   42,499      13.11%
  Minimum requirement.................    14,794       4.00      13,536       4.00      12,970       4.00
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Excess..............................$   38,971      10.54% $   33,573       9.92% $   29,529       9.11%
                                      ----------  ---------  ----------  ---------  ----------  ---------
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Total capital.......................$   58,399      15.79% $   51,356      15.18% $   46,567      14.36%
  Minimum requirement.................    29,588       8.00      27,073       8.00      25,941       8.00
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Excess..............................$   28,811       7.79% $   24,283       7.18% $   20,626       6.36%
                                      ----------  ---------  ----------  ---------  ----------  ---------
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Total risk adjusted assets..........$  369,850             $ 338,409              $  324,261
                                      ----------             ----------             ----------
                                      ----------             ----------             ----------

Leverage Capital Ratio: (2)
  Tier 1 capital......................$   53,765      10.31% $   47,109       9.91% $   42,499      10.05%
  Minimum requirement.................    26,072       5.00      23,762       5.00      21,151       5.00
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Excess..............................$   27,693       5.31%  $  23,347       4.91% $   21,348       5.05%
                                      ----------  ---------  ----------  ---------  ----------  ---------
                                      ----------  ---------  ----------  ---------  ----------  ---------
  Average adjusted assets.............$  521,435              $ 475,249             $ 423,012
                                      ----------             ----------             ----------
                                      ----------             ----------             ----------

(1) Based on the fully phased in risk-based capital guidelines of the Federal Reserve, a bank holding company is required to maintain a Tier 1 Capital to risk-adjusted assets ratio of 4.00% and total capital to risk-adjusted assets ratio of 8.00%.

(2) The leverage ratio is defined as the ratio of Tier 1 Capital to average total assets. Management of the Company has established a minimum target leverage ratio of 5%. Based on Federal Reserve guidelines, a bank holding company generally is required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

Cash inflows from operating activities exceeded operating outflows by $5.1 million in 1995, by $12.9 million in 1994, and by $1.3 million in 1993. Mortgage banking activities resulted in operating cash outflows of $48.8 million and inflows of $46.8 million in 1995, outflows of $38.7 million and inflows of $44.9 million in 1994, and outflows of $78.1 million and inflows of $71.5 million in 1993. The net outflows or inflows in each year reflects the amount of mortgage loans held for sale as of December 31 of each year, offset by net gains on sales of mortgage loans of $341,000 in 1995, $491,000 in 1994, and $1,148,000 in 1993. Interest received net of interest paid is the principal source of net operating cash inflows in all periods reported. Management of investing and financing activities, and market conditions, determine the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principal determinant of growth in net interest cash flows.

Net cash outflows from investing activities were $34.2 million in 1995, compared to $49.6 million in 1994, and $61.9 million in 1993. Securities purchases, net of securities matured or sold, resulted in net cash outflows of $12.5 million, $34.2 million, and $22.8 million in 1995, 1994, and 1993, respectively. Net principal disbursed on loans totaled $20.6 million in 1995, $14.2 million in 1994, and $37.9 million in 1993. The decline in 1994 was due, in part, to the increase in interest rates and a reduction in construction activity. Future investing activity may be expected to be allocated to the lending and securities portfolios in approximate proportion to the current outstanding balances.

Cash inflows from financing activities in 1995, 1994, and 1993, were primarily associated with deposit growth. Deposits grew $40.0 million in 1995, compared to an increase of $30.1 million in 1994, and $48.5 million in 1993. During 1995, the amount of short term borrowing declined $10.6 million. Net cash inflows from short term borrowing were $6.7 million and $5.2 million in 1994 and 1993, respectively. Cash inflows from an advance from the FHLB were $3 million in 1993. The Company will continue to emphasize deposit growth as its principal financing source. The sale of 575,000 shares of the Company's common stock, during 1993, resulted in net cash inflows of approximately $10.7 million.

In the event of short term liquidity needs, the Bank may purchase Federal funds from correspondent banks. This source is used from time to time on a limited basis. The Bank may borrow funds from the Federal Reserve Bank of Chicago, but has not done so during any period covered in this report. The Bank's membership in the FHLB system gives it the ability to borrow funds from the FHLB for short or long term purposes under a variety of programs.

Asset/Liability Management

Movements in general market interest rates are a key element in changes in the net interest margin. The impact on earnings of changes in interest rates, known as interest rate risk, must be measured and managed to avoid unacceptable levels of risk. This process is aided by analysis of the interest sensitivity of assets relative to that of liabilities. The Company uses two approaches to analyze the effect of changes in interest rates on net interest income and to manage interest rate risk. First, the Company uses computer simulation to estimate changes in net interest income in response to various interest rate scenarios. This analysis considers current portfolio rates, existing maturities, repricing opportunities, and market interest rates, and accommodates management assumptions regarding anticipated growth and prepayments. The computer simulation indicates that the balance sheet is structured such that changes in net interest income in response to changes in market interest rates would be minimal, all other factors held constant.

Second, interest rate risk is analyzed by examining the extent to which assets and liabilities are interest rate sensitive. The interest sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. Gap analysis implicitly assumes that all assets and liabilities would reprice by the same magnitude in the event of a change in market interest rates. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to positively affect net interest income.

The Company's policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates. Reports to management and the Board of Directors include both of the above described analytical approaches. Computer simulation provides a quantified view of all known or assumed factors, while gap analysis provides an objective, less analytical, perspective. The Company has positioned its balance sheet so that the impact of changes in interest rates on the net interest margin has been minimized to the extent possible.

The table "Analysis of Changes in Interest Income," included under "Interest Income" in this discussion, demonstrates the effectiveness of interest rate risk management. During 1995, the prime rate of interest began the year at 8.50%, rose to 9.00%, and returned to 8.50% by the end of the year. The change in tax equivalent net interest income attributable to changes in interest rates was $524,000 in 1995, or about 2% of the tax equivalent net interest income of approximately $23.0 million for the year. During 1994, the prime rate of interest increased from 6.00% at the beginning of the year, to 8.50% by year-end. Although interest rates increased significantly during the year, changes in tax equivalent net interest income due to changes in average interest rates were $54,000, or only one-quarter of one percent of tax equivalent net interest income of approximately $21.4 million.

The following table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although

- -------------------------------------------------------------------------------
Interest Sensitivity Gap Analysis (1) (In thousands)


                                                        December 31, 1995
                                     --------------------------------------------------------
                                      0-3 Mos.   4-12 Mos.   1-5 Years  Over 5 Yrs.   Total
                                     ----------  ---------   ---------  -----------  ---------
Earning Assets
  Securities.........................$   29,977  $  33,856   $  81,881  $    41,455  $ 187,169
  Loans held for sale................     4,340          -           -            -      4,340
  Total loans........................   144,415     41,322      68,600       49,990    304,327
                                     ----------  ---------   ---------  -----------  ---------
Total Earning Assets.................$  178,732  $  75,178   $ 150,481  $    91,445  $ 495,836
                                     ----------  ---------   ---------  -----------  ---------
                                     ----------  ---------   ---------  -----------  ---------

Interest-Bearing Liabilities
  Interest-bearing deposits:
    NOW accounts.....................$   63,027  $       -   $       -  $         -  $  63,027
    Money market accounts............    33,808          -           -            -     33,808
    Savings..........................    51,935          -           -            -     51,935
    Time, $100,000 and over..........    24,089     23,241      15,298            -     62,628
    Other time.......................    34,395     48,590      83,380            -    166,365
                                     ----------  ---------   ---------  -----------  ---------
  Total interest-bearing deposits....   207,254     71,831      98,678            -    377,763
    Federal funds purchased and
      securities sold under
      repurchase agreements..........     9,969     12,757           -            -     22,726
    Notes payable....................     3,000          -           -            -      3,000
                                     ----------  ---------   ---------  -----------  ---------
Total Interest-Bearing Liabilities...$  220,223  $  84,588   $  98,678  $         -  $ 403,489
                                     ----------  ---------   ---------  -----------  ---------
                                     ----------  ---------   ---------  -----------  ---------
Interest sensitivity gap.............$  (41,491) $  (9,410)  $  51,803  $    91,445  $  92,347
Cumulative gap.......................   (41,491)   (50,901)        902       92,347     92,347
Interest sensitivity gap to
  total assets.......................     -7.70%     -1.70%       9.60%       16.90%     17.10%
Cumulative sensitivity gap to
  total assets.......................     -7.70      -9.40        0.20        17.10      17.10

(1) Callable investment securities are reported at the earlier of maturity or call date, and prepayments of mortgage-backed securities are assumed to occur. Loans are placed in the earliest time frame in which maturity or repricing may occur.

securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

Effects of Inflation

Consolidated financial data included herein has been prepared in accordance with generally accepted accounting principles. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

Acquisition

Pursuant to an Agreement and Plan of Merger dated June 30, 1995, and effective January 3, 1996, the Company acquired all of the common stock of Valley Banc Services Corp. ("Valley") for $20.5 million in cash, which was partially funded by $14 million in borrowing. The transaction was recorded using the purchase method of accounting. Valley is a four bank holding company with facilities in St. Charles, Hinckley, Osco, and Grayslake, Illinois. The acquisition of the St. Charles and Hinckley locations gives the Company a significant presence in new markets which are normal extensions of the Company's traditional base in Aurora and surrounding communities. Below is a brief summary of selected consolidated financial information of Valley for the years ended December 31, 1995 and 1994.

New Accounting
Pronouncements

Effective January 1, 1996, the Company adopted SFAS 122, "Accounting for Mortgage Servicing Rights." For mortgage loan sales after that date, the loan cost is allocated to the servicing rights retained and to the loan that is sold, based on their relative fair values. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, and are evaluated for impairment based on their fair value. The impact of this pronouncement on future earnings will depend on mortgage banking volume.

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation." This statement encourages companies to use a fair value method to account for stock based compensation plans. If such a method is not used, companies must disclose the proforma effect on net income and earnings per share had this method been adopted. Management does not believe that this statement will have a material effect on the Company.

- -------------------------------------------------------------------------------
Selected Financial Information
of Valley Banc Services Corp. (In thousands)

                                                        1995      1994
                                                      --------  --------
Securities available for sale.........................$ 39,131  $  4,605
Securities held to maturity...........................       -    25,706
Loans, net............................................ 108,289    94,489
Deposits.............................................. 151,799   127,690
Notes payable.........................................   3,550     3,700
Shareholders' equity..................................   9,745     9,045
Net interest income...................................   5,987     5,375
Provision for loan losses.............................     673       307
Noninterest income....................................     692       604
Noninterest expense...................................   5,281     4,728
Net income............................................     389       620

                                       39

                    MARKET FOR THE COMPANY'S COMMON STOCK
                     AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is listed on the Nasdaq Stock Market under the symbol "MBIA." Harris Trust and Savings Bank acts as the transfer agent for the common stock. As of December 31, 1995, the Company had 777 holders of record of its common stock.

The table below indicates the high and low prices and the dividends declared per share for the common stock during the periods indicated. Sale prices, as reported by Nasdaq, are indicated for subsequent periods.

                                            High     Low    Cash Dividends
                                           ------  ------   --------------
1994         First quarter.................$22.50  $21.25       $0.085
             Second quarter................ 26.25   21.25        0.085
             Third quarter................. 27.00   25.25        0.100
             Fourth quarter................ 26.00   21.00        0.100

1995         First quarter................. 24.25   21.50        0.100
             Second quarter................ 25.75   23.75        0.120
             Third quarter................. 27.50   24.94        0.120
             Fourth quarter................ 28.50   26.75        0.120

1996 First quarter (through February 23)... 29.75   27.75        0.120


The holders of the common stock are entitled to receive dividends as declared by the Board of Directors of the Company, which considers payment of dividends quarterly. The ability of the Company to pay dividends is dependent upon its receipt of dividends from the Bank. In determining cash dividends, the Company's Board of Directors considers the earnings, capital requirements, debt servicing requirements, financial ratio guidelines established by the Board of Directors, financial condition of the Company, and other relevant factors. The Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

The Company has paid regular quarterly cash dividends on the common stock since it commenced operations in 1982. The Company currently anticipates that cash dividends comparable to those that have been paid in the past will continue to be paid in the future. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of dividends will depend upon the earnings, capital requirements, and financial condition of the Company and the Bank. Currently, there are no restrictions in any loan agreement to which the Company is a party restricting the payment of dividends. During 1994, the Company adopted a dividend reinvestment plan which permits stockholders to reinvest cash dividends in common stock and to purchase additional shares in amounts up to $3,000 per quarter.

REPORT ON FORM 10-K

A copy of the Company's 1995 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to each stockholder upon written request to: J. Douglas Cheatham, Vice President and Chief Financial Officer, Merchants Bancorp, Inc., 34 South Broadway, Aurora, Illinois 60507.

                                       40