Form 10-K405, Exhibit 13
period 1996-12-31
MERCHANTS BANCORP INC/DE/
filed 1997-03-31
CIK 707817

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                     1996         1995         1994         1993         1992
                                     ----         ----         ----         ----         ----
INCOME STATEMENT SUMMARY
Interest income...............   $   50,460   $   39,875   $   33,233   $   29,546   $   28,323
Interest expense..............       24,138       18,423       13,228       11,681       12,000
                                 ----------   ----------   ----------   ----------   ----------
Net interest income...........       26,332       21,452       20,005       17,865       16,323
Provision for loan losses.....        2,014        1,783        2,298        2,423        3,062
                                 ----------   ----------   ----------   ----------   ----------
Net interest income after
  provision for loan losses...       24,308       19,669       17,707       15,442       13,261
Noninterest income............        9,541        6,918        6,564        6,606        5,794
Noninterest expenses..........       24,865       17,889       16,733       16,177       13,893
                                 ----------   ----------   ----------   ----------   ----------
Income before income
  taxes and cumulative
  effect of a change in
  accounting principle........        8,984        8,698        7,538        5,871        5,162
Provision for income taxes....        2,456        2,502        2,079        1,437        1,112
                                 ----------   ----------   ----------   ----------   ----------
Income before cumulative
  effect of a change in
  accounting principle........        6,528        6,196        5,459        4,434        4,050
Cumulative effect of a
  change in accounting
  principle...................           --           --           --          300           --
                                 ----------   ----------   ----------   ----------   ----------
Net income....................   $    6,528   $    6,196   $    5,459   $    4,734   $    4,050
                                 ----------   ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------   ----------

PER SHARE INFORMATION*
Income before cumulative
  effect of a change in
  accounting principle........   $     2.53   $     2.41   $     2.13   $     2.11   $     2.03
Cumulative effect of a
  change in accounting
  principle...................           --           --           --         0.14           --
                                 ----------   ----------   ----------   ----------   ----------
Net income....................   $     2.53   $     2.41   $     2.13   $     2.25   $     2.03
                                 ----------   ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------   ----------
Dividends.....................   $     0.56   $     0.48   $     0.37   $     0.34   $     0.28
                                 ----------   ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------   ----------
Weighted average shares
  outstanding.................    2,575,720    2,570,453    2,567,282    2,103,309    1,992,282

*Restated to reflect a three-for-one stock split in 1993.

BALANCE SHEET SUMMARY -- END OF YEAR
Total assets..................   $  724,409   $  539,761   $  496,289   $  462,483   $  386,849
Total deposits................      600,970      453,771      413,741      383,600      335,056
Total stockholders' equity....       58,198       54,094       43,456       44,308       28,338
Allowance for loan losses.....        7,274        5,176        5,140        4,705        4,161


                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets
                            December 31, 1996 and 1995
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                           1996        1995
                                                        --------     --------
ASSETS
Cash and due from banks............................     $ 42,455     $ 28,166
Federal funds sold.................................        2,613           --
                                                        --------     --------
     Cash and cash equivalents.....................       45,068       28,166

Securities available for sale......................      194,780      187,169
Loans held for sale................................        4,149        4,340
Loans..............................................      456,802      304,327
Allowance for loan losses..........................       (7,274)      (5,176)
                                                        --------     --------
     Loans, net....................................      449,528      299,151

Premises and equipment, net........................       12,100        9,504
Other real estate owned............................          333          566
Mortgage servicing rights, net.....................        1,438        1,165
Goodwill, net......................................        6,977           --
Core deposit intangible assets, net................        2,452          329
Accrued interest and other assets..................        7,584        9,371
                                                        --------     --------
     Total assets..................................     $724,409     $539,761
                                                        --------     --------
                                                        --------     --------


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing..............................     $112,203     $ 76,008
  Interest-bearing.................................      488,767      377,763
                                                        --------     --------
     Total deposits................................      600,970      453,771

Federal funds purchased and securities sold
  under repurchase agreements......................       44,525       22,726
Notes payable......................................       14,000        3,000
Accrued interest and other liabilities.............        6,716        6,170
                                                        --------     --------
     Total liabilities.............................      666,211      485,667
                                                        --------     --------


STOCKHOLDERS' EQUITY
Preferred stock: $1 par value; authorized
  500,000 shares; none issued......................           --           --
Common stock: $1 par value; authorized
  6,000,000 shares; issued 2,606,690...............        2,607        2,607
Surplus............................................       18,468       18,344
Retained earnings..................................       36,962       31,877
Unrealized gain on securities available for
  sale, net........................................          317        1,450
Treasury stock, at cost, 28,607 and 33,687 shares
  in 1996 and 1995.................................         (156)        (184)
                                                        --------     --------
     Total stockholders' equity....................       58,198       54,094
                                                        --------     --------
     Total liabilities and stockholders' equity....     $724,409     $539,761
                                                        --------     --------
                                                        --------     --------


See accompanying notes to consolidated financial statements.

                           MERCHANTS BANCORP, INC.
                              AND SUBSIDIARIES
                        Consolidated Statements of Income
                  Years Ended December 31, 1996, 1995, and 1994
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            1996         1995         1994
                                                         ----------   ----------   ----------
INTEREST INCOME
Loans, including fees.................................   $   36,924   $   28,046   $   24,453
Loans held for sale...................................          245          161          207
Securities:
   Taxable............................................       10,119        8,122        5,851
   Tax-exempt.........................................        2,757        2,814        2,643
Federal funds sold....................................          415          732           79
                                                         ----------   ----------   ----------
      Total interest income...........................       50,460       39,875       33,233
                                                         ----------   ----------   ----------

INTEREST EXPENSE
Deposits..............................................       21,912       16,500       11,791
Federal funds purchased and securities
   sold under repurchase agreements...................        1,773        1,769        1,285
Notes payable.........................................          453          154          152
                                                         ----------   ----------   ----------
      Total interest expense..........................       24,138       18,423       13,228
                                                         ----------   ----------   ----------
   Net interest income................................       26,322       21,452       20,005
Provision for loan losses.............................        2,014        1,783        2,298
                                                         ----------   ----------   ----------
   Net interest income after provision
       for loan losses................................       24,308       19,669       17,707
                                                         ----------   ----------   ----------

NONINTEREST INCOME
Trust income..........................................        2,028        1,925        1,722
Mortgage banking income...............................        2,202        1,267        1,153
Service charges and fees..............................        3,796        2,713        2,472
Securities gains, net.................................          196          133          373
Other income..........................................        1,319          880          844
                                                         ----------   ----------   ----------
      Total noninterest income........................        9,541        6,918        6,564
                                                         ----------   ----------   ----------

NONINTEREST EXPENSES
Salaries and employee benefits........................       12,924        9,893        9,180
Occupancy expenses, net...............................        1,612        1,030          944
Furniture and equipment expenses......................        1,650        1,238        1,090
Amortization of goodwill..............................          385            -            -
Amortization of core deposit intangible assets........          405          101          101
Other expenses........................................        7,889        5,627        5,418
                                                         ----------   ----------   ----------
      Total noninterest expenses......................       24,865       17,889       16,733
                                                         ----------   ----------   ----------
Income before income taxes............................        8,984        8,698        7,538
Provision for income taxes............................        2,456        2,502        2,079
                                                         ----------   ----------   ----------
      Net income......................................   $    6,528  $     6,196  $     5,459
                                                         ----------   ----------   ----------
                                                         ----------   ----------   ----------
Net income per share..................................   $     2.53         2.41         2.13
Weighted average shares outstanding...................    2,575,720    2,570,453    2,567,282

See accompanying notes to financial statements.

                           MERCHANTS BANCORP, INC.
                              AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                Years Ended December 31, 1996, 1995, and 1994
                               (IN THOUSANDS)

                                                            1996         1995         1994
                                                         ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...........................................    $    6,528   $    6,196   $    5,459
Adjustments to reconcile net income to
   net cash from operating activities:
      Depreciation...................................         1,620        1,236        1,106
      Amortization of mortgage servicing rights......           295          123           68
      Provision for loan losses......................         2,014        1,783        2,298
      Net change in mortgage loans held for sale.....           604       (1,966)      (6,159)
      Net gains on sales of loans....................          (981)        (341)        (491)
      Provision for deferred taxes...................          (668)         (72)          90
      Change in net income taxes payable.............          (572)        (415)        (419)
      Change in accrued interest and other assets....          (531)      (1,031)        (710)
      Change in accrued interest and other
         liabilities.................................           601        2,578       (1,091)
      Premium amortization and discount accretion
         on securities...............................           402          696          878
      Securities gains, net..........................          (196)        (133)        (373)
      Amortization of goodwill.......................           385            -            -
      Amortization of core deposit intangible assets.           405          101          101
      Other, net.....................................             -            -         (130)
                                                         ----------   ----------   ----------
   Net cash from operating activities................         9,906        8,755       12,945
                                                         ----------   ----------   ----------
                                                         ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from matured securities available for sale..        59,136       36,681       11,226
Proceeds from sales of securities available for sale.        32,395       23,804       17,886
Purchases of securities available for sale...........       (74,282)     (75,481)     (59,733)
Proceeds from matured securities held to maturity....             -            -        1,119
Purchases of securities held to maturity.............             -       (1,209)      (4,693)
Net principal disbursed on loans.....................       (79,331)     (20,589)     (14,189)
Proceeds from sales of other real estate.............           360          268          773
Acquisition of Valley Banc Services Corp., net of
   cash and cash equivalents acquired................       (13,622)           -            -
Proceeds from sale of net assets held for sale.......         8,831            -            -
Property and equipment expenditures..................        (2,678)      (1,403)      (1,946)
                                                         ----------   ----------   ----------
   Net cash from investing activities................       (69,191)     (37,929)     (49,557)
                                                         ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits...............................        49,310       40,030       30,141
Net change in short-term borrowings..................        20,666      (10,573)       6,691
Payments on notes payable............................        (6,550)           -         (450)
Proceeds from notes payable..........................        14,000            -            -
Dividends paid, net of dividend reinvestments........        (1,239)      (1,039)        (911)
                                                         ----------   ----------   ----------
Net cash from financing activities...................        76,187       28,418       35,471
                                                         ----------   ----------   ----------
Net change in cash and cash equivalents..............        16,902         (756)      (1,141)
Cash and cash equivalents at beginning of year.......        28,166       28,922       30,063
                                                         ----------   ----------   ----------
Cash and cash equivalents at end of year.............    $   45,068   $   28,166   $   28,922
                                                         ----------   ----------   ----------
                                                         ----------   ----------   ----------


See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                               AND SUBSIDIARIES
               Consolidated Statements of Stockholders' Equity
                Years Ended December 31, 1996, 1995, and 1994
                      (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                Unrealized
                                                                                   Gain
                                                                                (Loss) on
                                                                                Securities                 Total
                                                                                Available                  Stock-
                                               Common               Retained       For       Treasury     holders'
                                               Stock     Surplus    Earnings    Sale, Net     Stock        Equity
                                               ------    -------    --------    ----------   --------     --------
Balance at December 31, 1993................   $2,607    $18,232    $22,406     $ 1,278      $(215)       $44,308
Net income..................................        -          -      5,459           -          -          5,459
Cash dividends declared, $.37 per share.....        -          -       (950)          -          -           (950)
Net change in unrealized gain (loss) on
  securities available for sale.............        -          -          -      (5,361)         -         (5,361)
                                               ------    -------    --------    ----------   --------     --------
Balance at December 31, 1994................    2,607     18,232     26,915      (4,083)      (215)         43,456
Net income..................................        -          -      6,196           -          -           6,196
Cash dividends declared, $.48 per share.....        -          -     (1,234)          -          -          (1,234)
Issuance of 5,721 shares of treasury
  common stock in connection with
  dividend reinvestment plan................        -        112          -           -         31             143
Net change in unrealized gain (loss)
  due to transfer of securities from
  held to maturity to available for sale....        -          -          -         964          -             964
Net change in unrealized gain (loss)
  on securities available for sale..........        -          -          -       4,569          -           4,569
                                               ------    -------    --------    ----------   --------     --------
Balance at December 31, 1995................    2,607     18,344     31,877       1,450       (184)         54,094
Net income..................................        -          -      6,528           -          -           6,528
Cash dividends declared, $.56 per share.....        -          -     (1,443)          -          -          (1,443)
Issuance of 5,080 shares of treasury
  common stock in connection with
  dividend reinvestment plan................        -        124          -           -         28             152
Net change in unrealized gain (loss)
  on securities available for sale..........        -          -          -      (1,133)         -          (1,133)
                                               ------    -------    --------    ----------   --------     --------
Balance at December 31, 1996................   $2,607    $18,468    $36,962     $   317      $(156)        $58,198
                                               ------    -------    --------    ----------   --------     --------
                                               ------    -------    --------    ----------   --------     --------


See accompanying notes to consolidated financial statements.

                            MERCHANTS BANCORP, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                       December 31, 1996, 1995, and 1994
          (DOLLAR AMOUNTS IN TABLES IN THOUSANDS, EXCEPT SHARE DATA)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements of Merchants Bancorp, Inc. ("Company") include the accounts of the Company and its wholly-owned subsidiaries, The Merchants National Bank of Aurora ("Merchants Bank") and, since January 3, 1996, (see Note 2), Valley Banc Services Corp. ("Valley"), and Valley's wholly-owned subsidiaries Hinckley State Bank and V.B.H. Corporation and V.B.H. Corporation's wholly-owned subsidiary, Fox Valley Bank. Merchants Bank, Hinckley State Bank, and Fox Valley Bank are collectively referred to herein as the "Banks." Significant intercompany transactions have been eliminated.

NATURE OF OPERATIONS: The Company's and the Banks' revenues, operating income, and assets are primarily from the banking industry. Loan customers are mainly located in Aurora, Hinckley, St. Charles and Geneva, Illinois and in the western Chicago suburbs and surrounding areas, and include a wide range of individuals, businesses, and other organizations. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Merchants Bank also engages in mortgage banking operations.

ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in stockholders' equity, net of tax. Securities are written down to fair value with a charge to expense when a decline in fair value is not temporary.

Gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

As permitted by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company exercised a one time opportunity to reassess the appropriateness of the classifications of all securities held. Based on this review, in order to enhance liquidity and tax planning opportunities, the Company reclassified securities having an amortized cost of $39,664,000 and a net unrealized gain of $1,461,000 at December 15, 1995, from held to maturity to available for sale.

LOANS HELD FOR SALE: Loans held for sale are reported at the lower of cost or market value in the aggregate.

LOANS, INTEREST INCOME AND FEES: Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan fees and the allowance for loan losses. Interest on discounted loans is recognized based on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan.

The accrual of interest income is discontinued on a loan when principal or interest is ninety days or more past due, unless the loan is well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

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

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the Banks to provide additions to the allowance based on their judgments at the time of their examinations.

Statements of Financial Accounting Standards No. 114 and No. 118 became effective January 1, 1995, and require recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to an impaired loan if the present value of cash flows or collateral value indicate the need for an allowance. The effect of adopting these standards is included in 1995 bad debt expense, and was not material.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment.

Loans evaluated individually for impairment are rated on a scale of 1 to 6, with 4 being special mention, 5 substandard, and 6 doubtful. Loans are moved to nonaccrual status when 90 days or more past due. Loans graded 6, all commercial and non-residential mortgage nonaccrual loans, and loans restructured after January 1, 1995, are defined as impaired loans. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures. Increases or decreases in the carrying value of impaired loans are reported as reductions or increases in provisions for loan losses.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization which are computed on the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE OWNED: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell.

TRUST ASSETS AND FEES: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company or the Banks. Income from trust fees is recorded on the accrual basis.

MORTGAGE SERVICING RIGHTS: Prior to adopting Financial Accounting Standard No. 122 at the start of 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

GOODWILL AND CORE DEPOSIT INTANGIBLE ASSETS: Goodwill is the excess of purchase price over identified net assets in the acquisition of Valley. The goodwill is being amortized on the straight-line basis over 20 years. The core deposit intangibles recorded in conjunction with the acquisition of Valley are being amortized using an accelerated method over 10 years. The core deposit intangible recorded in conjunction with the acquisition of First American Bank of Aurora in 1984, which was subsequently merged into Merchants Bank in 1990, is being amortized on the straight-line basis over 15 years. Accumulated amortization of goodwill was $385,000 as of December 31, 1996, and accumulated amortization of core deposit intangible assets was $1,616,000 as of December 31, 1996, and $1,211,000 as of December 31, 1995.

PENSION PLAN: The Company has a noncontributory pension plan covering substantially all full-time employees of the Company and Merchants Bank. It is the Company's policy to make contributions to the plan that are actuarially determined and are tax deductible. The actuarially determined expense of the plan is recorded annually. On January 5, 1996, all pension plan benefits were frozen, with the intent of considering alternative methods of providing retirement benefits to employees. In December, 1996, the Company approved terminating the pension plan, which is expected to be completed during 1997.

STOCK COMPENSATION: Expense for employee compensation under stock option plans is based on Opinion 25, with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Financial Accounting Standard No. 123 were used for stock-based compensation.

INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

EARNINGS PER SHARE: The computation of earnings per share is based on the weighted average number of common shares outstanding. When dilutive, stock options are included as share equivalents using the treasury stock method. Primary and fully diluted earnings per share are the same for each of these years.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers cash and due from banks and Federal funds sold to be cash and cash equivalents. Generally Federal funds are sold for one-day periods. The Company reports net cash flows for short term investments, and for customer loan, deposit and repurchase agreement transactions.


FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

NOTE 2 - ACQUISITION

On January 3, 1996, the Company purchased 100% of the outstanding common stock of Valley for $24,889,000, comprised of $20.5 million in cash, assumption of Valley's debt of approximately $3.5 million, $304,000 of capitalized acquisition costs and $532,000 of capitalized incremental interest costs during the holding period of acquired subsidiaries held for sale. As of the acquisition date, Valley's wholly-owned subsidiaries included Hinckley State Bank, State Bank of Osco, Anchor Bank and V.B.H. Corporation and V.B.H. Corporation's wholly-owned subsidiary, Fox Valley Bank.

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. In addition, when Valley was acquired, the Company's intent was to sell State Bank of Osco and Anchor Bank. Accordingly, those banks were classified as held for sale until they were sold on December 12, 1996, and December 19, 1996, respectively. The net asset valuations of State Bank of Osco and Anchor Bank were initially determined by the Company's management based upon recent sales prices of similar financial institutions and after consideration of estimated 1996 earnings and capitalized interest expense during the estimated holding period, neither of which were included in 1996 earnings of the Company.

The actual 1996 operating results of State Bank of Osco and Anchor Bank, from January 3, through their respective sale dates, of $280,000 and $170,000, were not included in the Company's 1996 consolidated operating results. The $343,000 difference between the $8,831,000 that these banks were sold for and the $8,488,000 purchase price assigned to these held for sale subsidiaries was treated as a purchase price allocation adjustment and was not included in the Company's 1996 consolidated operating results.

The purchase price of Valley was assigned to the assets and liabilities assumed based upon estimated fair market values, as follows:

Cash and cash equivalents. . . . . . . . . . . . . . . . . . $   7,714
Securities . . . . . . . . . . . . . . . . . . . . . . . . .    23,147
Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . .    73,060
Goodwill and core deposit intangibles. . . . . . . . . . . .     9,890
Net assets of acquired subsidiaries held for sale. . . . . .     8,831
Deposits . . . . . . . . . . . . . . . . . . . . . . . . . .   (97,889)
Other, net . . . . . . . . . . . . . . . . . . . . . . . . .       136
                                                            ----------
                                                             $  24,889
                                                            ----------
                                                            ----------

The following unaudited pro forma financial information for the Company gives effect to the Valley acquisition as if it had occurred on January 1, 1995. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future. This pro forma financial information does not include operating results for State Bank of Osco or Anchor Bank.


Pro forma financial information for the year ended December 31, 1995:

Net interest income. . . . . . . . . . . . . . . . . . . . .  $   25,485
Net income . . . . . . . . . . . . . . . . . . . . . . . . .       5,982
Net income per share . . . . . . . . . . . . . . . . . . . .        2.33



NOTE 3 - SECURITIES

Year-end securities available for sale were as follows:


                                                                            1996
                                                 --------------------------------------------------------
                                                                   Gross           Gross
                                                  Amortized      Unrealized      Unrealized       Fair
                                                    Cost           Gains           Losses         Value
                                                 ----------      -----------     ----------     ---------


U.S. Treasury. . . . . . . . . . . . . . . . .   $   17,685     $       28       $      (73)    $  17,640
U.S. Government agencies . . . . . . . . . . .       76,998            396             (414)       76,980
U.S. Government agency mortgage backed
  securities . . . . . . . . . . . . . . . . .       34,148            134             (260)       34,022
States and political subdivisions  . . . . . .       53,864          1,419             (456)       54,827
Collateralized mortgage obligations. . . . . .        8,878             --             (158)        8,720
Other securities . . . . . . . . . . . . . . .        2,778             --             (187)        2,591
                                                 ----------     -----------      ----------     ---------
                                                 $  194,351     $    1,977       $   (1,548)    $ 194,780
                                                 ----------     -----------      ----------     ---------
                                                 ----------     -----------      ----------     ---------


                                                                            1995
                                                 --------------------------------------------------------
                                                                   Gross           Gross
                                                  Amortized      Unrealized      Unrealized       Fair
                                                    Cost           Gains           Losses         Value
                                                 ----------      -----------     ----------     ---------

U.S. Treasury. . . . . . . . . . . . . . . . .  $   24,968       $      48       $    (156)     $  24,860
U.S. Government agencies . . . . . . . . . . .      53,044             542            (105)        53,481
U.S. Government agency mortgage backed
  securities . . . . . . . . . . . . . . . . .      44,804             493            (122)        45,175
States and political subdivisions  . . . . . .      50,239           1,998            (417)        51,820
Collateralized mortgage obligations. . . . . .      10,044              11             (95)         9,960
Other securities . . . . . . . . . . . . . . .       1,873              --              --          1,873
                                                 ----------      -----------     ----------     ---------
                                                  $ 184,972      $   3,092       $    (895)     $ 187,169
                                                 ----------      -----------     ----------     ---------
                                                 ----------      -----------     ----------     ---------



Mortgage-backed securities are comprised of investments in pools of residential mortgages. The mortgage pools are issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") or the Federal National Mortgage Association ("FNMA"). Collateralized mortgage obligations are secured by FHLMC, GNMA, or FNMA certificates. Equity securities consist of Federal Home Loan Bank ("FHLB") stock and Federal Reserve Bank stock.

As of December 31, 1996, and 1995, the Company held structured notes carried at fair values of $4,236,000 and $6,415,000. The amortized cost of these securities was $4,250,000 and $6,462,000 as of December 31, 1996, and 1995.
These securities were issued by the FHLB and FNMA.

Contractual maturities of debt securities at December 31, 1996, were as follows. (Securities not due at a single maturity date, primarily mortgage backed securities, collateralized mortgage obligations and equity securities, are shown separately):

                                                     Amortized        Fair
                                                       Cost          Value
                                                     ----------    ----------
Due in one year or less. . . . . . . . . . . . . .   $   16,054    $   16,100
Due after one year through five years. . . . . . .       67,596        67,686
Due after five years through ten years . . . . . .       56,503        57,253
Due after ten years. . . . . . . . . . . . . . . .        8,932         8,946
                                                     ----------    ----------
                                                        149,085       149,985
Mortage-backed securities and collateralized
    mortgage obligations . . . . . . . . . . . . .       43,026        42,742
Equity securities. . . . . . . . . . . . . . . . .        2,240         2,053
                                                     ----------    ----------
                                                     $  194,351    $  194,780
                                                     ----------    ----------
                                                     ----------    ----------
Sales of securities available for sale were as follows:
                                          1996          1995          1994
                                       ----------    ----------    ----------
Proceeds of sales . . . . . . . . .    $   32,395    $   23,804    $   17,886
Gross realized gains. . . . . . . .           385           219           405
Gross realized losses . . . . . . .           189            86            32

There were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issue except for U.S. Treasury securities and obligations of U. S.-Government agencies and corporations. Although the Company holds securities issued by municipalities within the states of Illinois and Wisconsin which in the aggregate exceed 10% of stockholders' equity, none of the holdings from individual municipal issuers exceed this threshold.

Securities with a carrying amount of approximately $125,269,000 and $124,873,000 at December 31, 1996 and 1995, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law. Amounts owed to brokers for securities purchased in December and settled in the following January, are included in accrued interest and other liabilities. These amounts were $305,000 and $1,560,000 as of December 31, 1996 and 1995. Amounts due to the Company for securities that matured in December, with proceeds received in January, are included in accrued interest and other assets. This amount was $3,687,000 at December 31, 1995.

NOTE 4 - LOANS

Major classifications of loans were as follows:

                                                        1996           1995
                                                     ----------    ----------
Commercial and industrial. . . . . . . . . . . . .   $  161,847    $  109,872
Real estate - commercial . . . . . . . . . . . . .       75,449        67,739
Real estate - construction . . . . . . . . . . . .       54,513        40,510
Real estate - residential. . . . . . . . . . . . .       85,107        31,673
Installment. . . . . . . . . . . . . . . . . . . .       73,918        50,489
Credit card receivables. . . . . . . . . . . . . .        6,697         5,644
Other loans. . . . . . . . . . . . . . . . . . . .        1,188           455
                                                     ----------    ----------
                                                        458,719       306,382
Unearned discount. . . . . . . . . . . . . . . . .       (1,535)       (1,743)
Deferred loan fees . . . . . . . . . . . . . . . .         (382)         (312)
                                                     ----------    ----------
                                                     $  456,802    $  304,327
                                                     ----------    ----------
                                                     ----------    ----------

Loans on which accrual of interest has been discontinued or reduced amounted to approximately $2,970,000 and $1,135,000 at December 31, 1996 and 1995.
Interest income recorded on these loans amounted to approximately $101,000, $83,000, and $65,000 in 1996, 1995, and 1994. Interest income which would have been recognized had these loans been on an accrual basis throughout the year was approximately $335,000, $167,000, and $159,000 in 1996, 1995, and
1994.

Impaired loans were as follows:

                                                                        1996       1995
                                                                       ------     ------
Year-end loans with no allowance for loan losses allocated........     $  523     $    -
Year-end loans with allowance for loan losses allocated...........        905        921
Amount of the allowance allocated.................................        363        631

Average of impaired loans during the year.........................      1,480      2,378
Interest income recognized during impairment......................        191        305
Cash-basis interest income recognized.............................         89        302

During 1994, Merchants Bank agreed to modify the terms of three loans to one borrower totaling $3,077,000. Under the modified terms, Merchants Bank accepted a parcel of real estate in partial settlement and rewrote the remaining loan balances into two notes which have a total carrying value of $276,000 and $1,047,000 at December 31, 1996 and 1995, and fixed interest rates of 8.5% on each note, which was the market rate of interest for similar borrowers at the restructure date. Both notes were performing as agreed at December 31, 1996. These modifications resulted in a $168,000 loss charged to the allowance for loan losses in 1994. No interest income was recognized on the loan in 1994 prior to the modifications. Total restructured loans were $359,000 as of December 31, 1996 and $1,047,000 as of December 31, 1995.
After the restructuring, interest income recorded on the restructured loans was $117,000 for 1996 and $110,000 for 1995.

NOTE 5 -- ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                             1996        1995        1994
                                                           -------     -------     -------
Balance at beginning of year...........................    $ 5,176     $   523     $     -
Increase due to the acquisition of Valley..............        798           -           -
Provision charged to operations........................      2,014       1,783       2,298
Charge-offs............................................     (2,241)     (2,513)     (2,942)
Recoveries.............................................      1,527         766       1,079
                                                           -------     -------     -------
Balance at end of year.................................    $ 7,274     $ 5,176     $ 5,140
                                                           -------     -------     -------
                                                           -------     -------     -------

NOTE 6 -- MORTGAGE BANKING

Mortgage loans serviced for others are not reported as assets. The unpaid principal balances of these loans and related escrow deposit balances are summarized as follows as of December 31:

                                                                         1996       1995
                                                                       --------   --------
Mortgage loan portfolios serviced for:
   Federal Home Loan Mortgage Corporation.........................     $168,610   $152,473
   Federal National Mortgage Association..........................       81,927     79,061
   Other investors................................................        4,232      3,938
                                                                       --------   --------
                                                                       $254,769   $235,472
                                                                       --------   --------
                                                                       --------   --------
Related escrow deposit balances...................................     $  2,744   $  2,167
                                                                       --------   --------
                                                                       --------   --------

During 1995, the Company purchased the servicing rights to approximately $62,599,000 of one to four family mortgage loans. These loans are comprised of mortgages on properties located in the Company's market area. Prior to adopting Financial Accounting Standard No. 122 at the start of 1996, servicing right assets were recorded only for purchased rights to service mortgage loans. Subsequent to adopting this standard, servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold.

Servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance; there was no such allowance recorded at year-end 196 or 1995. The unamortized cost of mortgage servicing rights are classified as an asset on the consolidated balance sheets.

Following is a summary of the changes in the unamortized cost of purchased and originated mortgage servicing rights:

                                                             1996        1995        1994
                                                           -------     -------     -------
Balance at beginning of year...........................    $ 1,165     $   412     $   480
Origination of mortgage servicing rights...............        568           -           -
Purchase price of mortgage servicing rights............          -         876           -
Amortization...........................................       (295)       (123)        (68)
                                                           -------     -------     -------
Balance at end of year.................................    $ 1,438     $ 1,165     $   412
                                                           -------     -------     -------
                                                           -------     -------     -------

The Company sells most fixed rate residential real estate loans it originates and funds, with servicing retained by the Company. Selected information related to loans sold follows:

                                                             1996        1995        1994
                                                           -------     -------     -------
Interest on loans held for sale........................    $   245     $   161     $   207
Net gains on sales of loans............................        981         341         491
Loan servicing income..................................        785         559         432
Amortization of purchased mortgage servicing rights....        295         123          68

NOTE 7 -- PREMISES AND EQUIPMENT

Major classification of premises and equipment are summarized as follows:

                                                                         1996       1995
                                                                       --------   -------
Land...............................................................    $  1,531   $ 1,158
Premises...........................................................      13,152    10,112
Furniture and equipment............................................       8,892     6,432
Construction in progress...........................................           -       705
                                                                       --------   -------
                                                                         23,575    18,407
Accumulated depreciation...........................................     (11,475)   (8,903)
                                                                       --------   -------

                                                                       $ 12,100   $ 9,504
                                                                       --------   -------
                                                                       --------   -------

Depreciation expense amounted to approximately $1,620,000, $1,236,000, and $1,106,000 for years ended December 31, 1996, 1995, and 1994.

NOTE 8 -- DEPOSITS

The major components of deposits are summarized as follows:

                                                                         1996       1995
                                                                       --------   --------
Noninterest-bearing -- demand and other............................    $112,203   $ 76,008
Interest-bearing:
   NOW accounts....................................................      75,991     63,027
   Money market accounts...........................................      58,061     33,808
   Savings.........................................................      67,232     51,935
   Time, $100,000 and over.........................................      79,214     62,628
   Other time......................................................     208,269    166,365
                                                                       --------   --------
                                                                       $600,970   $453,771
                                                                       --------   --------
                                                                       --------   --------

Interest expense on deposits is summarized as follows:

                                                             1996        1995        1994
                                                           -------     -------     -------
NOW accounts...........................................    $ 1,776     $ 1,571     $ 1,577
Money market accounts..................................      1,759       1,139         885
Savings................................................      1,891       1,480       1,527
Time, $100,000 and over................................      4,450       3,323       1,922
Other time.............................................     12,036       8,987       5,880
                                                           -------     -------     -------
                                                           $21,912     $16,500     $11,791
                                                           -------     -------     -------
                                                           -------     -------     -------

At year-end 1996, stated maturities of time deposits were:

1997............................................................$ 156,719
1998............................................................   39,830
1999............................................................   41,020
2000............................................................    4,164
2001............................................................    1,372
Thereafter......................................................   44,378
                                                                ---------
  Total.........................................................$ 287,483
                                                                ---------
                                                                ---------

NOTE 9 -- BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan deposits are financing arrangements. Securities sold under repurchase agreements with the State of Illinois are held by the State of Illinois. Physical control is maintained for all other securities sold under repurchase agreements. Information concerning Federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

                                                        1996       1995
                                                      --------   --------
Federal funds purchased:
 Average daily balance during the year...............$   8,114  $  1,550
 Average interest rate during the year...............     5.75%     6.93%
 Maximum month-end balance during the year...........$  25,200  $  7,900
Securities sold under repurchase agreements:
 Average daily balance during the year...............$  26,587  $ 31,298
 Average interest rate during the year...............     4.94%     5.33%
 Maximum month-end balance during the year...........$  30,975  $ 47,892

Notes payable at December 31, 1996, consists of two notes of $7 million each, the proceeds of which were used to finance the acquisition of Valley on January 3, 1996. A revolving note bears interest at the prevailing Federal funds rate or 1% above LIBOR, at the quarterly election of the Company. This variable rate was 6.56% at December 31, 1996. A fixed rate note bears interest at a rate of 7.03%. At year-end 1996, scheduled principal reductions on notes payable were:

1998............................................................$     875
1999............................................................      875
2000............................................................      875
2001............................................................      875
Thereafter......................................................   10,500
                                                                ---------
  Total.........................................................$  14,000
                                                                ---------
                                                                ---------

Notes payable at December 31, 1995, consisted of a FHLB advance which matured and was repaid on February 26, 1996, with a fixed interest rate of 4.83%, and, pursuant to a collateral agreement with the FHLB, was secured by all stock in the FHLB and a blanket lien on the Bank's qualifying first mortgage loans in an amount equal to 167% of the principal of the advance.

NOTE 10 -- INCOME TAXES

A summary of Federal and state income taxes on operations is as follows:

                                              Year ended December 31,
                                          ------------------------------
                                            1996        1995       1994
                                          --------    --------   --------
Federal:
 Current..................................$  2,672    $  2,179   $  1,685
 Deferred.................................    (544)        (47)        74
State:
 Current..................................     452         395        304
 Deferred.................................    (124)        (25)        16
                                          --------    --------   --------
                                          $  2,456    $  2,502   $  2,079
                                          --------    --------   --------
                                          --------    --------   --------


In addition to the preceding taxes on operations, taxes allocated for net unrealized gains (losses) on securities available for sale were ($635,000), $2,851,000 and ($2,762,000) in 1996, 1995, and 1994. These amounts include the tax effect of transfers into available for sale in 1995.

The following are the components of the deferred tax assets and liabilities at December 31, 1996 and 1995. The net deferred tax liability is included in accrued interest and other liabilities.

                                                        1996       1995
                                                      --------   --------
Gross deferred tax liabilities:
 Depreciation........................................$    (349) $   (442)
 Unrealized gain on securities available for sale....     (112)     (747)
 Discount accretion..................................     (195)      (35)
 Intangible assets...................................     (996)      (64)
 Mortgage servicing rights...........................     (202)        -
 Other liabilities...................................     (485)     (273)
                                                      --------   --------
  Gross deferred tax liabilities.....................   (2,339)    (1,561)
                                                      --------   --------
Gross deferred tax assets:
 Allowance for loan losses...........................    1,975      1,016
 Deferred loan fees..................................       54         52
 Other assets........................................      135        156
                                                      --------   --------
  Gross deferred tax assets..........................    2,164      1,224
                                                      --------   --------
  Net deferred tax liability.........................     (175)      (337)
  Valuation allowance for deferred tax assets........        -          -
                                                      --------   --------
  Net deferred tax liability..........................$   (175)  $   (337)
                                                      --------   --------
                                                      --------   --------

A reconciliation of the statutory Federal income tax of 34% to the income tax provision included in the consolidated statements of income is as follows:

                                            1996        1995       1994
                                          --------    --------   --------
 Tax at statutory Federal income tax
  rate....................................$  3,055    $  2,957   $  2,563
 Nontaxable interest income, net of
  disallowed interest deduction...........    (901)       (856)      (815)
 State income taxes, net of Federal
  benefit.................................     216         244        211
 Other, net...............................      86         157        120
                                          --------    --------   --------
                                          $  2,456    $  2,502   $  2,079
                                          --------    --------   --------
                                          --------    --------   --------

NOTE 11 -- BENEFIT PLANS

The Company maintains a noncontributory pension plan covering substantially all full-time employees of the Company and Merchants Bank who have completed age and service requirements. On January 5, 1996, all pension plan benefits were frozen, with the intent of considering alternative methods of providing retirement benefits to employees. In December, 1996, the Company approved terminating the pension plan, which is expected to be completed during 1997. A discretionary contribution to the employee contributory thrift plan (discussed below) was increased in order to mitigate the impact of this decision on employees. Management is continuing to evaluate other ways in which retirement benefits may be enhanced. The total pension expense (income) under the pension plan approximated ($181,000), $28,000, and ($5,000) for the years ended December 31, 1996, 1995, and 1994.

                                            1996        1995       1994
                                          --------    --------   --------
 Service cost-benefit earned during
  the year................................$      -    $    134   $    142
 Interest cost on projected benefit
  obligation..............................     262         288        275
 Actual return on plan assets.............    (916)       (801)        74
 Net amortization and deferral............     473         407       (496)
                                          --------    --------   --------
                                          $   (181)   $     28   $     (5)
                                          --------    --------   --------
                                          --------    --------   --------

The following table sets forth the pension plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                         1996         1995
                                                        ------        ------
Vested benefit obligation                               $4,704        $3,674
                                                        ------        ------
                                                        ------        ------
Accumulated benefit obligation                          $4,704        $3,733
                                                        ------        ------
                                                        ------        ------
Projected benefit obligation                            $4,704        $4,455
Plan assets at fair value                                4,832         4,129
                                                        ------        ------
   Plan assets greater (less) than projected
      benefit obligation                                   128          (326)
Unrecognized net asset                                     (38)         (222)
Unrecognized net loss                                      629           595
Unrecognized prior service cost                           (185)          (43)
                                                        ------        ------
   Net pension asset at December 31                     $  534        $    4
                                                        ------        ------
                                                        ------        ------

Plan assets consist primarily of common stocks and corporate bonds and included approximately $681,000 and $626,000 of the Company's common stock at December 31, 1996 and 1995. Other selected information as of December 31 related to the pension plan is summarized as follows:

                                                         1996         1995
                                                        ------        ------
Discount rate: Retirees                                  6.75%         8.50%
Discount rate: Participants who will retire on or
   before December 31, 1999                              6.75          8.50
Discount rate: All other participants                    6.48          8.50
Expected long-term rate of return on plan assets        10.00         10.00
Expected annual compensation increase                    N/A           4.00

The Company also maintains an Employee Contributory Thrift Plan (the "Thrift Plan"). The Thrift Plan covers employees who work a minimum of 1,000 hours per year and have been with the Company at least one year. Vesting in Company contributions to the Thrift Plan is scheduled over seven years from the date of employment. Hinckley State Bank and Fox Valley Bank employees were given full credit for past employment service. The Company contributes an amount determined by the Board of Directors to all eligible participants. This amount was increased in 1996 in order to mitigate the impact of the termination of the pension plan (discussed above). In addition, for each dollar the participant deposits up to 6% of annual salary, the Company will contribute an additional fifty cents. Total contributions under the Thrift Plan amounted to approximately $581,000, $259,000, and $245,000 for the years ended
December 31, 1996, 1995, and 1994.


NOTE 12 - STOCK OPTIONS

In April, 1994 the stockholders approved a Stock Incentive Plan (the "Incentive Plan"), which authorizes the issuance of up to 250,000 shares of the Company's common stock, including the granting of qualified stock options ("Incentive Stock Options"), nonqualified stock options, restricted stock and stock appreciation rights. Subject to the terms and provisions of the Incentive Plan, stock based awards may be granted to selected directors and officers or employees at the discretion of the Board of Directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. In addition, all stock options are granted for a maximum term of ten years.

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company. As of December 31, 1996, there were no nonqualified stock options, stock appreciation rights, or restricted stock issued under the Incentive Plan.

Financial Accounting Standard No. 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans. There was no compensation expense recorded for stock options in 1996 and 1995.

                                                         1996         1995
                                                        ------        ------
Net income as reported                                  $6,528        $6,196
Pro forma net income                                     6,493         6,170

Earnings per share as reported                            2.53          2.41
Pro forma earnings per share                              2.52          2.40

In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods, with vesting occurring over the first three years. The fair value of options granted in 1996 and 1995 were $2.93 and $2.25. At year-end 1996, 193,810 shares were authorized for future grants. Information about option grants follows.

                                                                Weighted
                                          Number of             Average
                                           Options           Exercise Price
                                          ---------          --------------
Outstanding, December 31, 1993                -                  $  -
Granted                                    18,373                 24.63
                                           ------                ------
Outstanding, December 31, 1994             18,373                 24.63
Granted                                    18,579                 24.75
                                           ------                ------
Outstanding, December 31, 1995             36,952                 24.69
Granted                                    19,238                 31.00
                                           ------                ------
Outstanding, December 31, 1996             56,190                $26.85
                                           ------                ------
                                           ------                ------

Options exercisable at year-end are as follows:

                                                                Weighted
                                          Number of             Average
                                           Options           Exercise Price
                                          ---------          --------------
1994                                        6,126                $24.63
1995                                       18,446                 24.67
1996                                       37,176                 25.77

All options granted are at market price. The fair value of options granted during 1996 and 1995 is estimated using the following weighted-average information: risk-free interest rate of 6.54% and 5.78%, expected life of 10 years, expected volatility of stock price of 1.65% and 1.68%, and expected dividends of 1.75% and 1.68% per year.

At year-end 1996, options outstanding were as follows:

    Number of options                                                 56,190
    Range of exercise price                                  $24.63 - $31.00
    Weighted average exercise price                                   $26.85
    Weighted average remaining options life                        8.4 years
    Number of options now exercisable                                 37,176
    Weighted average exercise price of options
        now exercisable                                               $25.77


NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liability, if any, resulting from these actions will not have an adverse material effect on the Company's consolidated financial position, liquidity, or results of operations.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments and guarantees written have off-balance-sheet risk because only origination fees and accruals for probable losses are recognized in the statement of financial position until the commitments are fulfilled or the guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

The Company has entered into agreements to sell mortgage loans to the FHLMC and the FNMA. The amounts remaining with the FHLMC, under these agreements, at December 31, 1996 and 1995 were as follows:

                                                 1996        1995
                                              ----------  ----------
Federal Home Loan Mortgage Corporation. . . . $  9,289    $  6,365

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet investments. At December 31, 1996 and 1995, the contract amounts of such commitments and conditional obligations were as follows:

                                                 1996        1995
                                              ----------  ----------
Commitments to extend credit
  Fixed rate. . . . . . . . . . . . . . . . . $ 40,862    $ 17,585
  Variable rate . . . . . . . . . . . . . . .   89,083      74,479
Standby letters of credit . . . . . . . . . .   26,466      19,150

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those standby letters of credit are primarily used in favor of municipalities and insurance companies. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Banks maintained reserves in accordance with Federal Reserve requirements of approximately $12,321,000 and $8,829,000 at December 31, 1996, and 1995.

NOTE 14 - RELATED PARTY TRANSACTIONS

A summary of loans made by the Banks in the ordinary course of business to or for the benefit of directors, executive officers, or principal holders of equity securities of the Company is as follows for the year ended December 31, 1996:

Balance at beginning of year. . . . . . . . . . . . . . . . . . . .  $  10,726
New loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     29,087
Repayments. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (29,399)
Changes in directorships of the Company . . . . . . . . . . . . . .      4,609
                                                                     ---------
Balance at end of year. . . . . . . . . . . . . . . . . . . . . . .  $  15,023
                                                                     ---------
                                                                     ---------

NOTE 15 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures to the consolidated statements of cash flows are as follows:

                                                                    1996        1995        1994
                                                                 ----------  ----------  ----------
Income taxes paid . . . . . . . . . . . . . . . . . . . . . . .  $    3,562  $    1,552  $    1,871
Interest paid . . . . . . . . . . . . . . . . . . . . . . . . .      23,821      17,952      12,925
Noncash transfers from loans to other real estate owned . . . .         106          88       1,420
Noncash transfer of securities held to maturity to securities
  available for sale, at fair value . . . . . . . . . . . . . .          -       41,125          -
Purchase of Valley Banc Services Corp.:
  Fair value of assets acquired . . . . . . . . . . . . . . . .  $  129,126  $       -           -
  Debt assumed. . . . . . . . . . . . . . . . . . . . . . . . .      (3,550)         -           -
  Purchase price. . . . . . . . . . . . . . . . . . . . . . . .     (21,339)         -           -
                                                                 ----------
  Liabilities assumed . . . . . . . . . . . . . . . . . . . . .  $  104,237          -           -
                                                                 ----------
                                                                 ----------

NOTE 16 - CAPITAL MATTERS

The Company and the Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weights, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent over financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

Minimum capital requirements are:

                       Total Capital to Risk    Tier I Capital to Risk    Tier I Capital to
                          Weighted Assets          Weighted Assets          Average Assets
                       ---------------------    ----------------------    -----------------
Well capitalized                10%                        6%                     5%
Adequately capitalized           8%                        4%                     4%
Undercapitalized                 6%                        3%                     3%


The Company and the Banks were categorized as well capitalized as of December 31, 1996. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Banks' categories.

Capital levels and minimum required levels (in thousands):

                                                           Minimum Required    Minimum Required
                                                              for Capital         to be Well
                                             Actual        Adequacy Purposes      Capitalized
                                        -----------------  -----------------  -----------------
                                          Amount   Ratio     Amount   Ratio     Amount   Ratio
                                        --------- -------  --------- -------  --------- -------
1996:
Total capital to risk weighted assets
  Consolidated . . . . . . . . . . . .  $  54,487  10.26%  $  42,477   8.00%  $  53,097  10.00%
  Merchants Bank . . . . . . . . . . .     51,000  11.61      35,148   8.00      43,935  10.00
Tier I capital to risk weighted assets
  Consolidated . . . . . . . . . . . .     47,872   9.02      21,239   4.00      31,858   6.00
  Merchants Bank . . . . . . . . . . .     45,494  10.35      17,574   4.00      26,361   6.00
Tier I capital to average assets
  Consolidated . . . . . . . . . . . .     47,872   6.90      27,768   4.00      34,709   5.00
  Merchants Bank . . . . . . . . . . .     45,494   7.82      23,262   4.00      29,078   5.00

1995:
Total capital to risk weighted assets
  Consolidated . . . . . . . . . . . .     58,399  15.79      29,588   8.00      36,985  10.00
  Merchants Bank . . . . . . . . . . .     47,762  12.87      29,683   8.00      37,103  10.00
Tier I capital to risk weighted assets
  Consolidated . . . . . . . . . . . .     53,765  14.54      14,794   4.00      22,191   6.00
  Merchants Bank . . . . . . . . . . .     43,113  11.62      14,841   4.00      22,262   6.00
Tier I capital to average assets
  Consolidated . . . . . . . . . . . .     53,765  10.31      20,857   4.00      26,072   5.00
  Merchants Bank . . . . . . . . . . .     43,113   8.27      20,860   4.00      26,076   5.00


Dividends from the Banks are the Company's primary source of funds. National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At January 1, 1997, approximately $15,561,000 was available for the payment of dividends by the Banks to the Company.

NOTE 17 -- STOCKHOLDER RIGHTS PLAN

Pursuant to a plan adopted by the Company in January, 1989, each share of the Company's common stock carries one-third of a right (referred to as a "Right") to purchase one hundredth of a share of Series A Preferred Stock, $1.00 par value ("Preferred Stock"), at a price of $125.00 (subject to adjustment). The Rights are tradeable only with the Company's common stock until they become exercisable. The Rights become exercisable ten business days after the earlier of the date a person acquires or commences a tender offer to acquire 15% or more of the Company's common stock. The Rights are subject to redemption by the Company at a price of $0.01 per Right, subject to certain limitations, and will expire on January 13, 1999. The Preferred Stock Right carries preferential dividend and liquidation rights and certain voting and other rights.

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

NOTE 18 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value. Considerable judgement is required to develop the estimates of fair value and, therefore, the estimates provided below are not necessarily indicative of the amount that could be realized in a current market exchange.

SHORT-TERM FINANCIAL INSTRUMENTS: These instruments are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments. This approach applies to cash and cash equivalents, accrued receivables and payables and certain other assets and liabilities.

SECURITIES: Fair value for these instruments equals quoted market prices or dealer quotes.

LOANS HELD FOR SALE: The fair value of loans held for sale is estimated based upon the anticipated sale price of each loan.

LOANS: The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of nonaccrual loans is also estimated on a present value basis, using higher discount rates appropriate to the higher risk involved.

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

NOTES PAYABLE: The fair value of the fixed rate note payable is estimated using the current rates for advances of similar remaining maturities. The carrying value of the floating rate note payable is a reasonable estimate of fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT: The fee that would be charged to enter similar commitments today is the fair value. All commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis. The fair values of these instruments is not material.

NOTE 18 -- DISCLOSURES ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS -- (CONTINUED)

The carrying values and estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                                             1996                   1995
                                                     ---------------------   ---------------------
                                                                 Estimated               Estimated
                                                     Carrying      Fair      Carrying      Fair
                                                       Value       Value       Value       Value
                                                     ---------   ---------   ---------   ---------
Financial assets:
  Cash and due from banks . . . . . . . . . . . . .  $  42,455   $  42,455   $  28,166   $  28,166
  Federal funds sold  . . . . . . . . . . . . . . .      2,613       2,613           -           -
  Securities available for sale . . . . . . . . . .    194,780     194,780     187,169     187,169
  Loans held for sale . . . . . . . . . . . . . . .      4,149       4,149       4,340       4,340
  Loans . . . . . . . . . . . . . . . . . . . . . .    456,802     459,323     304,327     301,077
  Allowance for loan losses . . . . . . . . . . . .     (7,274)     (7,274)     (5,176)     (5,176)
  Accrued interest receivable . . . . . . . . . . .      4,975       4,975       4,063       4,063
  Due from broker . . . . . . . . . . . . . . . . .          -           -       3,687       3,687

Financial liabilities:
  Deposits  . . . . . . . . . . . . . . . . . . . .  $(600,970)  $(600,888)  $(453,771)  $(455,875)
  Federal funds purchased and securities sold under
    repurchase agreements . . . . . . . . . . . . .    (44,525)    (44,525)    (22,726)    (22,726)
  Notes payable . . . . . . . . . . . . . . . . . .    (14,000)    (14,000)     (3,000)     (3,000)
  Accrued interest payable  . . . . . . . . . . . .     (2,020)     (2,020)     (1,703)     (1,703)
  Due to broker . . . . . . . . . . . . . . . . . .       (305)       (305)     (1,560)     (1,560)

NOTE 19 --  CONDENSED FINANCIAL INFORMATION -- COMPANY ONLY

Presented below are the condensed balance sheets and condensed statements of income and cash flows for Merchants Bancorp, Inc.


                          CONDENSED BALANCE SHEETS
                         DECEMBER 31, 1996 AND 1995

                                                           1996        1995
                                                          -------     -------
ASSETS
Repurchase agreement with bank subsidiary  . . . . . . .  $    -      $ 9,631
Noninterest-bearing deposit with bank subsidiaries . . .     861          919
Investment in subsidiaries, at equity  . . . . . . . . .   71,582      43,442
Other assets . . . . . . . . . . . . . . . . . . . . . .      149         480
                                                          -------     -------
                                                          $72,592     $54,472
                                                          -------     -------
                                                          -------     -------
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable  . . . . . . . . . . . . . . . . . . . . .  $14,000     $     -
Accrued interest and other liabilities . . . . . . . . .      394         378
Stockholders' equity . . . . . . . . . . . . . . . . . .   58,198      54,094
                                                          -------     -------
                                                          $72,592     $54,472
                                                          -------     -------
                                                          -------     -------

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994


                                                                        1996           1995           1994
                                                                     ----------     ----------     ----------
OPERATING INCOME
Cash dividends received from subsidiaries . . . . . . . . . . . . .  $    2,625     $    1,395     $    1,001
Interest income on repurchase agreement with Merchants Bank . . . .           -            457            291
                                                                     ----------     ----------     ----------
                                                                          2,625          1,852          1,292
                                                                     ----------     ----------     ----------

OPERATING EXPENSES
Interest on notes payable . . . . . . . . . . . . . . . . . . . . .         422              -              5
Other expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .         367            280            227
                                                                     ----------     ----------     ----------
                                                                            789            280            232
                                                                     ----------     ----------     ----------

Income before income taxes and equity in undistributed net
  income of subsidiaries  . . . . . . . . . . . . . . . . . . . . .       1,836          1,572          1,060
Income tax expense (benefit)  . . . . . . . . . . . . . . . . . . .        (309)            73             24
                                                                     ----------     ----------     ----------
Income before equity in undistributed net income of
  subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . .       2,145          1,499          1,036
Equity in undistributed net income of subsidiaries  . . . . . . . .       4,383          4,697          4,423
                                                                     ----------     ----------     ----------
     Net income . . . . . . . . . . . . . . . . . . . . . . . . . .  $    6,528     $    6,196     $    5,459
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------


                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                                        1996           1995           1994
                                                                     ----------     ----------     ----------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    6,528     $    6,196     $    5,459
Adjustments to reconcile net income to net cash from
  operating activities:
    Equity in undistributed net income of subsidiaries  . . . . . .      (4,383)        (4,697)        (4,423)
    Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . .         291           (251)          (158)
                                                                     ----------     ----------     ----------
    Net cash from operating activities  . . . . . . . . . . . . . .       2,436          1,248            878
                                                                     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of Valley Banc Services Corp., net of debt assumed  . .     (21,336)             -              -
                                                                     ----------     ----------     ----------
    Net cash from financing activities  . . . . . . . . . . . . . .     (21,336)             -              -
                                                                     ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of notes payable . . . . . . . . . . . . . . . . . . . . .      14,000              -              -
Principal payments on notes payable . . . . . . . . . . . . . . . .      (3,550)             -           (450)
Dividends paid, net of dividend reinvestments . . . . . . . . . . .      (1,239)        (1,039)          (911)
                                                                     ----------     ----------     ----------
    Net cash from financing activities  . . . . . . . . . . . . . .       9,211         (1,039)        (1,361)
                                                                     ----------     ----------     ----------
    Net change in cash and cash equivalents . . . . . . . . . . . .      (9,689)           209           (483)
    Cash and cash equivalents at beginning of year  . . . . . . . .      10,550         10,341         10,824
                                                                     ----------     ----------     ----------
    Cash and cash equivalents at end of year  . . . . . . . . . . .  $      861     $   10,550     $   10,341
                                                                     ----------     ----------     ----------
                                                                     ----------     ----------     ----------


NOTE 20 -- PENDING ACCOUNTING CHANGES

Financial Accounting Standard No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the financial statements has not yet been determined.

                                    [LOGO]
                                 [LETTERHEAD]

                        Independent Auditors' Report


Stockholders and Board of Directors
Merchants Bancorp, Inc.
Aurora, Illinois

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merchants Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted a new method of accounting for originated mortgage servicing rights in 1996.



/s/ Crowe, Chizek and Company LLP
---------------------------------
Crowe, Chizek and Company LLP


Oak Brook, Illinois
February 5, 1997

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Merchants Bancorp, Inc. ("Company"), a bank holding company headquartered in Aurora, Illinois, is one of the leading commercial banking and trust institutions in Aurora and surrounding communities. The Company conducts a full service community banking and trust business through its wholly-owned subsidiary banks. The Merchants National Bank of Aurora ("Merchants Bank") has its main office and three locations in Aurora, one location in Oswego, Illinois, and a new branch in Geneva, Illinois, which opened in early 1996. On January 3, 1996, the Company purchased Valley Banc Services, Corp., ("Valley") a $167 million bank holding company with banks located in St. Charles, Hinckley, Osco, and Grayslake, Illinois. The banks in Osco and Grayslake were each sold to separate purchasers in December, 1996.

As a large, community-oriented, independent financial institution in the greater Aurora area, the Company is well positioned to take advantage of the growth of Aurora and its surrounding communities. The oldest and largest bank in the Company, Merchants Bank has continuously served the Aurora community since it was chartered in 1888. Each bank operates as a traditional community bank with local management, conveniently located facilities and a professional, highly motivated staff which is active in the community, focuses on long-term relationships with customers and provides individualized quality service. The Company's local management in each of its banks, coupled with its long record of service, has allowed it to compete successfully in each banking market it serves.

On January 3, 1996, the Company purchased 100% of the outstanding common stock of Valley, as described in detail in Note 2 to the consolidated financial statements. As of the acquisition date, Valley's wholly-owned subsidiaries included Hinckley State Bank, State Bank of Osco, Anchor Bank and V.B.H. Corporation and V.B.H. Corporation's wholly-owned subsidiary, Fox Valley Bank. When Valley was acquired, the Company's intent was to sell State Bank of Osco and Anchor Bank. Accordingly, those banks were classified as held for sale until they were sold on December 12, 1996, and December 19, 1996. The net asset valuations of State Bank of Osco and Anchor Bank were initially determined by the Company's management based upon recent sales prices of similar financial institutions and after consideration of estimated 1996 earnings and capitalized interest expense during the estimated holding period, neither of which were included in 1996 earnings of the Company. The actual 1996 operating results of State Bank of Osco and Anchor Bank, from January 3, through their respective sale dates, of $280,000 and $170,000, were not included in the Company's 1996 consolidated operating results.

Net income was $6,528,000, or $2.53 per share in 1996, which compares with $6,196,000, or $2.41 per share in 1995, and $5,459,000 or $2.13 per share in
1994. Increases in both net interest income and noninterest income contributed to these record levels. Net interest income grew $4.8 million (22.3%) to $26.3 million in 1996, largely due to an increase in earning assets. Noninterest income grew $2.6 million (37.7%) to $9.5 million, primarily based on increases in mortgage banking income and service charges and fees. The Valley acquisition also had a significant impact on many areas of the financial statements, as is discussed in detail below.

Results of Operations

Net Interest Income

Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets, and the volume and rates paid on interest-bearing liabilities. Net interest margin is the ratio of tax equivalent net interest income to average earning assets.

A review of overall trends shows that net interest income grew during each of the last three years. The primary cause for these increases was the growth in earning assets and deposits of the Company. Net interest income was $26.3 million, $21.5 million, and $20.0 million in 1996, 1995, and 1994. Net interest income to average total earning assets on a fully tax equivalent basis was 4.49% in 1996, 4.73% in 1995, and 4.92% in 1994.

The net interest margin declined in 1996, as the yield on earning assets declined from 7.91% to 7.61% while the average rate on interest bearing liabilities remained unchanged, at 3.51%. from 1995. Most of the decline was directly related to the Valley acquisition. Historically, the Valley subsidiary banks have had a lower net interest margin than Merchants Bank. Management is working to bring the Valley subsidiary banks to the Company's past levels of performance to the extent possible. In addition, the growth in adjustable rate residential mortgage loans caused a decline in average earning asset yield in 1996, but the average rate on these loans is expected to be responsive to changes in interest rates in the future. The tax equivalent yield on earning assets increased from 7.96% in 1994, to 9.08% in 1995, as interest rates were generally higher in 1995 than in 1994. The average interest rate paid on interest bearing liabilities increased from 3.66% in 1994 to 4.59% in 1995.

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

The table below demonstrates that most of the growth in net interest income has come as a direct result of balance sheet growth, rather than changes in interest rates. This table allocates the changes in tax equivalent net interest income to changes in either average balances or average rates for earning assets and interest-bearing liabilities. The change in net interest income due to both volume and rate has been allocated proportionately to the change due to balance and due to rate. Tax-exempt interest income is measured on a tax equivalent basis using a 34% rate.

PROVISION FOR LOAN LOSSES

The Company's provision for loan losses was $2,014,000 in 1996, $1,783,000 in 1995, and $2,298,000 in 1994. Provisions for loan losses are made to recognize current period net charge off activity, and to provide for future losses on loans which are identified as possible in the loan review process. The allowance for loan losses as a percentage of total loans was 1.59%, 1.70% and 1.80% as of December 31, 1996, 1995, and 1994. The addition of the Valley subsidiary banks, which carried lower levels of allowances for loan losses, together with the rate of loan growth at Merchants Bank, contributed to the decline in this ratio. Net charge-offs were $714,000, $1,747,000, and $1,863,000, in 1996, 1995, and 1994. Net charge-offs as a percentage of average loans has declined each year, to 0.18% in 1996, from 0.60% in 1995, and 0.67% in 1994.

NONINTEREST INCOME

The table on page 32 shows the Company's noninterest income for the years indicated.

Total noninterest income increased $2,623,000 (38%), from 1995 to 1996, after increasing $354,000 (5%) during 1995. Noninterest income in all categories except securities gains increased from 1994 to 1995, and from 1995 to 1996. Trust income increased $103,000 (5%) to $2,028,000 in 1996 from $1,925,000 in
1995, and grew $203,000 (12%) during 1995, from $1,722,000 in 1994. The rate of change in total assets under management is not the same as the rate of change in trust income because some services are not be based on the amount of assets under management. Assets under management decreased slightly to $361 million at December 31, 1996, from $371 million at December 31, 1995, after increasing from $326 million at December 31, 1994.

Mortgage banking noninterest income was $2,202,000 in 1996, compared with $1,267,000 in 1995, and $1,153,000 in 1994. Servicing income was $432,000 in
1994 and grew to $559,000 in 1995 and $785,000 in 1996. Unamortized mortgage servicing rights totaled $1,438,000 and $1,165,000 at December 31, 1996 and 1995. Amortization of this asset was $295,000, $123,000, and $68,000 in 1996,
1995, and 1994. The total servicing portfolio, including purchased and originated loans, was $255 million and $235 million at December 31, 1996 and 1995. Management's plans are to continue increasing the size of the servicing portfolio. The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122") on
January 1, 1996. Under SFAS 122, the Company recognizes a separate asset for both purchased and originated mortgage servicing rights. The implementation of this standard contributed $568,000, prior to amortization, to the increase in mortgage servicing rights when compared with periods prior to its implementation.

-------------------------------------------------------------------------------
ANALYSIS OF CHANGES IN INTEREST INCOME (In thousands)

                                                          Change Due to
                                                    -------------------------
                                  Total             Average           Average
                                 Change             Balance            Rate
                                 -------            -------           -------
1996 Compared to 1995:
Earning assets. . . . . . . . .  $10,653            $11,889           $(1,236)
Interest bearing liabilities. .    5,715              6,000              (285)
                                 -------            -------           -------
Net interest income . . . . . .  $ 4,938            $ 5,889           $  (951)
                                 -------            -------           -------
                                 -------            -------           -------
1995 Compared to 1994:
Earning assets. . . . . . . . .  $ 6,759            $ 3,441           $ 3,318
Interest bearing liabilities. .    5,195              2,401             2,794
                                 -------            -------           -------
Net interest income . . . . . .  $ 1,564            $ 1,040           $   524
                                 -------            -------           -------
                                 -------            -------           -------

Service charges and fees totaled $3,796,000, $2,713,000, and $2,472,000 in 1996, 1995, and 1994. Of the $1,083,000 (39.9%) increase in 1996, $420,000 resulted from the Valley acquisition, and $663,000 was from income at Merchants Bank. At Merchants Bank, overdraft and returned check fees increased $417,000, and commercial checking fees increased $170,000, due to changes in fee structure and increased overdraft activity. The increase in service charges and fees from 1994 and 1995 was primarily a result of deposit growth.

Sales of securities available for sale totaled $32.4 million during 1996, $23.8 million during 1995, and $17.9 million in 1994, resulting in net gains of $196,000, $133,000, and $373,000. These securities were sold due to changes in interest rates, availability of alternative investments, liquidity needs, and other factors.

Other noninterest income was $1,319,000, $880,000, and $844,000 in 1996,
1995, and 1994. Of the $439,000 increase in 1996, $121,000 was attributed to Valley. During 1996, debit card transaction fees increased $175,000, to $192,000, and ATM fees increased $49,000, to $513,000. In 1995, fees related to ATMs remained stable at $465,000 as compared to $456,000 in 1994. In 1995, debit card fees, a new source of income introduced in late 1995, totaled $17,000.

Noninterest Expenses

The table on page 33 shows the Company's noninterest expenses for the years indicated.

Noninterest expenses increased $6,976,000 (39%) in 1996, compared to $17.9 million in 1995. This followed a $1,156,000 increase (6.9%) in 1995, compared to 1994 noninterest expense of $16.7 million. As in other areas, the Valley acquisition had a significant impact on year to year comparisons. The noninterest expenses attributed to Valley and its subsidiaries are shown in the table on page 33, in addition to the consolidated expenses of the Company including Valley.

Salaries and benefits increased $3.0 (30.6%) to $12.9 million in 1996, compared to $9.9 million in 1995, and $9.2 million in 1994. Commissions and incentives, which are included in salaries and benefits, increased $314,000 (35.0%), to $1,212,000 in 1996. Much of this is associated with the increased income in mortgage banking, principally due to commissions paid. Also in 1996, life and health insurance expense increased $159,999 (32.9%) to $642,000, and contributions to the Company's Thrift Plan totaled $526,000, an increase of $267,000 (103.1%), as discussed in Note 11 to the consolidated financial statements. In December, 1996, the Company approved terminating the defined benefit pension plan and the Company's discretionary contribution to the Thrift Plan was increased in order to mitigate the impact of this decision on employees. The full time equivalent number of employees was 341 (including 46 for Valley), 261, and 265 as of December 31, 1996, 1995, and 1994. The increased expense in 1995 included a one-time charge of $234,000 to recognize the cost of an early retirement plan offered to employees meeting certain service requirements.

Occupancy expenses were $582,000 (56.5%) higher in 1996 than in 1995, after an increase of $86,000 (9.1%) in 1995, compared to 1994. In addition to the Valley acquisition, a new branch was opened in Geneva, Illinois, during 1996, and was reflected in 1996 operating results.

Furniture and equipment expenses increased $412,000 (33.3%) in 1996, and $148,000 (13.6%) in 1995. Management believes strongly in the use of technology to achieve operational efficiency and quality of results. Investment in new systems to manage information has contributed to the increase in equipment expenses during the years presented. Some of these projects have involved specific product areas, such as the introduction of the debit card in 1995, and some are designed to improve operational efficiency and customer service. The addition of Valley and the new branch during 1996 also contributed to the increase in furniture and equipment expenses.

As discussed in Note 1 to the consolidated financial statements, the Valley acquisition resulted in goodwill and core deposit intangible assets which will be amortized to expense in future years. The goodwill is being amortized on the straight-line basis over 20 years. The core deposit intangible assets are being amortized using an accelerated method over 10 years. The core deposit intangible recorded assets are being amortized using an accelerated method over 10 years. The core deposit intangible recorded in conjunction with the acquisition of First American Bank of Aurora in 1984, which was subsequently merged into Merchants Bank in

-------------------------------------------------------------------------------
NONINTEREST INCOME (In thousands)

                                                         Consolidated
                                                  ---------------------------
                                         Valley
                                          1996       1996      1995      1994
                                        --------  -------   -------   -------
Trust income . . . . . . . . . . . . .   $  -      $2,028    $1,925    $1,722
Mortgage banking income. . . . . . . .     20       2,202     1,267     1,153
Service charges and fees . . . . . . .    420       3,796     2,713     2,472
Securities gains, net. . . . . . . . .      -         196       133       373
Other income . . . . . . . . . . . . .    121       1,319       880       844
                                         ----      ------    ------    ------
   Total noninterest income              $561      $9,541    $6,918    $6,564
                                         ----      ------    ------    ------
                                         ----      ------    ------    ------

1990, is being amortized on the straight-line basis over 15 years.

Other expenses increased $2.3 million (40%) to $7.8 million in 1996, from $5.6 million in 1995. Valley accounted for approximately half of the increase. Increased mortgage activity resulted in increases in related expenses, including amortization of servicing rights, up $172,000 (140%) to $295,000, and correspondent mortgage fees, up $264,000 to $309,000. Correspondent business has been pursued as a strategy for increasing the amount of mortgage business. Other increases across the organization included telephone expense, up $153,000 to $383,000, and software expense, up $115,000 to $383,000 in 1996.

The cost of insurance premiums assessed by the Federal Deposit Insurance Corporation ("FDIC"), included in other expenses, was $16,000 in 1996, compared to $475,000 in 1995, and $846,000 in 1994. The Banks were all at the lowest assessment rate as of year-end 1996. The lowest assessment rate is applied to well capitalized institutions in the supervisory group representing the least risk.

Other expenses increased $580,000 (12.4%) in 1995, compared to 1994. Consulting fees increased $176,000, to $245,000 in 1995, from $69,000 in 1994. Most of the increase in consulting fees was the result of an initiative in which a consulting firm was engaged to work with management to increase earnings through changes in a wide array of areas, including product pricing, operating procedures, and staffing. Management believes the changes that have been implemented, or will be implemented, as a result of this initiative will result in significant earnings improvement over time. Loss on disposition of other real estate owned was $86,000 in 1995, compared to $4,000 in 1994. Amortization of mortgage servicing increased $55,000, from $68,000 in 1994 to $123,000 in 1995.

Income Taxes

The Company's provision for income taxes was $2,456,000, $2,502,000, and $2,079,000 for the years ended December 31, 1996, 1995, and 1994. The average effective income tax rate for these years was 27.34%, 28.77%, and 27.58%.

Financial Condition

Lending Activities

The Company's major source of income is interest on loans, and the composition of the portfolio reflects the communities served by the Banks. The table on page 34 presents the composition of the Company's loan portfolio at the end of the periods indicated.

Total loans increased $152.5 million, or 50.1%, to $456.8 million as of December 31, 1996, from $304.3 million at December 31, 1995. Approximately 50% of this increase was attributable to Valley. This compares with an increase of $18.7 million or 6.5% in 1995.

The commercial loan portfolio increased $51.9 million (47.2%) in 1996, $37.7 million of which was attributable to the Valley acquisition, after declining $2.9 million (2.6%) during 1995, to $109.9 million as of December 31, 1995. Commercial real estate loans increased $7.7 million (11.4%) from $67.7 million as of December 31, 1995, to $75.4 million as of December 31, 1996. Almost all of the 1996 increase was attributable to Valley. This compares with a balance of $72.3 million as of December 31, 1994. These loans are made on the basis of borrowers' cash flows and do not rely upon the sale of the property to repay the loans. As added security, these loans are backed by the value of the collateral properties, which are supported by recent appraisals.

Real estate construction loans increased $14.0 million (34.6%) from $40.5 million as of December 31, 1995, to $54.5 million as of December 31, 1996. This compares with a balance of $24.5 million as of December 31, 1994. These loans are typically of a short duration and reflect the continued growth of the Aurora area. The majority of these loans were to experienced developers of pre-sold homes in the price range of $100,000 to $150,000.

The Company's residential real estate loans consist of loans secured by one to four family homes. This category increased $53.4 million (168.5%) in 1996 and $12.1 million (62.0%) in 1995, primarily as a result of adjustable rate mortgages added to the portfolio and the addition of Valley loans, which contributed

------------------------------------------------------------------------------
NONINTEREST EXPENSES (In thousands)
                                                        Consolidated
                                                  ----------------------------
                                         Valley
                                          1996     1996       1995        1994
                                        --------  -------  ----------  --------
Salaries and employee benefits. . . . .  $1,496   $12,924    $ 9,893    $ 9,180
Occupancy expenses, net . . . . . . . .     371     1,612      1,030        944
Furniture and equipment expenses. . . .     195     1,650      1,238      1,090
Amortization of goodwill. . . . . . . .     385       385          -          -
Amortization of core deposit
    intangible assets . . . . . . . . .     304       405        101        101
Other expenses. . . . . . . . . . . . .   1,138     7,889      5,627      5,418
                                         ------   -------    -------    -------
   Total noninterest expenses . . . . .  $3,889   $24,865    $17,889    $16,733
                                         ------   -------    -------    -------
                                         ------   -------    -------    -------
approximately one fifth of the growth. The Company sells most fixed rate residential real estate loans, primarily to the FHLMC and to the FNMA. Loans held for sale were $4.1 million and $4.3 million as of December 31, 1996 and 1995. In addition, the Company has entered into agreements to sell loans to the FHLMC and the FNMA. Minimum commitments under these agreements to sell loans to the FHLMC were $9.3 as of December 31, 1996, and $6.4 million as of December 31, 1995, and no commitments were outstanding to the FNMA as of either date.

Installment loans increased $23.4 million (46.3%) in 1996, after declining $3.3 million (6.1%) in 1995. $12.9 million of the increase in 1996 was related to Valley loans. The primary source of installment lending has been in single pay and amortizing loans used to finance automobiles, recreation vehicles, home improvements, durable goods and other consumer uses, with the most common of these being automobile financing.

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

The Company adopted Statements of Financial Accounting Standards No. 114 and No. 118 for impaired loans effective January 1, 1995. Under these standards, the Company defined loans that will be individually evaluated for impairment to include commercial loans and mortgages secured by commercial properties or five-plus family residences. All other smaller balance homogeneous loans are evaluated for impairment in total.

The Company defines impaired loans to include all commercial loans and mortgage loans secured by commercial properties or five-plus family residences that are graded 6, in nonaccrual status, or restructured after January 1, 1995.

Impaired loans totaled $1,428,000 as of December 31, 1996, and $921,000 as of December 31, 1995. Impaired loans with no allowance for loan losses allocated were $523,000 as of December 31, 1996, and there were no such loans as of December 31, 1995. Impaired loans with an allowance for loan losses allocation, and the related allocation, were $905,000 and $363,000 as of December 31, 1996, and were $921,000 and $631,000 as of December 31, 1995.

There were no loans past due ninety days or more and still accruing, as of December 31, 1996, or 1995. Restructured loans totaled $359,000 and $1,047,000 as of December 31, 1996, and December 31, 1995. The majority of these balances consisted of loans to a single borrower. Nonaccrual loans were $2,970,000 as of December 31, 1996, compared with $1,135,000 as of December 31, 1995. Other real estate owned decreased from $566,000 at December 31, 1995, to $333,000 at December 31, 1996. Values placed on properties are based on current independent appraisals. The ratio of nonaccrual and restructured loans to total loans was 0.73% and 0.72% as of December 31, 1996 and 1995. The restructured loans were performing in accordance

-------------------------------------------------------------------------------
LOAN PORTFOLIO (IN THOUSANDS)

                                                          CONSOLIDATED
                                       VALLEY   -------------------------------
                                        1996      1996       1995       1994
                                     --------   ---------  ---------  ---------

Commercial and industrial . . . . .  $ 37,689   $ 161,847  $ 109,872  $ 112,828
Real estate - commercial. . . . . .    10,806      75,449     67,739     72,305
Real estate - construction. . . . .     1,589      54,513     40,510     24,470
Real estate - residential . . . . .    12,784      85,107     31,673     19,549
Installment . . . . . . . . . . . .    12,917      73,918     50,489     53,806
Credit card receivables . . . . . .       792       6,697      5,644      4,119
Other loans . . . . . . . . . . . .       117       1,188        455        937
                                     --------   ---------  ---------  ---------
  Gross loans . . . . . . . . . . .    76,694     458,719    306,382    288,014
Unearned discount . . . . . . . . .      (126)     (1,535)    (1,743)    (2,054)
Deferred loan fees  . . . . . . . .      (195)       (382)      (312)      (387)
                                     --------   ---------  ---------  ---------
  Total loans . . . . . . . . . . .    76,373     456,802    304,327    285,573
Allowance for loan losses . . . . .      (867)     (7,274)    (5,176)    (5,140)
                                     --------   ---------  ---------  ---------
  Loans, net. . . . . . . . . . . .  $ 75,506   $ 449,528  $ 299,151  $ 280,433
                                     --------   ---------  ---------  ---------
                                     --------   ---------  ---------  ---------
with the terms of the new agreements. The ratio of nonaccrual loans to total loans was 0.65% and 0.37% as of December 31, 1996 and 1995.


Allowance for Loan Losses

The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past-loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses. The adequacy of the allowance for loan losses is monitored by the loan review staff, and reported to management and the board of directors. The ratio of the allowance for loan losses to total loans was 1.59% and 1.70% as of December 31, 1996, and December 31, 1995. The allowance for loan losses to total nonperforming loans (generally considered to be nonaccrual, restructured, or past due ninety days and still accruing) was 218.5% and 237.2% as of December 31, 1996, and December 31, 1995.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 1996. While management uses available information to provide for losses on loans, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examinations.

Securities

The objectives regarding the securities portfolio are to provide the Company with a source of liquidity and earnings. Securities available for sale are carried at fair value, with related unrealized gains or losses, net of deferred income taxes, recorded as an adjustment to equity capital. In addition, as permitted by the SFAS 115 implementation guide released in 1995, the Company exercised a one time opportunity to reassess the appropriateness of the classifications of all securities held. Based on the review, the Company reclassified securities having an amortized cost of $39.7 million and a net unrealized gain of $1.5 million at December 15, 1995, from held to maturity to available for sale.

As of December 31, 1996, net unrealized gains of $429,000, reduced by deferred income taxes of $112,000 resulted in an increase in equity capital of approximately $317,000. As of December 31, 1995, net unrealized gains of approximately $2.2 million, reduced by deferred income taxes approximately $747,000, resulted in an increase in equity capital of approximately $1.5 million.

During 1996, the securities portfolio grew $9.4 million (5.1%), as measured by amortized cost, to $194 million as of December 31, 1996, from $185 million as of December 31, 1995. During 1996 there was a general reallocation within the securities portfolio, from Treasury securities and U.S. Government agency mortgage backed securities to U.S. Government agency securities. U.S. Treasury securities declined by 29.2% to $17.7 million, or 9.1% of the portfolio as of December 31, 1996, from $25.0 million, or 13.5% of the portfolio as of December 31, 1995. U.S. Government agency mortgage backed securities decreased from $44.8 million, or 24.2% of the portfolio, as of December 31, 1995, to $34.2 million, or 17.6% of the portfolio as of December 31, 1996. Over the same period, U.S. Government agency securities increased from $53.0 million, or 28.7% of the portfolio, to $77.0 million, or 39.6% of the portfolio. The increase in the proportion of the total portfolio invested in U.S. Government agency securities was based upon considerations of yield, security, and suitability as collateral for deposits and borrowings requiring pledged securities.

As of December 31, 1996, and 1995, the Company held structured notes carried at fair values of $4.3 million and $6.5 million. These securities were issued by the FHLB, the FNMA, and the Student Loan Marketing Association ("SLMA"). These obligations offer the investor periodic coupon increases over a given time horizon, and are generally subject to call after the first coupon readjustment date. All such securities are stress tested, to assess the probable price sensitivity in response to an immediate and sustained changed in market interest rates. In addition, each security's total return is computed to each call date, as if it were to be called on that date, and the resulting annual return is compared with other investments with maturities similar to the call dates of the security.

Deposits and Borrowed Funds

The table on page 36 shows the major components of deposits as of December 31, of the years indicated.

The Company has a relatively stable deposit base from within its market areas. Deposits of $601.0 million reflected growth of $147.2 million (32.4%) during 1996, when compared to $453.8 million as of December 31, 1995. The Valley acquisition added $102.1 million to total deposits as of December 31, 1996. Noninterest bearing deposits grew $36.2 million (47.6%), while interest bearing deposits increased $111.0 million (29.4%). Most of the growth was in time deposits, as time deposits under $100,000 grew $41.9 million (25.2%) and time deposits in denominations of

$100,000 or more grew $16.6 million (26.5%), during 1996. Interest-bearing transaction accounts and savings accounts increased 35.2% in the aggregate, at $201.3 million as of December 31, 1996, compared to $148.8 million as of December 31, 1995.

Notes payable at December 31, 1996, consists of two notes of $7 million each, the proceeds of which were used to finance the acquisition of Valley on January 3, 1996. A revolving note bears interest at the prevailing Federal funds rate of 1% above LIBOR, at the quarterly election of the Company. This variable rate was 6.56% at December 31, 1996. A fixed rate note bears interest at a rate of 7.03%. As more fully discussed in Note 2 to the consolidated financial statements, the Company capitalized $532,000 of incremental interest costs during the holding period of the acquired Valley subsidiaries held for sale.

The Company also utilizes securities sold under repurchase agreements as a source of funds. Most local municipalities, and osme other orgainzations, hust have funds insured or collateralized as a matter of their own policies. Regulations land do not increase the Company's reserve requirements or create an expense related to FDIC insurance on deposits. Although the balance of repurchase agreements is subject to variation, particularly seasonal variation, the account relationships represented by these balances are local businesses and municipalities that have other account relationships with the Banks.

Capital Resources

Total stockholder's equity increased $4.1 million during 1996, from $54.1 million as of December 31, 1995, to $58.2 million as of December 31, 1996. Net income of approximately $6.5 million, reduced by dividends of $1.4 million, caused an increase in retained earnings of $5.1 million during 1996. Other factors influencing the year to year change in total stockholders' equity were an increase of $152,000 from the insurance of common stock in connection with the dividend reinvestment plan offset by a reduction of $1.1 million as a result of the change in the net unrealized gains on securities available for sale, as previously discussed in "Securities."

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated (discussed in Note 16 to the consolidated financial statements). The Company and the Banks were categorized as well capitalized as of December 31, 1996. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories. See
Note 16 to the consolidated financial statements for a calculation of the Company's capital ratios.

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


Cash inflows from operating activities exceeded operating outflows by $9.9 million in 1996, by $8.8 million in 1995, and by $12.9 million in 1994. Changes in the amount of mortgage loans held for sale as of December 31, of each year resulted in operating cash inflows of $604,000 in 1996, outflows of $2.0 million in 1995, and inflows of $6.2 million in 1994. Net gains on sales of mortgage loans were $981,000 in 1996, $341,000 in 1995, and $491,000 in 1994. Interest received net of interest paid is the principal source of net operating cash inflows in all periods reported. Management of investing and financing activities, and market conditions, determine the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principal determinant of growth in net interest cash flows.

Net cash outflows from investing activities were $69.2 million in 1996, compared to $37.9 million in 1995, and $49.6 million in 1994. Securities purchases, net of securities matured or sold, resulted in net cash inflows of $17.2 million in 1996, outflows of $16.2 million in

-------------------------------------------------------------------------------
DEPOSITS (IN THOUSANDS)

                                                          CONSOLIDATED
                                       VALLEY   -------------------------------
                                        1996      1996       1995       1994
                                     --------   ---------  ---------  ---------
Noninterest-bearing deposits . . . . $ 17,011   $ 112,203  $  76,008  $  74,931
NOW accounts . . . . . . . . . . . .    9,434      75,991     63,027     65,686
Money market accounts  . . . . . . .    9,935      58,061     33,808     31,443
Savings  . . . . . . . . . . . . . .   12,812      67,232     51,935     56,822
Time, $100,000 and over  . . . . . .    9,970      79,214     62,628     49,477
Other time . . . . . . . . . . . . .   42,896     208,269    166,365    135,382
                                     --------   ---------  ---------  ---------
                                     $102,058   $ 600,970   $453,771  $ 413,741
                                     --------   ---------  ---------  ---------
                                     --------   ---------  ---------  ---------

1995, and outflows of $34.2 million in 1994. Net principal disbursed on loans totaled $79.3 million in 1996, $20.6 million in 1995, and $14.2 million in 1994. The Valley acquisition resulted in net investing cash outflows, net of cash and cash equivalents acquired, of $13.6 million in 1996. In addition, the sale of acquired Valley subsidiaries during 1996 resulted in investing cash inflows of $8.8 million.

Cash inflows from financing activities in 1996, 1995, and 1994, were primarily associated with deposit growth. Deposits grew $49.3 million in 1996, compared to an increase of $40.0 million in 1995, and $30.1 million in 1994. Short-term borrowings resulted in net cash inflows of $20.7 million in 1996, outflows of $10.6 million in 1995, and inflows of $6.7 million 1994. Cash outflows from payments on notes payable related to $3,550,000 in debt assumed in the Valley acquisition, which was repaid, and a $3.0 million advance from the FHLB which was also repaid. Cash inflows of $14.0 million from proceeds of notes payable is associated with the financing of the Valley acquisition.

In the event of short-term liquidity needs, the Banks may purchase Federal funds from correspondent banks. This source is used from time to time on a limited basis. The Bank may borrow funds from the Federal Reserve Bank of Chicago, but have not done so during any period covered in this report. Merchants Bank's membership in the FHLB system gives it the ability to borrow funds from the FHLB for short or long-term purposes under a variety of programs.

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

The table "Analysis of Changes in Interest Income," included under "Interest Income" in this discussion, demonstrates the effectiveness of interest rate risk management. During 1996, the change in tax equivalent net interest income attributable to changes in interest rates was a reduction of $951,000, or 3.4%, of tax equivalent net interest income of $27.9 million. The change in tax equivalent net interest income attributable to changes in interest rates was $524,000 in 1995, or about 2% of the tax equivalent net interest income of approximately $23.0 million for the year.

The table on page 38 does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

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

Pending Accounting Changes

Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the financial statements has not yet been determined.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995

This report, including the Chairman's Letter to Stockholders, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is

------------------------------------------------------------------------------

INTEREST SENSITIVITY GAP ANALYSIS (1) (In thousands)




                                                                              December 31, 1996
                                                        -----------------------------------------------------------------
                                                         0-3 Mos.    4-12 Mos.     1-5 Years      Over 5 Yrs.     Total
                                                        ---------   -----------   -----------     -----------   ---------

Earning Assets
  Securities. . . . . . . . . . . . . . . . . . . . .  $   29,962    $    26,104   $    95,980     $   42,734    $  194,780
  Federal funds sold. . . . . . . . . . . . . . . . .       2,613             --            --             --         2,613
  Loans held for sale . . . . . . . . . . . . . . . .       4,149             --            --             --         4,149
  Total loans . . . . . . . . . . . . . . . . . . . .     155,758         72,633       180,364         48,047       456,802
                                                       ----------    -----------   -----------     ----------     ---------
Total Earning Assets. . . . . . . . . . . . . . . . .  $  192,482    $    98,737   $   276,344     $   90,781    $  658,344
                                                       ----------    -----------   -----------     ----------     ---------
                                                       ----------    -----------   -----------     ----------     ---------
Interest-Bearing Liabilities
   Interest-bearing deposits:
      NOW accounts. . . . . . . . . . . . . . . . . .  $   75,991    $        --    $       --     $       --     $  75,991
      Money market accounts . . . . . . . . . . . . .      58,061             --            --             --        58,061
      Savings . . . . . . . . . . . . . . . . . . . .      67,232             --            --             --        67,232
      Time, $100,000 and over . . . . . . . . . . . .      34,521         22,862        21,831             --        79,214
      Other time. . . . . . . . . . . . . . . . . . .      43,329         58,780       106,160             --       208,269
                                                       ----------    -----------   -----------     ----------     ---------
   Total interest-bearing deposits . . . . . . .. . .     279,134         81,642       127,991             --       488,767
   Federal funds purchased and securities
      sold under repurchase agreements. . . . . . . .      34,794          9,731            --             --        44,525
   Notes payable . . . . . . . . . . . . . . .  . . .       7,000             --         3,500          3,500        14,000
                                                       ----------    -----------   -----------     ----------     ---------
Total Interest-Bearing Liabilities. . . . . . . . . .  $  320,928    $    91,373    $  131,491      $   3,500     $ 547,292
                                                       ----------    -----------   -----------     ----------     ---------
                                                       ----------    -----------   -----------     ----------     ---------
Interest sensitivity gap. . . . . . . . . . . . . . .  $ (128,446)   $     7,364     $ 144,853      $  87,281     $ 111,052
Cumulative gap. . . . . . . . . . . . . . . . . . . .    (128,446)      (121,082)       23,771        111,052       111,052
Interest sensitivity gap to total assets. . . . . . .      -17.73%          1.02%       20.00%          12.05%        15.33%
Cumulative sensitivity gap to total assets. . . . . .      -17.73%        -16.71         3.28           15.33         15.33



(1) Callable investment securities are reported at the earlier of maturity or call date, and prepayments of mortgage-backed securities are assumed to occur. Loans are placed in the earliest time frame in which maturity or repricing may occur.

inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or securities portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market areas and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                      MARKET FOR THE COMPANY'S COMMON STOCK
                       AND RELATED SECURITY HOLDER MATTERS

The Company's common stock trades on the Nasdaq Stock Market under the symbol "MBIA." Harris Trust and Savings Bank acts as the transfer agent for the common stock. As of December 31, 1996, the Company had 785 holders of record of its common stock.

The table below indicates the reported high and low prices and the dividends paid per share for the common stock during the periods indicated.

                                                      High        Low     Cash Dividends
                                                    --------   --------   --------------
1995  First quarter . . . . . . . . . . . . .       $  24.25   $  21.50      $  0.10
      Second quarter. . . . . . . . . . . . .          25.75      23.75         0.12
      Third quarter . . . . . . . . . . . . .          27.50      24.94         0.12
      Fourth quarter. . . . . . . . . . . . .          28.50      26.75         0.12

1996  First quarter . . . . . . . . . . . . .          29.75      27.75         0.12
      Second quarter. . . . . . . . . . . . .          33.50      28.00         0.14
      Third quarter . . . . . . . . . . . . .          33.50      29.75         0.14
      Fourth quarter. . . . . . . . . . . . .          32.00      30.25         0.14

1997  First quarter (through February 26) . .          37.50      31.00         0.14


The holders of the common stock are entitled to receive dividends as declared by the board of directors of the Company, which considers payment of dividends quarterly. The ability of the Company to pay dividends is dependent upon its receipt of dividends from the Banks. In determining cash dividends, the Company's board of directors considers the earnings, capital requirements, debt servicing requirements, financial ratio guidelines established by the board of directors, financial condition of the Company, and other relevant factors. The Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

The Company has paid regular quarterly cash dividends on the common stock since it commenced operations in 1982. The Company currently anticipates that cash dividends comparable to those that have been paid in the past will continue to be paid in the future. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of dividends will depend upon the earnings, capital requirements, and financial condition of the Company and the Banks. The Company has a dividend reinvestment plan which permits stockholders to reinvest cash dividends in common stock and to purchase additional shares in amounts up to $3,000 per quarter.

                              REPORT ON FORM 10-K

A copy of the Company's 1996 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to each stockholder upon written request to: J. Douglas Cheatham, Vice President and Chief Financial Officer, Merchants Bancorp, Inc., 34 South Broadway, P.O. Box 289, Aurora, Illinois 60507.

40