Form 10-K405, Exhibit 13
period 1997-12-31
MERCHANTS BANCORP INC/DE/
filed 1998-03-30
CIK 707817

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                              FINANCIAL HIGHLIGHTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                            1997         1996         1995         1994         1993
                                          --------     --------     --------     --------     --------
INCOME STATEMENT SUMMARY
Interest income                           $ 57,519     $ 50,460     $ 39,875     $ 33,233     $ 29,546
Interest expense                            28,559       24,138       18,423       13,228       11,681
                                          --------     --------     --------     --------     --------
Net interest income                         28,960       26,322       21,452       20,005       17,865
Provision for loan losses                    2,636        2,014        1,783        2,298        2,423
                                          --------     --------     --------     --------     --------
Net interest income after
    provision for loan losses               26,324       24,308       19,669       17,707       15,442
Noninterest income                           9,660        9,541        6,918        6,564        6,606
Noninterest expenses                        27,754       24,865       17,889       16,733       16,177
                                          --------     --------     --------     --------     --------
Income before income
    taxes and cumulative
    effect of a change in
    accounting principle                     8,230        8,984        8,698        7,538        5,871
Provision for income taxes                     889        2,456        2,502        2,079        1,437
                                          --------     --------     --------     --------     --------
Income before cumulative
    effect of a change in
    accounting principle                     7,341        6,528        6,196        5,459        4,434
Cumulative effect of a change
    in accounting principle                      -            -            -            -          300
                                          --------     --------     --------     --------     --------
Net income                                $  7,341     $  6,528     $  6,196     $  5,459     $  4,734
                                          --------     --------     --------     --------     --------
                                          --------     --------     --------     --------     --------
PER SHARE INFORMATION*
Income before cumulative
    effect of a change in
    accounting principle                  $   1.42     $   1.27     $   1.21     $   1.06     $   1.05
Cumulative effect of a
    change in accounting
    principle                                    -            -            -            -         0.08
                                          --------     --------     --------     --------     --------
Basic earnings per share                  $   1.42     $   1.27     $   1.21     $   1.06     $   1.13
                                          --------     --------     --------     --------     --------
                                          --------     --------     --------     --------     --------
Diluted earnings per share                $   1.41     $   1.26     $   1.20     $   1.06     $   1.13
                                          --------     --------     --------     --------     --------
                                          --------     --------     --------     --------     --------
Dividends                                 $   0.36     $   0.28     $   0.24     $   0.19     $   0.17
                                          --------     --------     --------     --------     --------
                                          --------     --------     --------     --------     --------

*Restated to reflect a two-for-one stock split in 1997.

BALANCE SHEET SUMMARY -- END OF YEAR
Total assets                              $838,971     $724,409     $539,761     $496,289     $462,483
Total deposits                             650,718      600,970      453,771      413,741      383,600
Long term debt                              73,750       14,000        3,000        3,000        3,450
Total stockholders' equity                  65,317       58,198       54,094       43,456       44,308
Allowance for loan losses                    8,360        7,274        5,176        5,140        4,705

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1997 and 1996
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 1997         1996
                                                                               --------     --------
ASSETS
Cash and due from banks                                                        $ 35,914     $ 42,455
Federal funds sold                                                                7,080        2,613
                                                                               --------     --------
       Cash and cash equivalents                                                 42,994       45,068
Securities available for sale                                                   204,761      194,780
Loans held for sale                                                               2,833        4,149
Loans                                                                           565,348      456,802
Allowance for loan losses                                                        (8,360)      (7,274)
                                                                               --------     --------
       Loans, net                                                               556,988      449,528
Premises and equipment, net                                                      11,295       12,100
Other real estate owned                                                             178          333
Mortgage servicing rights, net                                                    1,674        1,438
Goodwill, net                                                                     6,773        6,977
Core deposit intangible assets, net                                               2,055        2,452
Accrued interest and other assets                                                 9,420        7,584
                                                                               --------     --------
       Total assets                                                            $838,971     $724,409
                                                                               --------     --------
                                                                               --------     --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest-bearing                                                        $118,187     $112,203
    Interest-bearing                                                            532,531      488,767
                                                                               --------     --------
       Total deposits                                                           650,718      600,970
Federal funds purchased and overnight borrowings                                 23,100       25,200
Securities sold under repurchase agreements                                      21,754       19,325
Federal Home Loan Bank term advances                                             59,750            -
Notes payable                                                                    14,000       14,000
Accrued interest and other liabilities                                            4,332        6,716
                                                                               --------     --------
       Total liabilities                                                        773,654      666,211
                                                                               --------     --------
STOCKHOLDERS' EQUITY
Preferred stock: $1 par; authorized 500,000; none issued                              -            -
Common stock: $1 par; authorized 6,000,000; issued 5,213,380 and 2,606,690        5,213        2,607
Surplus                                                                          16,028       18,468
Retained earnings                                                                42,544       36,962
Unrealized gain on securities available for sale, net                             1,653          317
Treasury stock, at cost, 51,782 and 28,607                                         (121)        (156)
                                                                               --------     --------
       Total stockholders' equity                                                65,317       58,198
                                                                               --------     --------
       Total liabilities and stockholders' equity                              $838,971     $724,409
                                                                               --------     --------
                                                                               --------     --------

See accompanying notes to consolidated financial statements.

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                        Consolidated Statements of Income
                  Years Ended December 31, 1997, 1996, and 1995
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             1997        1996        1995
                                                           -------     -------     -------
INTEREST INCOME
Loans, including fees                                      $45,052     $36,924     $28,046
Loans held for sale                                            141         245         161
Securities:
    Taxable                                                  9,177      10,119       8,122
    Tax-exempt                                               2,895       2,757       2,814
Federal funds sold                                             254         415         732
                                                           -------     -------     -------
       Total interest income                                57,519      50,460      39,875
                                                           -------     -------     -------
INTEREST EXPENSE
Deposits                                                    24,082      21,912      16,500
Federal funds purchased and overnight borrowings             1,360         466         107
Securities sold under repurchase agreements                  1,224       1,307       1,662
Federal Home Loan Bank term advances                           924          23         147
Notes payable                                                  969         430           7
                                                           -------     -------     -------
       Total interest expense                               28,559      24,138      18,423
                                                           -------     -------     -------
    Net interest income                                     28,960      26,322      21,452
Provision for loan losses                                    2,636       2,014       1,783
                                                           -------     -------     -------
    Net interest income after provision for loan losses     26,324      24,308      19,669
                                                           -------     -------     -------
NONINTEREST INCOME
Trust income                                                 2,315       2,028       1,925
Mortgage banking income                                      2,358       2,202       1,267
Service charges and fees                                     4,235       3,796       2,713
Securities gains (losses), net                                (380)        196         133
Other income                                                 1,132       1,319         880
                                                           -------     -------     -------
       Total noninterest income                              9,660       9,541       6,918
                                                           -------     -------     -------
NONINTEREST EXPENSES
Salaries and employee benefits                              13,598      12,924       9,893
Occupancy expenses, net                                      1,907       1,612       1,030
Furniture and equipment expenses                             1,838       1,650       1,238
Amortization of goodwill                                       367         385           -
Amortization of core deposit intangible assets                 397         405         101
Building contribution                                          850           -           -
Other expenses                                               8,797       7,889       5,627
                                                           -------     -------     -------
       Total noninterest expenses                           27,754      24,865      17,889
                                                           -------     -------     -------
Income before income taxes                                   8,230       8,984       8,698
Provision for income taxes                                     889       2,456       2,502
                                                           -------     -------     -------
       Net income                                          $ 7,341     $ 6,528     $ 6,196
                                                           -------     -------     -------
                                                           -------     -------     -------
Basic earnings per share                                   $  1.42     $  1.27     $  1.21
Diluted earnings per share                                 $  1.41     $  1.26     $  1.20

See accompanying notes to consolidated financial statements.

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years Ended December 31, 1997, 1996, and 1995
                                 (IN THOUSANDS)

                                                             1997          1996         1995
                                                           ---------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $   7,341     $  6,528     $  6,196
Adjustments to reconcile net income to net cash
    from operating activities:
       Depreciation                                            1,798        1,620        1,236
       Amortization of mortgage servicing rights                 397          295          123
       Provision for loan losses                               2,636        2,014        1,783
       Net change in mortgage loans held for sale              1,789          604       (1,966)
       Net gains on sales of loans                            (1,106)        (981)        (341)
       Provision for deferred taxes                           (2,053)        (668)         (72)
       Change in net income taxes payable                       (705)        (572)        (415)
       Change in accrued interest and other assets            (1,999)        (531)      (1,031)
       Change in accrued interest and other liabilities         (366)         601        2,578
       Premium amortization and discount accretion
           on securities                                          69          402          696
       Securities gains (losses), net                            380         (196)        (133)
       Amortization of goodwill                                  367          385            -
       Amortization of core deposit intangible assets            397          405          101
       Building contribution                                     850            -            -
                                                           ---------     --------     --------
    Net cash from operating activities                         9,795        9,906        8,755
                                                           ---------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from matured securities available for sale           35,833       59,136       36,681
Proceeds from sales of securities available for sale          31,957       32,395       23,804
Purchases of securities available for sale                   (76,144)     (74,282)     (75,481)
Purchases of securities held to maturity                           -            -       (1,209)
Net principal disbursed on loans                            (110,277)     (79,331)     (20,589)
Proceeds from sales of other real estate                         336          360          268
Acquisition of Valley Banc Services Corp.,
    net of cash and cash equivalents acquired                      -      (13,459)           -
Proceeds from sale of net assets held for sale                     -        8,668            -
Property and equipment expenditures                           (1,843)      (2,678)      (1,403)
                                                           ---------     --------     --------
    Net cash from investing activities                      (120,138)     (69,191)     (37,929)
                                                           ---------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits                                        49,748       49,310       40,030
Net change in short-term borrowings                              329       20,666      (10,573)
Federal Home Loan Bank term advances                          59,750            -            -
Payments on notes payable                                          -       (6,550)           -
Proceeds from notes payable                                        -       14,000            -
Dividends paid, net of dividend reinvestments                 (1,558)      (1,239)      (1,039)
                                                           ---------     --------     --------
    Net cash from financing activities                       108,269       76,187       28,418
                                                           ---------     --------     --------
    Net change in cash and cash equivalents                   (2,074)      16,902         (756)
    Cash and cash equivalents at beginning of year            45,068       28,166       28,922
                                                           ---------     --------     --------
    Cash and cash equivalents at end of year               $  42,994     $ 45,068     $ 28,166
                                                           ---------     --------     --------
                                                           ---------     --------     --------

See accompanying notes to consolidated financial statements.

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years Ended December 31, 1997, 1996, and 1995
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               Unrealized
                                                                                  Gain
                                                                               (Loss) on
                                                                               Securities            Total
                                                                               Available             Stock-
                                                 Common             Retained   For Sale,  Treasury   holders'
                                                 Stock    Surplus   Earnings     Net      Stock      Equity
                                                 ------   -------   --------   ---------  --------   -------
Balance at December 31, 1994                     $2,607   $18,232   $26,915    $(4,083)   $(215)     $43,456
Net income                                            -         -     6,196          -        -        6,196
Cash dividends declared, $.24 per share               -         -    (1,234)         -        -       (1,234)
Issuance of 5,721 shares of treasury
    common stock in connection with
    dividend reinvestment plan                        -       112         -          -       31          143
Net change in unrealized gain (loss) due
    to transfer of securities from held to
    maturity to available for sale                    -         -         -        964        -          964
Net change in unrealized gain (loss)
    on securities available for sale                  -         -         -      4,569        -        4,569
                                                 ------   -------   -------    -------    -----      -------
Balance at December 31, 1995                      2,607    18,344    31,877      1,450     (184)      54,094
Net income                                            -         -     6,528          -        -        6,528
Cash dividends declared, $.28 per share               -         -    (1,443)         -        -       (1,443)
Issuance of 5,080 shares of treasury
    common stock in connection with
    dividend reinvestment plan                        -       124         -          -       28          152
Net change in unrealized gain (loss)
    on securities available for sale                  -         -         -     (1,133)       -       (1,133)
                                                 ------   -------   -------    -------    -----      -------
Balance at December 31, 1996                      2,607    18,468    36,962        317     (156)      58,198
Net income                                            -         -     7,341          -        -        7,341
Cash dividends declared, $.36 per share               -         -    (1,759)         -        -       (1,759)
Issuance of 6,370 shares of treasury
    common stock in connection with
    dividend reinvestment plan                        -       166         -          -       35          201
Two-for-one stock split at par value
    (Additional shares issued of
    2,606,690 including 24,673 of
    treasury shares)                              2,606    (2,606)        -          -        -            -
Net change in unrealized gain (loss)
    on securities available for sale                  -         -         -      1,336        -        1,336
                                                 ------   -------   -------    -------    -----      -------
Balance at December 31, 1997                     $5,213   $16,028   $42,544    $ 1,653    $(121)     $65,317
                                                 ------   -------   -------    -------    -----      -------
                                                 ------   -------   -------    -------    -----      -------

See accompanying notes to consolidated financial statements.

                             MERCHANTS BANCORP, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                        December 31, 1997, 1996, and 1995
         (DOLLAR AMOUNTS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements of Merchants Bancorp, Inc. ("Company") include the accounts of the Company and its wholly owned subsidiaries, The Merchants National Bank of Aurora ("Merchants Bank") and, since January 3, 1996, (see Note 19), Valley Banc Services Corp. ("Valley"), and Valley's wholly owned subsidiaries Hinckley State Bank and Fox Valley Bank. Merchants Bank, Hinckley State Bank, and Fox Valley Bank are collectively referred to herein as the "Banks." Significant intercompany transactions have been eliminated.

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

ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in stockholders' equity, net of tax. Realized gains and losses are determined based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary. Interest income includes amortization of purchase premium or discount. Other securities such as Federal Home Loan Bank stock are carried at cost. A transfer of securities to available for sale was made in 1995, as permitted by the Statement of Financial Accounting Standards ("SFAS") No. 115 implementation guide released in 1995.

LOANS HELD FOR SALE, LOANS AND LOAN INCOME: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

The accrual of interest income is discontinued on a loan when principal or interest is ninety days or more past due, unless the loan is well secured and in the process of collection. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation which is computed on the straight-line method over the estimated useful lives of the assets.

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

MORTGAGE SERVICING RIGHTS: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at year-end 1997 or 1996.

GOODWILL AND CORE DEPOSIT INTANGIBLE ASSETS: Goodwill is the excess of purchase price over identified net assets in the acquisition of Valley. The goodwill is being amortized on the straight line basis over 20 years. The core deposit intangibles recorded in conjunction with the acquisition of Valley are being amortized using an accelerated method over 10 years. The core deposit intangible recorded in conjunction with the acquisition of First American Bank of Aurora in 1984, which was subsequently merged into Merchants Bank in 1990, is being amortized on the straight-line basis over 15 years.

LONG-TERM ASSETS: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

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

STOCK OPTIONS: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date. Pro-forma disclosures show the effect on income and earnings per share had the options' fair value been recorded using an option pricing model. The pro-forma effect is expected to increase in the future.

COMMON STOCK SPLIT: The board of directors declared a two-for-one stock split on the Company's common stock effective on September 30, 1997. Par value remained unchanged at $1. The effect of the stock split has been reflected since September 30, 1997, in the consolidated balance sheet and statement of stockholders' equity. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

EARNINGS PER SHARE: Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share further assumes issue of any potentially dilutive common shares. The accounting standard for computing earnings per share was revised for 1997, and all earnings per share previously reported are restated to follow the new standard. Earnings per share are restated for all stock splits.

STATEMENT OF CASH FLOWS: For purposes of the statement of cash flows, the Company considers cash and due from banks and Federal funds sold to be cash and cash equivalents. Generally, Federal funds are sold for one-day periods. The Company reports net cash flows for short term investments and customer loan, deposit and repurchase agreement transactions. Net cash flows are also reported for Federal funds purchased and overnight funds. Inflows and outflows are reported separately for Federal Home Loan Bank ("FHLB") term advances.

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

FUTURE ACCOUNTING CHANGES: New accounting standards have been issued which will require future reporting of comprehensive income (net income plus changes in holding gains and losses on available for sale securities) and may require redetermination of industry segment financial information.

NOTE 2: SECURITIES

Year-end securities available for sale were as follows:

                                                            Gross         Gross
                                             Amortized    Unrealized    Unrealized    Fair
                                               Cost         Gains         Losses      Value
                                             ---------    ----------    ----------   --------
1997:
    U.S. Treasury                            $ 14,063       $   48       $   (19)    $ 14,092
    U.S. Government agencies                   85,973          405          (124)      86,254
    U.S. Government agency
       mortgage-backed securities              25,886          281           (75)      26,092
    States and political subdivisions          60,840        2,176           (35)      62,981
    Collateralized mortgage obligations         8,319           45           (54)       8,310
    Other securities                            7,172            -          (140)       7,032
                                             --------       ------       -------     --------
                                             $202,253       $2,955       $  (447)    $204,761
                                             --------       ------       -------     --------
                                             --------       ------       -------     --------
1996:
    U.S. Treasury                            $ 17,685       $   28       $   (73)    $ 17,640
    U.S. Government agencies                   76,998          396          (414)      76,980
    U.S. Government agency
       mortgage-backed securities              34,148          134          (260)      34,022
    States and political subdivisions          53,864        1,419          (456)      54,827
    Collateralized mortgage obligations         8,878            -          (158)       8,720
    Other securities                            2,778            -          (187)       2,591
                                             --------       ------       -------     --------
                                             $194,351       $1,977       $(1,548)    $194,780
                                             --------       ------       -------     --------
                                             --------       ------       -------     --------

Mortgage-backed securities are comprised of investments in pools of residential mortgages. The mortgage pools are issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA") or the Federal National Mortgage Association ("FNMA"). Collateralized mortgage obligations are secured by FHLMC, GNMA, or FNMA certificates. Other securities consist of FHLB stock and Federal Reserve Bank stock.

As of December 31, 1997, and 1996, the Company held structured notes carried at fair values of $2,247,000 and $4,236,000. The amortized cost of these securities was $2,250,000 and $4,250,000 as of December 31, 1997, and 1996. These
securities were issued by the FHLB and FNMA.

Contractual maturities of debt securities at December 31, 1997, were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations and equity securities, are shown separately.

                                                                           Amortized    Fair
                                                                             Cost       Value
                                                                           --------   --------
    Due in one year or less                                                $ 18,824   $ 18,877
    Due after one year through five years                                    53,473     54,134
    Due after five years through ten years                                   78,610     80,076
    Due after ten years                                                       9,969     10,240
                                                                           --------   --------
                                                                            160,876    163,327

    Mortgage-backed securities and collateralized mortgage obligations       34,205     34,402
    Other securities                                                          7,172      7,032
                                                                           --------   --------
                                                                           $202,253   $204,761
                                                                           --------   --------
                                                                           --------   --------

Sales of securities available for sale were as follows:

                                                1997       1996      1995
                                              -------    -------   -------
    Proceeds of sales                         $31,957    $32,395   $23,804
    Gross realized gains                           88        385       219
    Gross realized losses                         468        189        86

The 1997, gross losses of $468,000 shown in the table above includes $168,000 related to the write-off of a municipal security which is of doubtful collectibility. There were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issue except for U.S. Treasury securities and obligations of U.S. Government agencies and corporations. Although at December 31, 1997, the Company held securities issued by municipalities within the states of Illinois and Wisconsin which in the aggregate exceeded 10% of stockholders' equity, none of the holdings from individual municipal issuers exceeded this threshold.

Securities with a carrying amount of approximately $144,325,000 and $125,269,000 at December 31, 1997, and 1996, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law. Amounts owed to brokers for securities purchased in December and settled in the following January, are included in accrued interest and other liabilities. These amounts were $442,000 and $305,000 as of December 31, 1997, and 1996.

NOTE 3: LOANS

Major classifications of loans were as follows:

                                             1997       1996
                                           --------   --------
Commercial and industrial                  $168,899   $161,847

Real estate - commercial                     95,755     75,449

Real estate - construction                   69,901     54,513

Real estate - residential                   122,732     85,107

Installment                                 100,869     73,918

Credit card receivables                       8,100      6,697

Other loans                                     813      1,188
                                           --------   --------
                                            567,069    458,719

Unearned discount                            (1,324)    (1,535)

Deferred loan fees                             (397)      (382)
                                           --------   --------
                                           $565,348   $456,802
                                           --------   --------
                                           --------   --------

Loans on which accrual of interest has been discontinued or reduced amounted to approximately $4,623,000 and $2,970,000 at December 31, 1997, and 1996. Interest income recorded on these loans amounted to approximately $225,000, $101,000, and $83,000 in 1997, 1996, and 1995. Interest income which would have been recognized had these loans been on an accrual basis throughout the year was approximately $356,000, $335,000, and $167,000 in 1997, 1996, and 1995.

Impaired loans were as follows:

                                                                    1997      1996     1995
                                                                   ------    ------   ------
Year-end loans with no allowance for loan losses allocated         $2,234    $  523   $    -
Year-end loans with allowance for loan losses allocated             1,325       905      921
Amount of the allowance allocated                                     473       363      631

Average of impaired loans during the year                           2,705     1,480    2,378
Interest income recognized during impairment                          277       191      305
Cash-basis interest income recognized                                 174        89      302

NOTE 4: ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                          1997       1996      1995
                                                         -------    -------   -------
Balance at beginning of year                             $ 7,274    $ 5,176   $ 5,140
Increase due to the acquisition of Valley                      -        798         -
Provision charged to operations                            2,636      2,014     1,783
Charge-offs                                               (2,122)    (2,241)   (2,513)
Recoveries                                                   572      1,527       766
                                                         -------    -------   -------
Balance at end of year                                   $ 8,360    $ 7,274   $ 5,176
                                                         -------    -------   -------
                                                         -------    -------   -------

NOTE 5: MORTGAGE BANKING

Mortgage loans serviced for others are not reported as assets. The unpaid principal balances of these loans and related escrow deposit balances are summarized as follows as of December 31:

                                                         1997       1996
                                                       --------   --------
Mortgage loan portfolios serviced for:
    Federal Home Loan Mortgage Corporation             $190,516   $168,610
    Federal National Mortgage Association                80,061     81,927
    Other investors                                       4,915      4,232
                                                       --------   --------
                                                       $275,492   $254,769
                                                       --------   --------
                                                       --------   --------
Related escrow deposit balances                        $  3,196   $  2,744
                                                       --------   --------
                                                       --------   --------

Following is a summary of the changes in the unamortized cost of purchased and originated mortgage servicing rights. The effect of adopting SFAS 122 in 1996, is also reflected in the following table:

                                                       1997      1996     1995
                                                      ------    ------   ------
Balance at beginning of year                          $1,438    $1,165   $  412
Origination of mortgage servicing rights                 633       568        -
Purchase price of mortgage servicing rights                -         -      876
Amortization                                            (397)     (295)    (123)
                                                      ------    ------   ------
Balance at end of year                                $1,674    $1,438   $1,165
                                                      ------    ------   ------
                                                      ------    ------   ------

The Company sells most fixed rate residential real estate loans it originates and funds with servicing retained by the Company. Selected information related to loans sold follows:

                                                            1997     1996   1995
                                                           ------    ----   ----
Interest on loans held for sale                            $  141    $245   $161
Net gains on sales of loans                                 1,106     981    341
Loan servicing income                                         845     785    559
Amortization of purchased mortgage servicing rights           397     295    123

NOTE 6: PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                       1997       1996
                                     --------   --------
Land                                 $  1,194   $  1,531
Premises                               10,690     13,152
Furniture and equipment                 9,558      8,892
                                     --------   --------
                                       21,442     23,575
Accumulated depreciation              (10,147)   (11,475)
                                     --------   --------
                                     $ 11,295   $ 12,100
                                     --------   --------
                                     --------   --------

Depreciation expense amounted to approximately $1,798,000, $1,620,000, and $1,236,000 for years ended December 31, 1997, 1996, and 1995. During 1997,
Merchants Bank contributed its building in downtown Aurora, Illinois, to a charitable organization. At the time of the donation, the building was carried at a net depreciated amount of $850,000.

NOTE 7: DEPOSITS

At year-end 1997, stated maturities of time deposits were:

    1998                                    $207,516
    1999                                      49,776
    2000                                      33,393
    2001                                      11,222
    2002                                      12,179
                                            --------
       Total                                $314,086
                                            --------
                                            --------

NOTE 8: BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan deposits are financing arrangements. Securities sold under repurchase agreements with the State of Illinois are held by the State of Illinois. Physical control is maintained for all other securities sold under repurchase agreements.

At December 31, 1997, securities sold under agreements to repurchase with the State of Illinois totaled $7.2 million, including accrued interest payable, are collateralized by securities with a carrying value of $10 million, and have a weighted maturity average of less than one month. There were no other securities sold under agreements to repurchase with an individual counterparty which exceeded 10% of stockholders' equity at December 31, 1997.

Advances from the FHLB at December 31, 1997, consisted of $7.5 million in overnight funds, included in Federal funds purchased and overnight borrowings, and term advances of $59,750,000. The Company has pledged first mortgage loans on residential property in an amount equal to at least 167% of the outstanding advances. Maturities and fixed interest rates on FHLB term advances at December 31, 1997, were as follows:

                                                      Amount      Interest Rate
                                                      -------     -------------
    1998                                              $17,500         5.75%
    1999                                               12,500         5.97
    2000                                               12,500         6.02
    2001                                                4,750         6.21
    2002                                               12,500         5.86
                                                      -------         ----
       Total and weighted average interest rate       $59,750         5.91%
                                                      -------         ----
                                                      -------         ----

Notes payable at December 31, 1997, consisted of two notes of $7 million each, the proceeds of which were used to finance the acquisition of Valley. One of the notes is a revolving note which bears interest at the prevailing Federal funds rate or 1% above LIBOR, at the quarterly election of the Company. This variable rate was 6.77% at December 31, 1997. A fixed rate note bears interest at a rate of 7.03%. At year-end 1997, scheduled principal reductions on notes payable were:

    1998                                              $   875
    1999                                                  875
    2000                                                  875
    2001                                                  875
    2002                                                  875
    Thereafter                                          9,625
                                                      -------
       Total                                          $14,000
                                                      -------
                                                      -------

NOTE 9: INCOME TAXES

A summary of Federal and state income taxes on operations is as follows:

                                Year ended December 31,
                              --------------------------
                                1997      1996     1995
                              -------    ------   ------
Federal:
    Current                   $ 2,416    $2,672   $2,179
    Deferred                   (1,720)     (544)     (47)

State:
    Current                       526       452      395
    Deferred                     (333)     (124)     (25)
                              -------    ------   ------
                              $   889    $2,456   $2,502
                              -------    ------   ------
                              -------    ------   ------

In addition to the preceding taxes on operations, taxes allocated for net unrealized gains (losses) on securities available for sale were $743,000, ($635,000), and $2,851,000 in 1997, 1996, and 1995. These amounts include the tax effect of transfers into securities available for sale in 1995.

As noted previously, during 1997, Merchants Bank donated its former main office building with a carrying value of $850,000 to a charitable organization. The building was appraised at $4,130,000 during 1997. The Company recorded a tax benefit of $1,504,000 during 1997, related to the charitable contribution tax credits generated as a result of the contribution, which the Company projects will all be utilized. At December 31, 1997, the Company had $3,205,000 of charitable contribution carryforwards, which expire in 2002.

The following are the components of the deferred tax assets and liabilities at December 31, 1997, and 1996. Net deferred taxes are included in accrued interest and other liabilities.

                                                             1997      1996
                                                           -------   -------
Gross deferred tax liabilities:
    Depreciation                                           $  (339)  $  (349)
    Unrealized gain on securities available for sale          (855)     (112)
    Discount accretion                                        (232)     (195)
    Intangible assets                                         (840)     (996)
    Mortgage servicing rights                                 (378)     (202)
    Other liabilities                                         (253)     (485)
                                                           -------   -------
       Gross deferred tax liabilities                       (2,897)   (2,339)
                                                           -------   -------
Gross deferred tax assets:
    Allowance for loan losses                                2,742     1,975
    Deferred loan fees                                          28        54
    Charitable contribution carryover                        1,232         -
    Other assets                                                30       135
                                                           -------   -------
       Gross deferred tax assets                             4,032     2,164
                                                           -------   -------
       Net deferred tax asset (liability)                    1,135      (175)
       Valuation allowance for deferred tax assets               -         -
                                                           -------   -------
       Net deferred tax asset (liability)                  $ 1,135   $  (175)
                                                           -------   -------
                                                           -------   -------

A reconciliation of the statutory Federal income tax rate of 34% to the income tax provision included in the consolidated statements of income is as follows:

                                                    1997      1996     1995
                                                  -------    ------   ------
Tax at statutory Federal income tax rate          $ 2,798    $3,055   $2,957
Nontaxable interest income,
    net of disallowed interest deduction             (947)     (901)    (856)
Tax benefit of building donation                   (1,031)        -        -
State income taxes, net of Federal benefit            119       216      244
Other, net                                            (50)       86      157
                                                  -------    ------   ------
                                                  $   889    $2,456   $2,502
                                                  -------    ------   ------
                                                  -------    ------   ------


NOTE 10: BENEFIT PLANS

Prior to 1997, the Company maintained a noncontributory pension plan covering substantially all full-time employees of the Company and Merchants Bank who had completed age and service requirements. On January 5, 1996, all pension plan benefits were frozen, with the intent of considering alternative methods of providing retirement benefits to employees. In December, 1996, the Company approved terminating the pension plan. During 1997, plan participants were given the option to receive their vested benefits under the plan in the form of lump sums, annuities, or rollovers to either the Company's Employee Contributory Thrift Plan (the "Thrift Plan") or to an individual retirement account. In addition, 25% of the excess assets remaining in the plan after the vested benefits were paid were transferred to the Thrift Plan, a "qualified benefit plan," as allowed in the Internal Revenue Code of 1986. As of December 31, 1997, all vested benefit obligations had been settled and the transfer to the Thrift Plan had been completed.

As a result of the termination and amendment of the plan, at December 31, 1997, the Company has recorded a receivable and income of approximately $214,000 and accrued an excise tax liability of approximately $43,000, which were received and paid in January, 1998. No pension cost was recorded in 1997. The total pension expense (income) under the pension plan approximated ($181,000) and $28,000 for the years ended December 31, 1996, and 1995, and was composed of the following components:

                                                            1996    1995
                                                           -----   -----
Service cost - benefits earned during the year             $   -   $ 134
Interest cost on projected benefit obligation                262     288
Actual return on plan assets                                (916)   (801)
Net amortization and deferral                                473     407
                                                           -----   -----
                                                           $(181)  $  28
                                                           -----   -----
                                                           -----   -----

The following table sets forth the pension plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1996:

Vested benefit obligation                                              $4,704
                                                                       ------
                                                                       ------
Accumulated benefit obligation                                         $4,704
                                                                       ------
                                                                       ------
Projected benefit obligation                                           $4,704
Plan assets at fair value                                               4,832
                                                                       ------
    Plan assets greater than projected benefit obligation                 128
Unrecognized net asset                                                    (38)
Unrecognized net loss                                                     629
Unrecognized prior service cost                                          (185)
                                                                       ------
    Net pension asset recorded in the balance sheet                    $  534
                                                                       ------
                                                                       ------


Plan assets consisted primarily of common stocks and corporate bonds and included approximately $681,000 of the Company's common stock at December 31, 1996. Other selected information as of December 31, 1996, related to the pension plan is summarized as follows:

Discount rate: Retirees                                                            6.75%
Discount rate: Participants who will retire on or before December 31, 1999         6.75
Discount rate: All other participants                                              6.48
Expected long-term rate of return on plan assets                                   10.00

The Thrift Plan covers employees who work a minimum of 1,000 hours per year and have been with the Company at least one year. Vesting in Company contributions to the Thrift Plan is scheduled over seven years from the date of employment. Hinckley State Bank and Fox Valley Bank employees were given full credit for past employment service. The Company contributes an amount determined by the Board of Directors to all eligible participants. This amount was increased starting in 1996 in order to mitigate the impact of the termination of the pension plan (discussed above). In addition, for each dollar the participant deposits up to 6% of annual salary, the Company will contribute an additional fifty cents. Total contributions under the Thrift Plan amounted to approximately $665,000, $581,000, and $259,000 for the years ended December 31, 1997, 1996, and 1995.

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company and its subsidiaries are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liability, if any, resulting from these actions will not have a material adverse effect on the Company's consolidated financial position, liquidity, or results of operations.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments and guarantees written have off-balance-sheet risk because only origination fees and accruals for probable losses are recognized in the statement of financial position until the commitments are fulfilled or the guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counter-parties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that collateral or other security is of no value.

The Company has entered into agreements to sell mortgage loans to the FHLMC. The amounts remaining with FHLMC, under these agreements, at December 31, 1997, and 1996 were $19,623,000 and $9,289,000.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet investments. At December 31, 1997, and 1996, the contract amounts of such commitments and conditional obligations were as follows:

                                           1997       1996
                                         --------   -------
Commitments to extend credit
    Fixed rate                           $ 33,807   $40,862
    Variable rate                         115,501    89,083
Standby letters of credit                  24,682    26,466

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

The Banks maintained reserves in accordance with Federal Reserve requirements of approximately $800,000 and $12,321,000 at December 31, 1997, and 1996.

The Company leases office space in two locations. One location has annual base rent of $65,000 in 1998, $59,000 in 1999, $62,000 in 2000, and indexed thereafter to the Consumer Price Index through the year 2013. The other location is leased at a market rate from a company in which a director of the Company has an ownership interest. Obligations under this lease are as follows:

    1998                                         $  205
    1999                                            209
    2000                                            214
    2001                                            218
    2002                                            222
    Thereafter                                      310
                                                 ------
       Total                                     $1,378
                                                 ------
                                                 ------


NOTE 12: RELATED PARTY TRANSACTIONS

A summary of loans made by the Banks in the ordinary course of business to or for the benefit of directors, executive officers, or principal holders of equity securities of the Company is as follows for the year ended December 31, 1997:

    Balance at beginning of year                              $ 15,023
    New loans                                                   34,751
    Repayments                                                 (28,794)
                                                              --------
    Balance at end of year                                    $ 20,980
                                                              --------
                                                              --------

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures to the consolidated statements of cash flows are as follows:

                                                                        1997        1996      1995
                                                                      -------    --------   -------
Income taxes paid                                                     $ 3,593    $  3,562   $ 1,552
Interest paid                                                          27,969      23,821    17,952
Noncash transfers from loans to other real estate owned                   181         106        88
Noncash transfer of securities held to maturity to securities
    available for sale, at fair value                                       -           -    41,125
Purchase of Valley Banc Services Corp.:
       Fair value of assets acquired                                        -    $129,126         -
       Debt assumed                                                         -      (3,550)        -
       Purchase price                                                       -     (21,339)        -
                                                                                 --------
       Liabilities assumed                                                  -    $104,237         -
                                                                                 --------
                                                                                 --------

NOTE 14: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits and repurchase agreements is based on the rates paid at year end for new deposits or borrowings, applied until maturity. Estimated fair value of the fixed rate note payable and term advances of the FHLB of Chicago are estimated using the current rates for advances of similar remaining maturities. Estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

The carrying values and fair values of the Company's financial instruments as of December 31 are as follows:

                                                           1997                      1996
                                                   ---------------------    ---------------------
                                                   Carrying      Fair       Carrying      Fair
                                                     Value       Value        Value       Value
                                                   ---------   ---------    ---------   ---------
Financial assets:
    Cash and due from banks                        $  35,914   $  35,914    $  42,455   $  42,455
    Federal funds sold                                 7,080       7,080        2,613       2,613
    Securities available for sale                    204,761     204,761      194,780     194,780
    Loans held for sale                                2,833       2,833        4,149       4,149
    Loans, net                                       556,988     562,647      449,528     452,049
    Accrued interest receivable                        5,260       5,260        4,975       4,975

Financial liabilities:
    Deposits                                       $(650,718)  $(650,968)   $(600,970)  $(600,888)
    Federal funds purchased and securities
       sold under repurchase agreements              (44,854)    (44,854)     (44,525)    (44,525)
    Notes payable                                    (14,000)    (14,000)     (14,000)    (14,000)
    Accrued interest payable                          (2,610)     (2,610)      (2,020)     (2,020)
    Due to broker                                       (442)       (442)        (305)       (305)
    FHLB term advances                               (59,750)    (59,418)           -           -

NOTE 15: CAPITAL MATTERS

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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

As of the Company's and the Banks' most recent regulatory notifications, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories.

Capital levels and minimum required levels:

                                                                       Minimum Required     Minimum Required
                                                                          for Capital           to be Well
                                                       Actual          Adequacy Purposes       Capitalized
                                                 -----------------    ------------------    -----------------
                                                 Amount      Ratio    Amount       Ratio    Amount      Ratio
                                                 -------     -----    -------      -----    -------     -----
1997:
Total capital to risk weighted assets
    Consolidated                                 $63,285     10.42%   $48,594      8.00%    $60,743     10.00%
    Merchants Bank                                56,965     10.89     41,842      8.00      52,303     10.00
Tier 1 capital to risk weighted assets
    Consolidated                                  55,583      9.15     24,297      4.00      36,446      6.00
    Merchants Bank                                50,415      9.64     20,921      4.00      31,382      6.00
Tier 1 capital to average assets
    Consolidated                                  55,583      6.91     32,166      4.00      40,207      5.00
    Merchants Bank                                50,415      7.44     27,097      4.00      33,871      5.00

1996:
Total capital to risk weighted assets
    Consolidated                                 $54,487     10.26%   $42,477      8.00%    $53,097     10.00%
    Merchants Bank                                51,000     11.61     35,148      8.00      43,935     10.00
Tier 1 capital to risk weighted assets
    Consolidated                                  47,872      9.02     21,239      4.00      31,858      6.00
    Merchants Bank                                45,494     10.35     17,574      4.00      26,361      6.00
Tier 1 capital to average assets
    Consolidated                                  47,872      6.90     27,768      4.00      34,709      5.00
    Merchants Bank                                45,494      7.82     23,262      4.00      29,078      5.00

Dividends from the Banks are the Company's primary source of funds. National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by the Banks without prior regulatory approval. At January 1, 1998, approximately $11,724,000 was available for the payment of dividends by the Banks to the Company.

NOTE 16: STOCKHOLDER RIGHTS PLAN

Pursuant to a plan adopted by the Company in January, 1989, each share of the Company's common stock carries one-sixth of a right (referred to as a "Right") to purchase one hundredth of a share of Series A Preferred Stock, $1.00 par value ("Preferred Stock"), at a price of $125.00 (subject to adjustment). The Rights are tradeable only with the Company's common stock until they become exercisable. The Rights become exercisable ten business days after the earlier of the date a person acquires or commences a tender offer to acquire 15% or more of the Company's common stock. The Rights are subject to redemption by the Company at a price of $0.01 per Right, subject to certain limitations, and will expire on January 13, 1999. The Preferred Stock Right carries preferential dividend and liquidation rights and certain voting and other rights.

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

NOTE 17: STOCK OPTIONS

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

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company. As of December 31, 1997, there were no nonqualified stock options, stock appreciation rights, or restricted stock issued under the Incentive Plan.

SFAS 123, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. There was no compensation expense recorded for stock options in 1997, 1996, and 1995. The following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock option plans:

                                          1997      1996     1995
                                         ------    ------   ------
Net income                               $7,081    $6,493   $6,170
Basic earnings per share                   1.37      1.26     1.20
Diluted earnings per share                 1.36      1.26     1.20

Stock option plans are used to reward employees and provide them with an additional equity interest. Options are issued for 10 year periods, with vesting occurring over the first three years. Weighted-average grant date fair values of options granted in 1997, 1996, and 1995 were $10.61, $1.47, and $1.13. Shares authorized for future grants were 97,710 at year-end 1997. Information about option grants follows:

                                                     Number of     Weighted-Average
                                                      Options       Exercise Price
                                                     ---------     ----------------
Outstanding, December 31, 1994                         36,746           $12.31
Granted                                                37,158            12.37
                                                      -------           ------
Outstanding, December 31, 1995                         73,904            12.34
Granted                                                38,476            15.50
                                                      -------           ------
Outstanding, December 31, 1996                        112,380            13.42
Granted                                                39,910            18.25
                                                      -------           ------
Outstanding, December 31, 1997                        152,290           $14.69
                                                      -------           ------
                                                      -------           ------

Options exercisable at year-end are as follows:

                               Number of     Weighted-Average
                                Options       Exercise Price
                               ---------     ----------------
1995                             36,892           $12.33
1996                             74,352            12.88
1997                            112,872            13.76

All options granted are at market price. The fair value of options granted during 1997, 1996, and 1995, is estimated using the following weighted-average information: risk-free interest rate of 5.50%, 6.54%, and 5.78%, expected life of 10 years, expected volatility of stock price of 17.28%, 1.65%, and 1.68%, and expected dividends of 1.75%, 1.75%, and 1.68% per year. The weighted-average remaining life of the stock options was 7.9 years and 8.4 years at December 31, 1997, and 1996.

NOTE 18: EARNINGS PER SHARE

The following table presents a reconciliation of the components used to compute basic and diluted earnings per share for the years ended December 31:

                                                               1997         1996         1995
                                                            ----------   ----------   ----------
Basic Earnings Per Share:
    Weighted-average common shares outstanding               5,162,009    5,151,440    5,140,906
    Net income available to common shareholders             $    7,341   $    6,528   $    6,196
    Basic earnings per share                                $     1.42   $     1.27   $     1.21

Diluted Earnings Per Share:
    Weighted-average common shares outstanding               5,162,009    5,151,440    5,140,906
    Dilutive effect of stock options                            44,839       12,372        2,038
                                                            ----------   ----------   ----------
    Diluted weighted average common shares outstanding       5,206,848    5,163,812    5,142,944
                                                            ----------   ----------   ----------
                                                            ----------   ----------   ----------
    Net income available to common shareholders             $    7,341   $    6,528   $    6,196
    Diluted earnings per share                              $     1.41   $     1.26   $     1.20


NOTE 19: ACQUISITION

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

The actual 1996 operating results of State Bank of Osco and Anchor Bank, from January 3, through their respective sale dates, of $280,000 and $170,000, were not included in the Company's 1996 consolidated operating results. The $180,000 difference between the $8,668,000 that these banks were sold for and the $8,488,000 purchase price assigned to these held for sale subsidiaries was treated as a purchase price allocation adjustment and was not included in the Company's 1996 consolidated operating results.

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

Pro forma financial information for the year ended December 31, 1995:

    Net interest income                              $25,485
    Net income                                         5,982
    Net income per share                                1.16

NOTE 20: CONDENSED FINANCIAL INFORMATION - COMPANY ONLY

Presented below are the condensed balance sheets and condensed statements of income and cash flows for Merchants Bancorp, Inc.


                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                            1997      1996
                                                          -------   -------
ASSETS
Noninterest-bearing deposit with bank subsidiaries        $ 1,395   $   861
Investment in subsidiaries, at equity                      78,370    71,582
Other assets                                                  167       149
                                                          -------   -------
                                                          $79,932   $72,592
                                                          -------   -------
                                                          -------   -------

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable                                             $14,000   $14,000
Accrued interest and other liabilities                        615       394
Stockholders' equity                                       65,317    58,198
                                                          -------   -------
                                                          $79,932   $72,592
                                                          -------   -------
                                                          -------   -------

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                         1997      1996     1995
                                                        ------    ------   ------
OPERATING INCOME
Cash dividends received from subsidiaries               $2,678    $2,625   $1,395
Interest income on repurchase agreement with
    Merchants Bank                                           -         -      457
                                                        ------    ------   ------
                                                         2,678     2,625    1,852
                                                        ------    ------   ------
OPERATING EXPENSES
Interest on notes payable                                  969       422        -
Other expenses                                             373       367      280
                                                        ------    ------   ------
                                                         1,342       789      280
                                                        ------    ------   ------
Income before income taxes and equity in
    undistributed net income of subsidiaries             1,336     1,836    1,572
Income tax expense (benefit)                              (553)     (309)      73
                                                        ------    ------   ------
Income before equity in undistributed
    net income of subsidiaries                           1,889     2,145    1,499
Equity in undistributed net income of subsidiaries       5,452     4,383    4,697
                                                        ------    ------   ------
       Net income                                       $7,341    $6,528   $6,196
                                                        ------    ------   ------
                                                        ------    ------   ------

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                    1997        1996      1995
                                                                  -------    --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        $ 7,341    $  6,528   $ 6,196
Adjustments to reconcile net income to net cash
  from operating activities:
       Equity in undistributed net income of subsidiaries          (5,452)     (4,383)   (4,697)
       Other, net                                                     121         291      (251)
                                                                  -------    --------   -------
       Net cash from operating activities                           2,010       2,436     1,248
                                                                  -------    --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of Valley Banc Services Corp., net of debt assumed          -     (21,336)        -

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of notes payable                                               -      14,000         -
Principal payments on notes payable                                     -      (3,550)        -
Dividends paid, net of dividend reinvestments                      (1,476)     (1,239)   (1,039)
                                                                  -------    --------   -------
       Net cash from financing activities                          (1,476)      9,211    (1,039)
                                                                  -------    --------   -------
       Net change in cash and cash equivalents                        534      (9,689)      209
       Cash and cash equivalents at beginning of year                 861      10,550    10,341
                                                                  -------    --------   -------
       Cash and cash equivalents at end of year                   $ 1,395    $    861   $10,550
                                                                  -------    --------   -------
                                                                  -------    --------   -------

                                   [LOGO]
                                CROWE CHIZEK





                          Independent Auditors' Report


Stockholders and Board of Directors
Merchants Bancorp, Inc.
Aurora, Illinois

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merchants Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements the Company adopted a new method of accounting for originated mortgage servicing rights in 1996.


/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP


Oak Brook, Illinois
February 3, 1998

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Merchants Bancorp, Inc. ("Company"), a bank holding company headquartered in Aurora, Illinois, is one of the leading commercial banking and trust institutions in Aurora and surrounding communities. The Company conducts a full service community banking and trust business through its wholly-owned subsidiary banks. The Merchants National Bank of Aurora ("Merchants Bank") has its main office and three locations in Aurora, one location in Oswego, and a branch in Geneva, Illinois. Fox Valley Bank has two offices in St. Charles, and a branch in Geneva, Illinois. Hinckley State Bank has offices in Hinckley and Sugar Grove, Illinois.

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

On January 3, 1996, the Company purchased 100% of the outstanding common stock of Valley Banc Services, Corp., ("Valley"), as described in detail in Note 19 to the consolidated financial statements. As of the acquisition date, Valley's wholly-owned subsidiaries included Hinckley State Bank, State Bank of Osco, Anchor Bank and V.B.H. Corporation and V.B.H. Corporation's wholly-owned subsidiary, Fox Valley Bank. When Valley was acquired, the Company's intent was to sell State Bank of Osco and Anchor Bank. Accordingly, those banks were classified as held for sale until they were sold on December 12, 1996, and December 19, 1996.

The Board of Directors declared a two-for-one stock split on the Company's common stock effective September 30, 1997. Par value remained unchanged at $1. The Company also adopted Statement of Financial Accounting Standard ("SFAS") No. 128 during 1997. References to earnings per share for all periods have been restated to reflect the stock split and adoption of SFAS 128.

Net income was $7,341,000, or $1.42 per share in 1997, which compares with $6,528,000, or $1.27 per share in 1996, and $6,196,000 or $1.21 per share in
1995. Increases in both net interest income and noninterest income contributed to these record levels. Net interest income grew $2.6 million (10.0%) to $29.0 million in 1997, largely due to an increase in earning assets. Noninterest income excluding securities gains and losses grew $695,000 (7.4%) to $10.0 million, primarily based on increases in trust income and service charges and fees. In comparing 1996 and 1995 results, the Valley acquisition also had a significant impact on many areas of the financial statements, as is discussed in detail below.

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

A review of overall trends shows that net interest income grew during each of the last three years. The primary cause for these increases was the growth in earning assets and deposits of the Company, including the 1996 acquisition of Valley. Net interest income was $29.0 million, $26.3 million, and $21.5 million in 1997, 1996, and 1995. Net interest income to average total earning assets on a fully tax equivalent basis was 4.35% in 1997, 4.49% in 1996, and 4.73% in 1995.

The net interest margin declined from 4.49% in 1996 to 4.35% in 1997. Although the average yield on earning assets increased from 7.61% in 1996 to 7.78% in 1997, the average rate of interest bearing liabilities increased from 4.54% in 1996 to 4.83% in 1997. The net interest margin declined in 1996, as the yield on earning assets declined from 7.91% to 7.61% while the average rate on interest bearing liabilities declined slightly from 4.59% in 1995 to 4.54% in 1996. The liabilities which have grown the most over the periods being discussed are time deposits and borrowed funds, which generally bear higher interest rates than other sources, such as checking and savings accounts.

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

PROVISION FOR LOAN LOSSES

The Company's provision for loan losses was $2,636,000 in 1997, $2,014,000 in 1996, and $1,783,000 in 1995. Provisions for loan losses are made to recognize current period net charge off activity, and to provide for future losses on loans which are identified as possible in the loan review process. The allowance for loan losses as a percentage of total loans was 1.48%, 1.59%, and 1.70% as of December 31, 1997, 1996, and 1995. The addition of the Valley subsidiary banks in 1996, and the rate of loan growth at Merchants Bank in all years presented, contributed to the decline in this ratio. Net charge-offs were $1,550,000, $714,000, and $1,747,000, in 1997, 1996, and 1995. Net charge-offs as a percentage of average loans was 0.31% in 1997, from 0.18% in 1996, and 0.60% in 1995.

NONINTEREST INCOME

The table on page 31 shows the Company's noninterest income for the years indicated.

Noninterest income excluding securities gains and losses grew $695,000 (7.4%) to $10.0 million in 1997, primarily based on increases in trust income, mortgage banking income and service charges and fees. Noninterest income in all categories increased from 1995 to 1996. Trust income increased $287,000 (14%) to $2,315,000 in 1997, and increased $103,000 (5%) to $2,028,000 in 1996, from
$1,925,000 in 1995. The rate of change in trust assets under management is not the same as the rate of change in trust income because some services are not based on the amount of assets under management. Assets under management increased to $440 million at December 31, 1997, after decreasing slightly to $361 million at December 31, 1996, from $371 million at December 31, 1995.

Mortgage banking noninterest income was $2,358,000 in 1997, compared with $2,202,000 in 1996, and $1,267,000 in 1995. Of those amounts, net gains on sales of loans were $1,106,000, $981,000, and $341,000 in 1997, 1996, and 1995.
Mortgage servicing income was $845,000 in 1997, $785,000 in 1996, and $559,000 in 1995. During 1996, the Company implemented SFAS 122. In accordance with this standard, servicing rights represent both purchased servicing rights and the allocated value of servicing retained on loans sold. Unamortized mortgage servicing rights totaled $1,674,000 and $1,438,000 at December 31, 1997, and 1996. The total servicing portfolio, including purchased and originated loans, was $275 million and $255 million at December 31, 1997, and 1996. Management's plans are to continue increasing the size of the servicing portfolio, primarily through retention of the servicing rights of mortgages originated by the Company.


--------------------------------------------------------------------------------
ANALYSIS OF CHANGES IN INTEREST INCOME (In thousands)

                                                                Change Due to
                                                             -------------------
                                                  Total      Average     Average
                                                 Change      Balance      Rate
                                                 -------     -------     ------
1997 Compared to 1996:
Earning assets                                   $ 7,177     $ 8,059     $  (882)
Interest bearing liabilities                       4,421       3,092       1,329
                                                 -------     -------     -------
Net interest income                              $ 2,756     $ 4,967     $(2,211)
                                                 -------     -------     -------
                                                 -------     -------     -------

1996 Compared to 1995:
Earning assets                                   $10,653     $11,889     $(1,236)
Interest bearing liabilities                       5,715       6,000        (285)
                                                 -------     -------     -------
Net interest income                              $ 4,938     $ 5,889     $  (951)
                                                 -------     -------     -------
                                                 -------     -------     -------

Service charges and fees totaled $4,235,000, $3,796,000, and $2,713,000 in 1997,
1996, and 1995. The $439,000 (11.6%) increase in 1997 was attributable to service charges on deposits. In 1997, overdraft and returned check fees increased $324,000, and checking fees, including commercial and personal accounts, increased $167,000, due to changes in fee structure and increased overdraft activity. Of the $1,083,000 (39.9%) increase in 1996, $420,000 resulted from the Valley acquisition, and $663,000 was from income at Merchants Bank. At Merchants Bank, 1996 overdraft and returned check fees increased $417,000, and commercial checking fees increased $170,000, due to changes in fee structure and increased overdraft activity.

Sales of securities available for sale totaled $32.0 million during 1997, $32.4 million during 1996, and $23.8 million in 1995, resulting in net losses of $380,000 in 1997, and net gains of $196,000 and $133,000 in 1996, and 1995.
Securities were sold due to changes in interest rates, availability of alternative investments, liquidity needs, and other factors.

Other noninterest income was $1,132,000, $1,319,000, and $880,000 in 1997, 1996,
and 1995. The decline of $187,000 (14.2%) from 1996 to 1997 was primarily the result of a recovery of prior period income which occurred in 1996 of approximately $179,000. Of the $439,000 increase in 1996, $121,000 was attributed to Valley. During 1996, debit card transaction fees, introduced in late 1995, increased $175,000, to $192,000, and ATM fees increased $49,000, to $513,000.

NONINTEREST EXPENSES

The table on page 32 shows the Company's noninterest expenses for the years indicated.

Noninterest expenses increased $2,889,000 (11.6%) to $27.8 million in 1997, compared to $24.9 million in 1996. Excluding the building contribution in 1997, all other noninterest expenses increased $2,039,000 (8.2%) in 1997. Noninterest expenses increased $6,976,000 (39.0%) to $24.9 million in 1996, compared to 1995 noninterest expenses of $17.9 million. As in other areas, the Valley acquisition had a significant impact on year to year comparisons from 1995 to 1996.

Salaries and employee benefits increased $674,000 (5.2%) to $13.6 million in 1997, compared to $12.9 million in 1996, and $9.9 million in 1995. Commissions and incentives, which are included in salaries and benefits, increased $216,000 (17.8%) to $1,428,000 in 1997 and increased $314,000 (35.0%), to $1,212,000 in
1996. The Company has an employee compensation strategy which emphasizes achieving performance objectives. In December, 1996, the Company approved terminating its defined benefit pension plan and the Company's discretionary contribution to the Thrift Plan was increased in order to mitigate the impact of this decision on employees. Upon completing the defined benefit pension plan termination in 1997, income of approximately $214,000 was recorded, reflecting a reversion of plan assets to the Company. Contributions to the Company's Thrift Plan totaled $665,000 and $581,000 in 1997, and 1996, compared to $259,000 in
1995. The full time equivalent number of employees was 347, 341, and 261 as of December 31, 1997, 1996, and 1995, with most of the increase in 1996 attributable to the Valley acquisition.

Occupancy expenses were $295,000 (18.3%) higher in 1997 than in 1996, after an increase of $582,000 (56.5%) in 1996, compared to 1995. In 1997 the Company moved its administrative and operations functions to a leased location in Aurora, Illinois. The costs associated with the move and the lease cost of the new administration center were the primary causes of the increase in occupancy expenses in 1997. It is anticipated that operating efficiencies will result from this move. Related functions which were previously spread among multiple locations are now performed at a single, modern facility. In addition to the Valley acquisition, a new branch was opened in Geneva, Illinois, during 1996, and was reflected in 1996 operating results.


Furniture and equipment expenses increased $188,000 (11.4%) in 1997, and $412,000 (33.3%) in 1996. While the move described above added

--------------------------------------------------------------------------------
NONINTEREST INCOME (In thousands)

                                           1997       1996       1995
                                          ------     ------     ------
Trust income                              $2,315     $2,028     $1,925
Mortgage banking income                    2,358      2,202      1,267
Service charges and fees                   4,235      3,796      2,713
Securities gains (losses), net              (380)       196        133
Other income                               1,132      1,319        880
                                          ------     ------     ------
    Total noninterest income              $9,660     $9,541     $6,918
                                          ------     ------     ------
                                          ------     ------     ------

some furniture, most of the increase was associated with investments in equipment. Investment in new systems to manage information has contributed to the increase in equipment expenses during the years presented. Management believes strongly in the use of technology to achieve operational efficiency and quality of results. The addition of Valley and the new branch during 1996 also contributed to the increase in furniture and equipment expenses.

As discussed in Note 19 to the consolidated financial statements, the Valley acquisition resulted in goodwill and core deposit intangible assets which will be amortized to expense in future years. The goodwill is being amortized on the straight-line basis over 20 years. The core deposit intangible assets are being amortized using an accelerated method over 10 years. The core deposit intangible recorded in conjunction with the acquisition of First American Bank of Aurora in 1984, which was subsequently merged into Merchants Bank in 1990, is being amortized on the straight-line basis over 15 years.

Other expenses increased $908,000 (11.5%) in 1997, from $7.9 million in 1996. An increase in mortgage activity resulted in an increase of $310,000 in other expenses, including an increase of $102,000 in amortization of mortgage servicing rights. Costs associated with the building contribution and the move to the administration center, included in other expenses, also resulted in one-time expenses in 1997. Other expenses increased $2.3 million (40%) in 1996, from $5.6 million in 1995. Valley accounted for approximately half of the increase. Increased mortgage activity in 1996 over 1995 resulted in increases in related expenses, including amortization of servicing rights, up $172,000 (140%) to $295,000, and correspondent mortgage fees, up $264,000 to $309,000. Correspondent business has been pursued as a strategy for increasing the amount of mortgage business.

During 1997, Merchants Bank donated its former main office building, with a carrying value of $850,000, to a charitable organization. Merchants Bank will lease a portion of the building for a full service branch. The building was appraised at $4,130,000, which resulted in charitable contribution tax credits of $1,504,000, which were recorded in 1997.

The cost of insurance premiums assessed by the Federal Deposit Insurance Corporation ("FDIC"), included in other expenses, was $92,000 in 1997, compared to $16,000 in 1996, and $475,000 in 1995. The Banks were all at the lowest assessment rate as of year-end 1997. The lowest assessment rate is applied to well capitalized institutions in the supervisory group representing the least risk.

INCOME TAXES

The Company's provision for income taxes was $889,000, $2,456,000, and $2,502,000 for the years ended December 31, 1997, 1996, and 1995. The average effective income tax rate for these years was 10.80%, 27.34%, and 28.77%. The Company recorded a tax benefit of $1,504,000 during 1997 related to the charitable contribution tax credits generated as a result of the contribution of the former Merchants Bank main office building, all of which credits the Company projects will be utilized. At December 31, 1997, the Company had $3,205,000 of charitable contribution carryforwards, which expire in 2002.

FINANCIAL CONDITION

LENDING ACTIVITIES

The Company's major source of income is interest on loans, and the composition of the portfolio reflects the communities served by the Banks. The table on page 33 presents the composition of the Company's loan portfolio at the end of the periods indicated.


Total loans increased $108.5 million, or 23.8%, to $565.3 million as of December 31, 1997, from $456.8 million at December 31, 1996. The commercial loan portfolio increased $7.1 million (4.4%) in 1997, from $161.8 million as of December 31, 1996, and $109.9 million as of December 31, 1995. Commercial real estate loans increased $20.3 million (26.9%) from $75.4 million as of December 31, 1996, to $95.7 million as of

--------------------------------------------------------------------------------
NONINTEREST EXPENSES (In thousands)

                                                        1997        1996        1995
                                                      -------     -------     -------
Salaries and employee benefits                        $13,598     $12,924     $ 9,893
Occupancy expenses, net                                 1,907       1,612       1,030
Furniture and equipment expenses                        1,838       1,650       1,238
Amortization of goodwill                                  367         385           -
Amortization of core deposit intangible assets            397         405         101
Building contribution                                     850           -           -
Other expenses                                          8,797       7,889       5,627
                                                      -------     -------     -------
    Total noninterest expenses                        $27,754     $24,865     $17,889
                                                      -------     -------     -------
                                                      -------     -------     -------

December 31, 1997. This compares to $67.7 million as of December 31, 1995. The growth has resulted from an aggressive commercial calling effort, coupled with a growing market. These loans are made on the basis of borrowers' cash flows and do not rely upon the sale of the property to repay the loans. As added security, these loans are backed by the value of the collateral properties, which are supported by recent appraisals.

Real estate construction loans increased $15.4 million (28.2%) from $54.5 million as of December 31, 1996, to $69.9 million as of December 31, 1997. This compares with a balance of $40.5 million as of December 31, 1995. These loans are typically of a short duration and reflect the continued growth of the Aurora area. The majority of these loans were to experienced developers of pre-sold homes in the price range of $100,000 to $150,000.

The Company's residential real estate loans consist of loans secured by one to four family homes. This category increased $37.6 million (44.2%) in 1997 and $53.4 million (168.5%) in 1996, primarily as a result of adjustable rate mortgages added to the portfolio and the addition of Valley loans, which contributed approximately one fifth of the growth in 1996. The Company originates a full line of mortgage products, but sells most fixed rate residential real estate loans, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and to the Federal National Mortgage Association ("FNMA"). Loans held for sale were $2.8 million and $4.1 million as of December 31, 1997 and 1996. In addition, the Company has entered into agreements to sell loans to the FHLMC and the FNMA. Minimum commitments under these agreements to sell loans to FHLMC were $19.6 as of December 31, 1997, and $9.3 million as of December 31, 1996, and no commitments were outstanding to the FNMA as of either date.

Installment loans increased $27.0 million (36.5%) in 1997, after increasing $23.4 million (46.4%) in 1996. $12.9 million of the increase in 1996 was related to Valley loans. The primary source of installment lending has been in single pay and amortizing loans used to finance automobiles, recreation vehicles, home improvements, durable goods and other consumer uses, with the most common of these being automobile financing.

NONPERFORMING LOANS AND ASSETS

The Company utilizes a loan review function which is separate from the lending function and is responsible for the review of new and existing loans. Potential problem credits are monitored by the loan review staff and are submitted for review to a credit committee consisting of loan officers and Board members.

The loan review department rates all commercial loans and mortgage loans secured by commercial properties or five-plus family residences. These loans are rated 1 to 6, with 4 being special mention, 5 substandard, and 6 doubtful. Loans over 90 days past due are normally either charged off or, if well secured and in the process of collection, placed in nonaccrual status. The Company designates loans that will be individually evaluated for impairment to include commercial loans and mortgages secured by commercial properties or five-plus family residences. All other smaller balance homogeneous loans are evaluated for impairment in total. The Company defines impaired loans to include all commercial loans and mortgage loans secured by commercial properties or five-plus family residences that are graded 6 or in nonaccrual status.


Impaired loans totaled $3,559,000 as of December 31, 1997, and $1,428,000 as of December 31, 1996. Impaired loans with no allowance for loan losses allocated were $2,234,000 as of December 31,


--------------------------------------------------------------------------------
LOAN PORTFOLIO (In thousands)

                                         1997         1996         1995
                                       --------     --------     --------
Commercial and industrial              $168,899     $161,847     $109,872
Real estate - commercial                 95,755       75,449       67,739
Real estate - construction               69,901       54,513       40,510
Real estate - residential               122,732       85,107       31,673
Installment                             100,869       73,918       50,489
Credit card receivables                   8,100        6,697        5,644
Other loans                                 813        1,188          455
                                       --------     --------     --------
    Gross loans                         567,069      458,719      306,382
Unearned discount                        (1,324)      (1,535)      (1,743)
Deferred loan fees                         (397)        (382)        (312)
                                       --------     --------     --------
    Total loans                         565,348      456,802      304,327
Allowance for loan losses                (8,360)      (7,274)      (5,176)
                                       --------     --------     --------
    Loans, net                         $556,988     $449,528     $299,151
                                       --------     --------     --------
                                       --------     --------     --------

1997, and were $523,000 as of December 31, 1996. Impaired loans with an allowance for loan losses allocation, and the related allocation, were $1,325,000 and $473,000 as of December 31, 1997, and were $905,000 and $363,000 as of December 31, 1996.

There were no loans past due ninety days or more and still accruing, as of December 31, 1997, or 1996. Nonaccrual loans were $4,623,000 as of December 31, 1997, compared with $2,970,000 as of December 31, 1996. The ratio of nonaccrual loans to total loans was 0.82% and 0.65% as of December 31, 1997 and 1996.

ALLOWANCE FOR LOAN LOSSES

The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses. The adequacy of the allowance for loan losses is monitored by the loan review staff, and reported to management and the board of directors. The ratio of the allowance for loan losses to total loans was 1.48% and 1.59% as of December 31, 1997, and 1996. The allowance for loan losses to total nonperforming loans (generally considered to be nonaccrual, restructured, or past due ninety days and still accruing) was 164.9% and 218.5% as of December 31, 1997, and 1996.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 1997. While management uses available information to provide for losses on loans, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examinations.

SECURITIES

The objectives regarding the securities portfolio are to provide the Company with a source of liquidity and earnings. Securities available for sale are carried at fair value, with related unrealized gains or losses, net of deferred income taxes, recorded as an adjustment to equity capital. In addition, a transfer of securities to available for sale was made in 1995, as permitted by the SFAS 115 implementation guide released in 1995.

As of December 31, 1997, net unrealized gains of $2.5 million, reduced by deferred income taxes of $855,000, resulted in an increase in equity capital of $1.7 million. As of December 31, 1996, net unrealized gains of $429,000, reduced by deferred income taxes of $112,000, resulted in an increase in equity capital of $317,000.

During 1997, the securities portfolio grew $7.9 million (4.1%), as measured by amortized cost, to $202.3 million as of December 31, 1997, from $194.4 million as of December 31, 1996. U.S. Treasury securities declined by 20.5% to $14.1 million, or 7.0% of the portfolio as of December 31, 1997, from $17.7 million, or 9.1% of the portfolio as of December 31, 1996. U.S. Government agency mortgage-backed securities decreased from $34.1 million, or 17.6% of the portfolio as of December 31, 1996, to $25.9 million, or 12.8% of the portfolio as of December 31, 1997. Over the same period, U.S. Government agency securities increased from $77.0 million, or 39.6% of the portfolio, to $86.0 million, or 42.5% of the portfolio. Municipal securities increased from $53.9 million or 27.7% of the portfolio, to $60.8, or $30.1% of the portfolio. U.S. Government agency and municipal securities were increased in order to manage the Federal and state income tax obligations of the Company. The increase in the proportion of the total portfolio invested in U.S. Government agency securities was also based upon considerations of yield, security, and suitability as collateral for deposits and borrowings requiring pledged securities.

As of December 31, 1997, and 1996, the Company held structured notes carried at fair values of $2.2 million and $4.3 million. These securities were issued by the FHLB and FNMA. These obligations offer the investor periodic coupon increases over a given time horizon, and are generally subject to call after the first coupon readjustment date. All such securities are stress tested, to assess the probable price sensitivity in response to an immediate and sustained change in market interest rates. In addition, each security's total return is computed to each call date, as if it were to be called on that date, and the resulting annual return is compared with other investments with maturities similar to the call dates of the security.

DEPOSITS AND BORROWED FUNDS

The Company has a relatively stable deposit base from within its market areas. Total deposits grew $49.7 million (8.3%) during 1997, to $650.7 million as of December 31, 1997. This growth resulted from the Company's well-established presence in markets with growing economies. During 1997, noninterest deposits grew $6.0 million (5.3%), while interest bearing deposits grew $43.7 million (8.9%). During 1997, time deposits under $100,000 grew $14.6 million (7.0%) and time deposits in denominations of $100,000 or more grew $12.0 million (15.2%). Interest-bearing transaction accounts and savings accounts increased 8.5% in the aggregate, at $218.4 million as of December 31, 1997, compared to $201.3 million as of December 31, 1996. Deposits of $601.0 million as of December 31, 1996, reflected growth of $147.2 million (32.4%) during 1996. The Valley acquisition added $102.1 million to total deposits as of December 31, 1996.

Advances from the FHLB at December 31, 1997, consisted of $7.5 million in overnight funds, included in Federal funds purchased and overnight borrowings, and term advances of $59,750,000. The Company has pledged first mortgage loans on residential property in an amount equal to at least 167% of the outstanding advances. The term advances are used to finance mortgage lending, and are scheduled to mature as detailed in Note 8 to the consolidated financial statements.

Notes payable at December 31, 1997, and December 31, 1996, consisted of two notes of $7 million each, the proceeds of which were used to finance the acquisition of Valley on January 3, 1996. One of the notes is a revolving note which bears interest at the prevailing Federal funds rate or 1% above LIBOR, at the quarterly election of the Company. This variable rate was 6.77% at December 31, 1997. A fixed rate note bears interest at a rate of 7.03%.

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

CAPITAL RESOURCES

The board of directors declared a two-for-one stock split on the Company's common stock effective on September 30, 1997. Par value remained unchanged at $1. The effect of the stock split has been reflected since September 30, 1997 in the consolidated balance sheet and statement of stockholders' equity.

Total stockholders' equity increased $7.1 million during 1997, from $58.2 million as of December 31, 1996, to $65.3 million as of December 31, 1997. Net income of $7,341,000, reduced by dividends of $1,759,000, caused an increase in retained earnings of $5.6 million during 1997. Other factors influencing the year to year change in total stockholders' equity were an increase of $201,000 from the issuance of common stock in connection with the dividend reinvestment plan, offset by an increase of $1.3 million as a result of the change in the net unrealized gains on securities available for sale, as discussed in "Securities" above.

Bank regulatory agencies have adopted capital standards by which all banks and bank holding companies will be evaluated (discussed in Note 15 to the consolidated financial statements). As of the Company's and the Banks' most recent regulatory notifications, the Company and the Banks were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories.

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

Cash inflows from operating activities exceeded operating outflows by $9.8 million in 1997, by $9.9 million in 1996, and by $8.8 million in 1995. Changes in the amount of mortgage loans held for sale as of December 31 of each year, resulted in operating cash inflows of $1,789,000 in 1997, inflows of $604,000 in 1996, and outflows of $1,966,000 in 1995. Net gains on sales of mortgage loans were $1,106,000 in 1997, $981,000 in 1996, and $341,000 in 1995. Interest
received net of interest paid is the principal source of net operating cash inflows in all periods reported. Management of investing and financing activities, and market conditions, determine the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principal determinant of growth in net interest cash flows.


Net cash outflows from investing activities were $120.1 million in 1997, compared to $69.2 million in 1996, and $37.9 million in 1995. Securities purchases, net of securities matured or sold, resulted in net cash outflows of $8.4 million in 1997, inflows of $17.2 million in 1996, and outflows of $16.2 million in 1995. Net principal disbursed on loans totaled $110.3 million in 1997, $79.3 million in 1996, and $20.6 million in 1995. The Valley acquisition resulted in net investing cash outflows, net of cash and cash equivalents acquired and debt assumed, of $13.5 million in 1996. In addition, the sale of acquired Valley subsidiaries during 1996 resulted in investing cash inflows of $8.7 million.

Cash inflows from financing activities in 1997, 1996, and 1995, were primarily associated with deposit growth. Deposits grew $49.7 million in 1997, $49.3 million in 1996, and $40.0 million in 1995. Short-term borrowing resulted in net cash inflows of $329,000 in 1997, inflows of $20.7 million in 1996, and outflows of $10.6 million in 1995. Cash inflows from FHLB term advances were $59.8 million during 1997. Cash outflows from payments on notes payable in 1996 were related to $3,550,000 in debt assumed in the Valley acquisition, which was repaid, and a $3.0 million advance from the FHLB which was also repaid. Cash inflows of $14.0 million from proceeds of notes payable in 1996 were associated with the financing of the Valley acquisition.

In the event of short-term liquidity needs, the Banks may purchase Federal funds from correspondent banks. This source is used from time to time on a limited basis. The Banks may borrow funds from the Federal Reserve Bank of Chicago, but have not done so during any period covered in this report. Merchants Bank's membership in the FHLB system gives it the ability to borrow funds from the FHLB for short or long-term purposes under a variety of programs.

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

YEAR 2000 COMPLIANCE

Critical issues facing the financial institution industry are concerns over computer systems' ability to process year-date data beyond the year 1999. Except in year 2000 compliant programs, computer programmers have often abbreviated dates by eliminating the first two digits of a year, with the assumption that these two digits would always be "19." Unless corrected, this situation may cause problems for some financial institutions on January 1, 2000, when computer systems may recognize this date as January 1, 1900, and process data incorrectly or stop processing altogether. The Company has developed a plan which was reviewed by the Office of the Comptroller of the Currency, whereby, all software applications and hardware will be assessed for "Year 2000" compliance before the end of 1998. Many vendors have already been contacted. Additionally, alarms, elevators, heating and cooling systems and other computer controlled mechanical devices on which the Company relies are being evaluated. Those found not to be in compliance will be modified or replaced with a compliant product. Based on the responses received to date, management anticipates having fully compliant systems in place before the end of the millennium. At the present time, no situations that will require material cost expenditures to become fully compliant have been identified.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This report, including the Chairman's Letter to Stockholders, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words, "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: Interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                           SENSITIVITY TO MARKET RISK

The impact of movements in general market interest rates on a financial institution's financial condition, including capital adequacy, earnings, and liquidity, is known as interest rate risk. Interest rate risk is the Company's primary market risk. As a financial institution, accepting and managing this risk is an inherent aspect of the Company's business. However, safe and sound management of interest rate risk requires that it be maintained at prudent levels.

The Company's interest rate risk exposure is reviewed by management and the board of directors. Interest rate risk is analyzed by examining the extent to which assets and liabilities are interest rate sensitive. The interest sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. During a period of rising interest rates, a negative gap would tend to result in a decrease in net interest income while a positive gap would tend to positively affect net interest income.

The Company's policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates. The table "Analysis of Changes in Interest Income," included under "Interest Income" in the Management Discussion, demonstrates the effectiveness of interest rate risk management. During 1997, the change in tax equivalent net interest income attributable to changes in interest rates was a decrease of $2.2 million, or 7%, of tax equivalent net interest income of $30.6 million. The change in tax equivalent net interest income attributable to changes in interest rates was a reduction of $951,000 in 1996, or 3.4% of the tax equivalent net interest income of approximately $27.9 million for the year.

In the following table, deposits which do not have specified maturities are assumed to have a 15% decay rate. Loans, which include loans held for sale, represent management judgements regarding prepayment. The following table presents the expected maturity of interest-earning assets and interest-bearing liabilities as of December 31, 1997:


--------------------------------------------------------------------------------
EXPECTED MATURITY OF INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

                                                         Expected Maturity Dates                                      Fair
                                  1998        1999       2000        2001         2002       Thereafter   Total       Value
                                --------    --------    -------     -------     --------     ----------  --------    --------
Interest-earning Assets
Fixed rate loans                $114,440    $ 52,809    $50,784     $32,957     $ 63,311     $ 18,986    $333,287    $338,946
Average interest rate              10.44%       8.91%      9.14%       9.24%        8.60%        7.73%

Adjustable rate loans           $126,555    $ 36,981    $21,507     $17,757     $ 18,256     $ 13,838    $234,894    $234,894
Average interest rate               8.64%       9.37%      9.54%       9.61%        9.39%        9.80%

Securities                      $ 51,201    $ 18,159    $16,697     $24,651     $ 29,405     $ 64,648    $204,761    $204,761
Average interest rate               5.84%       6.59%      5.87%       6.34%        6.36%        6.26%

Federal funds sold              $  7,080    $      -    $     -     $     -     $      -     $      -    $  7,080    $  7,080
Average interest rate               5.27%
                                --------    --------    -------     -------     --------     --------    --------    --------
Total                           $299,276    $107,949    $88,988     $75,365     $110,972     $ 97,472    $780,022    $785,681
                                --------    --------    -------     -------     --------     --------    --------    --------
                                --------    --------    -------     -------     --------     --------    --------    --------
Interest-bearing Liabilities
Interest-bearing
    deposits                    $231,876    $ 84,865    $57,060     $31,492     $ 29,283     $ 97,955    $532,531    $532,781
Average interest rate               5.28%       5.13%      5.25%       4.14%        4.33%        3.03%

Borrowed funds                  $ 63,229    $ 13,375    $13,375     $ 5,625     $ 13,375     $  9,625    $118,604    $118,272
Average interest rate               5.80%       6.03%      6.08%       6.32%        5.93%        6.90%
                                --------    --------    -------     -------     --------     --------    --------    --------
Total                           $295,105    $ 98,240    $70,435     $37,117     $ 42,658     $107,580    $651,135    $651,053
                                --------    --------    -------     -------     --------     --------    --------    --------
                                --------    --------    -------     -------     --------     --------    --------    --------

                      MARKET FOR THE COMPANY'S COMMON STOCK
                       AND RELATED SECURITY HOLDER MATTERS

The Company's common stock trades on the Nasdaq Stock Market under the symbol "MBIA." Harris Trust and Savings Bank acts as the transfer agent for the common stock. As of December 31, 1997, the Company had 734 holders of record of its common stock.

The table below indicates the reported high and low prices and the dividends paid per share for the common stock during the periods indicated, and reflects the 1997 two-for-one stock split.

                                                                   Cash
                                             High       Low      Dividends
                                            ------     ------    ---------
1996     First quarter                      $14.88     $13.88     $0.060
         Second quarter                      16.75      14.00      0.070
         Third quarter                       16.75      14.88      0.070
         Fourth quarter                      16.00      15.13      0.070

1997     First quarter                       19.25      15.50      0.070
         Second quarter                      19.63      18.00      0.085
         Third quarter                       24.69      19.13      0.085
         Fourth quarter                      28.38      22.75      0.085

1998     First quarter (through March 4)     30.00      27.25      0.100

The holders of the common stock are entitled to receive dividends as declared by the board of directors of the Company, which considers payment of dividends quarterly. The ability of the Company to pay dividends is dependent upon its receipt of dividends from the Banks. In determining cash dividends, the Company's board of directors considers the earnings, capital requirements, debt servicing requirements, financial ratio guidelines established by the board of directors, financial condition of the Company, and other relevant factors. The Banks' ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

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


                               REPORT ON FORM 10-K

A copy of the Company's 1997 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to each stockholder upon written request to: J. Douglas Cheatham, Vice President and Chief Financial Officer, Merchants Bancorp, Inc., P.O. Box 289, Aurora, Illinois 60507.