Form 10-K, Exhibit 13
period 1998-12-31
MERCHANTS BANCORP INC/DE/
filed 1999-03-29
CIK 707817

                                                                      Exhibit 13

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                              FINANCIAL HIGHLIGHTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                         1998          1997           1996           1995          1994
                                    ----------    ----------     ----------     ----------    ----------
INCOME STATEMENT SUMMARY
Interest income .................   $   63,464    $   57,519     $   50,460     $   39,875    $   33,233
Interest expense ................       32,451        28,559         24,138         18,423        13,228
                                    ----------    ----------     ----------     ----------    -----------
Net interest income .............       31,013        28,960         26,322         21,452        20,005
Provision for loan losses .......        2,112         2,636          2,014          1,783         2,298
                                    ----------    ----------     ----------     ----------    -----------
Net interest income after
   provision for loan losses ....       28,901        26,324         24,308         19,669        17,707
Noninterest income ..............       12,555         9,660          9,541          6,918         6,564
Noninterest expenses ............       29,825        27,754         24,865         17,889        16,733
                                    ----------    ----------     ----------     ----------    -----------
Income before income taxes ......       11,631         8,230          8,984          8,698         7,538
Provision for income taxes ......        3,217           889          2,456          2,502         2,079
                                    ----------    ----------     ----------     ----------    -----------
Net income ......................   $    8,414    $    7,341     $    6,528     $    6,196    $    5,459
                                    ----------    ----------     ----------     ----------    -----------
                                    ----------    ----------     ----------     ----------    -----------
PER SHARE INFORMATION*
Basic earnings per share ........   $     1.63    $     1.42     $     1.27     $     1.21    $     1.06
Diluted earnings per share ......         1.60          1.41           1.26           1.20          1.06
Dividends .......................         0.40          0.36           0.28           0.24          0.19

*Restated to reflect a two-for-one stock split in 1997.

BALANCE SHEET SUMMARY -- END OF YEAR
Total assets ....................   $  883,862    $  838,971     $  724,409     $  539,761    $  496,289
Total deposits ..................      742,057       650,718        600,970        453,771       413,741
Long term debt ..................       35,875        49,250          7,000          3,000         3,000
Total stockholders' equity ......       72,182        65,317         58,198         54,094        43,456
Allowance for loan losses .......        8,507         8,360          7,274          5,176         5,140

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     1998          1997
                                                                                ----------    ----------
ASSETS
Cash and due from banks ...............................................         $   38,679    $   35,914
Federal funds sold ....................................................              5,000         7,080
                                                                                ----------    ----------
      Cash and cash equivalents .......................................             43,679        42,994
Securities available for sale .........................................            198,759       204,761
Loans held for sale ...................................................              9,678         2,833
Loans .................................................................            607,927       565,348
Allowance for loan losses .............................................             (8,507)       (8,360)
                                                                                ----------    ----------
      Net loans .......................................................            599,420       556,988
Premises and equipment, net ...........................................             11,872        11,295
Other real estate owned ...............................................                297           178
Mortgage servicing rights, net ........................................              2,440         1,674
Goodwill, net .........................................................              6,397         6,773
Core deposit intangible assets, net ...................................              1,673         2,055
Accrued interest and other assets .....................................              9,647         9,420
                                                                                ----------    ----------
      Total assets ....................................................         $  883,862    $  838,971
                                                                                ----------    ----------
                                                                                ----------    ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing ................................................         $  132,153    $  118,187
   Interest-bearing ...................................................            609,904       532,531
                                                                                ----------    ----------
      Total deposits ..................................................            742,057       650,718
Federal funds purchased and overnight borrowings ......................                  -        23,100
Securities sold under repurchase agreements ...........................             13,320        21,754
Federal Home Loan Bank term advances ..................................             42,250        59,750
Notes payable .........................................................              6,125        14,000
Accrued interest and other liabilities ................................              7,928         4,332
                                                                                 ----------    ----------
      Total liabilities ...............................................            811,680       773,654

STOCKHOLDERS' EQUITY
Preferred stock, $1 par value; authorized 500,000 shares; none issued..                 --            --
   Common stock, $1 par value; authorized 6,000,000 shares;
   issued 5,222,392 in 1998 and 5,213,380 in 1997 .....................              5,222         5,213
Surplus ...............................................................             16,348        16,028
Retained earnings .....................................................             48,809        42,544
Unrealized net gain on securities available for sale ..................              1,894         1,653
Treasury stock, at cost, 41,321 shares in 1998 and
   46,910 shares in 1997 ..............................................                (91)         (121)
                                                                                ----------    ----------
      Total stockholders' equity ......................................             72,182        65,317
                                                                                ----------    ----------
      Total liabilities and stockholders' equity ......................         $  883,862    $  838,971
                                                                                ----------    ----------
                                                                                ----------    ----------

See accompanying notes to consolidated financial statements.

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended December 31, 1998, 1997, and 1996
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      1998           1997          1996
                                                                 ----------     ----------    -----------
INTEREST INCOME
Loans, including fees .....................................      $   51,051     $   45,052    $   36,924
Loans held for sale .......................................             376            141           245
Securities:
   Taxable ................................................           8,132          9,177        10,119
   Tax-exempt .............................................           3,331          2,895         2,757
Federal funds sold ........................................             574            254           415
                                                                 ----------     ----------    -----------
      Total interest income ...............................          63,464         57,519        50,460

INTEREST EXPENSE
Deposits ..................................................          26,291         24,082        21,912
Federal funds purchased and overnight borrowings ..........           1,290          1,360           466
Securities sold under repurchase agreements ...............             980          1,224         1,307
Federal Home Loan Bank term advances ......................           2,951            924            23
Notes payable .............................................             939            969           430
                                                                 ----------     ----------    -----------
      Total interest expense ..............................          32,451         28,559        24,138
                                                                 ----------     ----------    -----------
   Net interest income ....................................          31,013         28,960        26,322
Provision for loan losses .................................           2,112          2,636         2,014
                                                                 ----------     ----------    -----------
   Net interest income after provision for loan losses ....          28,901         26,324        24,308

NONINTEREST INCOME
Trust income ..............................................           2,622          2,315         2,028
Mortgage banking income ...................................           4,228          2,358         2,202
Service charges and fees ..................................           4,228          4,235         3,796
Securities gains (losses), net ............................              96           (380)          196
Other income ..............................................           1,381          1,132         1,319
                                                                 ----------     ----------    -----------
      Total noninterest income ............................          12,555          9,660         9,541

NONINTEREST EXPENSE
Salaries and employee benefits ............................          15,238         13,598        12,924
Occupancy expense, net ....................................           2,120          1,907         1,612
Furniture and equipment expense ...........................           2,250          1,838         1,650
Amortization of goodwill ..................................             376            367           385
Amortization of core deposit intangible assets ............             382            397           405
Amortization of mortgage servicing rights .................             763            397           295
Building contribution .....................................               -            850             -
Other expense .............................................           8,696          8,400         7,594
                                                                 ----------     ----------    -----------
      Total noninterest expense ...........................          29,825         27,754        24,865
                                                                 ----------     ----------    -----------
Income before income taxes ................................          11,631          8,230         8,984
Provision for income taxes ................................           3,217            889         2,456
                                                                 ----------     ----------    -----------
      Net income ..........................................      $    8,414     $    7,341    $    6,528
                                                                 ----------     ----------    -----------
                                                                 ----------     ----------    -----------
Basic earnings per share ..................................      $     1.63     $     1.42    $     1.27
Diluted earnings per share ................................            1.60           1.41          1.26

See accompanying notes to consolidated financial statements.

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998, 1997, and 1996
                                 (IN THOUSANDS)

                                                                       1998           1997          1996
                                                                 ----------     ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .................................................     $    8,414     $    7,341    $    6,528
Adjustments to reconcile net income to cash
   from operating activities:
      Depreciation .........................................          1,976          1,798         1,620
      Amortization of mortgage servicing rights ............            763            397           295
      Provision for loan losses ............................          2,112          2,636         2,014
      Net change in mortgage loans held for sale ...........         (5,990)         1,789           604
      Net gain on sales of loans ...........................         (2,384)        (1,106)         (981)
      Provision for deferred income taxes ..................            (34)        (2,053)         (668)
      Change in net income taxes payable ...................            301           (705)         (572)
      Change in accrued interest and other assets ..........           (227)        (1,999)         (531)
      Change in accrued interest and other liabilities .....          2,606           (366)          601
      Premium amortization and discount accretion
         on securities .....................................            305             69           402
      Securities losses (gains), net .......................            (96)           380          (196)
      Amortization of goodwill .............................            376            367           385
      Amortization of core deposit intangible assets .......            382            397           405
      Building contribution ................................              -            850             -
                                                                 ----------     ----------    ----------
   Net cash from operating activities ......................          8,504          9,795         9,906
                                                                 ----------     ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from matured securities available for sale ........         69,416         35,833        59,136
Proceeds from sales of securities available for sale .......         14,230         31,957        32,395
Purchases of securities available for sale .................        (76,889)       (76,144)      (74,282)
Net principal disbursed or repaid on loans .................        (44,961)      (110,277)      (79,331)
Proceeds from sales of other real estate ...................            298            336           360
Acquisition, net of cash and cash equivalents acquired .....              -              -       (13,459)
Proceeds from sale of net assets held for sale .............              -              -         8,668
Property and equipment expenditures ........................         (2,553)        (1,843)       (2,678)
                                                                 ----------     ----------    ----------
   Net cash from investing activities ......................        (40,459)      (120,138)      (69,191)
                                                                 ----------     ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits .....................................         91,339         49,748        49,310
Net change in short term borrowings ........................        (31,534)           329        20,666
Federal Home Loan Bank term advances .......................              -         59,750             -
Payments on Federal Home Loan Bank term advances ...........        (17,500)             -             -
Proceeds from notes payable ................................              -              -        14,000
Payments on notes payable ..................................         (7,875)             -        (6,550)
Proceeds from exercise of incentive stock options ..........            157              -             -
Dividends paid, net of dividend reinvestments ..............         (1,947)        (1,558)       (1,239)
                                                                 ----------     ----------    ----------
   Net cash from financing activities ......................         32,640        108,269        76,187
                                                                 ----------     ----------    ----------
   Net change in cash and cash equivalents .................            685         (2,074)       16,902
   Cash and cash equivalents at beginning of period ........         42,994         45,068        28,166
                                                                 ----------     ----------    ----------
   Cash and cash equivalents at end of period ..............     $   43,679     $   42,994    $   45,068
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

See accompanying notes to consolidated financial statements.

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF CHANGES
                             IN STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1998, 1997, and 1996
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          Unrealized
                                                                        Gain (Loss) on             Total
                                                                          Securities              Stock-
                                           Common               Retained   Available  Treasury   holders'
                                            Stock     Surplus   Earnings   For Sale     Stock     Equity
                                          --------   --------   --------   --------   --------   --------
Balance, December 31, 1995 .............. $  2,607   $ 18,344   $ 31,877   $  1,450   $   (184)  $ 54,094
Comprehensive income:
   Net income ...........................        -          -      6,528          -          -      6,528
   Unrealized loss on securities
      available for sale, net of
      reclassification and tax effects ..        -          -          -     (1,133)         -     (1,133)
                                                                                                  --------
      Total comprehensive income ........                                                           5,395
Dividend declared, $.28 per share .......        -          -     (1,443)         -          -     (1,443)
Issuance of 5,080 shares of
   treasury common stock ................        -        124          -          -         28        152
                                          --------   --------   --------   --------   --------   --------
Balance, December 31, 1996 ..............    2,607     18,468     36,962        317       (156)    58,198
Comprehensive income:
   Net income ...........................        -          -      7,341          -          -      7,341
   Unrealized gain on securities
      available for sale, net of
      reclassification and tax effects ..        -          -          -      1,336          -      1,336
                                                                                                  --------
      Total comprehensive income ........                                                           8,677
Dividend declared, $.36 per share .......        -          -     (1,759)         -          -     (1,759)
Issuance of 6,370 shares of
   treasury common stock ................        -        166          -          -         35        201
Two-for-one stock split at par value
   (additional shares issued of
   2,606,690 and 24,673
   of treasury shares) ..................    2,606     (2,606)         -          -          -          -
                                          --------   --------   --------   --------   --------   --------
Balance, December 31, 1997 ..............    5,213     16,028     42,544      1,653       (121)    65,317
Comprehensive income:
   Net income ...........................        -          -      8,414          -          -      8,414
   Unrealized gain on securities
      available for sale, net of
      reclassification and tax effects ..        -          -          -        241          -        241
                                                                                                  --------
      Total comprehensive income ........                                                           8,655
Dividend declared, $.40 per share .......        -          -     (2,149)         -          -     (2,149)
Issuance of 5,589 shares of
   treasury common stock ................        -        172          -          -         30        202
Exercise of stock options ...............        9        148          -          -          -        157
                                          --------   --------   --------   --------   --------   --------
Balance, December 31, 1998 .............. $  5,222   $ 16,348   $ 48,809   $  1,894   $    (91)  $ 72,182
                                          --------   --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------   --------

See accompanying notes to consolidated financial statements.

                     MERCHANTS BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997, and 1996
               (TABLE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Merchants Bancorp, Inc. and its wholly-owned subsidiary, The Merchants National Bank of Aurora, together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation. During 1998, the Company simplified its organizational structure by eliminating all but one of its subsidiaries through mergers. It merged Hinckley State Bank and Fox Valley Bank into The Merchants Bank of Aurora ("Merchants Bank") and merged Valley Banc Services Corp. ("Valley") and V.B.H. Corp. into Merchants Bancorp, Inc. The mergers qualified as tax free reorganizations and were accounted for as internal reorganizations. Accordingly, the notes to the consolidated financial statements have been restated to reflect the internal reorganizations as if they had occurred on January 1, 1996.

The Company provides financial services through its offices in Aurora, Oswego, Hinckley, St. Charles, and Geneva, Illinois to the western Chicago suburbs and surrounding areas. Its primary deposit products are checking, savings, and certificates of deposit, and its primary lending products are residential and commercial mortgages, construction lending, commercial, and installment loans. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property, and other items, although borrower cash flow may also be a primary source of repayment. Merchants Bank also engages in mortgage banking and trust operations.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, and status of contingencies are particularly subject to change.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers cash and due from banks and Federal funds sold to be cash and cash equivalents. Generally, Federal funds are sold for one-day periods. The Company reports net cash flows for short term investments and customer loan, deposit, and repurchase agreement transactions. Net cash flows are also reported for Federal funds purchased and overnight funds. Inflows and outflows are reported separately for Federal Home Loan Bank ("FHLB") term advances.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities, such as FHLB and Federal Reserve Bank stock, are carried at cost. Interest income includes amortization of purchase premium or discount. Realized gains and losses are determined based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income is discontinued when full loan repayment is in doubt, typically when the loan is impaired or payments are ninety days or more past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned: Real estate acquired in settlement of loans is recorded at fair value when acquired. If fair value declines after acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Costs after acquisition are expensed.

Mortgage Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. There was no such valuation allowance recorded at year-end 1998 or 1997.

Goodwill and Core Deposit Intangibles: Goodwill is the excess of purchase price over identified net assets in the 1996 acquisition of Valley. The goodwill is being amortized on the straight-line basis over 20 years. The core deposit intangibles recorded in conjunction with the acquisition of Valley are being amortized using an accelerated method over 10 years.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Trust Assets and Fees: Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets because such amounts are not assets of the Company. Income from trust fees is recorded on the accrual basis.

Thrift Plan: Thrift plan expense is the amount contributed determined in part by formula and in part at the discretion of the board of directors.

Stock Options: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date. Pro-forma disclosures show the effect on income and earnings per share had the option's fair value been recorded, using an option pricing model.

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the year. Diluted earnings per common share includes the dilutive effects of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the consolidated financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applied for 1998, with prior information restated to be comparable.

Segment Reporting: Beginning January 1, 1998, Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131") requires reporting of information regarding reportable operating segments. The Company has identified three operating segments; banking, trust, and mortgage banking. A segment is reportable when it meets certain thresholds relating to revenues, profits or losses, and assets. Since banking is the only reportable operating segment, separate disclosures were not deemed meaningful and were not presented.

New Accounting Pronouncements: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect on the consolidated financial statements, but will depend on the derivative holdings when this standard applies.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Merchants Bank to the Company or by the Company to shareholders.

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

Note 2: SECURITIES

Year-end securities available for sale are summarized as follows:

                                                                       Gross        Gross
                                                        Amortized   Unrealized   Unrealized      Fair
                                                          Cost         Gains       Losses        Value
                                                       ----------   ----------   ----------   ----------
1998
   U.S. Treasury ....................................  $    3,009   $       51   $        -   $    3,060
   U.S. Government agencies .........................      96,521          550         (243)      96,828
   U.S. Government agency
      mortgage backed securities ....................      16,351          187          (50)      16,488
   States and political subdivisions ................      74,134        2,492          (43)      76,583
   Collateralized mortgage obligations ..............       2,834           23           (5)       2,852
   Equity securities ................................       3,041            -          (93)       2,948
                                                       ----------   ----------   ----------   ----------
                                                       $  195,890   $    3,303   $     (434)  $  198,759
                                                       ----------   ----------   ----------   ----------
                                                       ----------   ----------   ----------   ----------
1997
   U.S. Treasury ....................................  $   14,063   $       48   $      (19)  $   14,092
   U.S. Government agencies .........................      85,973          405         (124)      86,254
   U.S. Government agency
      mortgage backed securities ....................      25,886          281          (75)      26,092
   States and political subdivisions ................      60,840        2,176          (35)      62,981
   Collateralized mortgage obligations ..............       8,319           45          (54)       8,310
   Equity securities ................................       7,172            -         (140)       7,032
                                                       ----------   ----------   ----------   ----------
                                                       $  202,253   $    2,955   $     (447)  $  204,761
                                                       ----------   ----------   ----------   ----------
                                                       ----------   ----------   ----------   ----------


Mortgage backed securities are comprised of investments in pools of residential mortgages. The mortgage pools are issued and guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA"). Collateralized mortgage obligations are secured by FHLMC or FNMA certificates. Other securities primarily consist of FHLB stock and Federal Reserve Bank stock.

Contractual maturities of debt securities at December 31, 1998 were as follows. Securities not due at a single maturity date, primarily mortgage backed securities, collateralized mortgage obligations and equity securities, are shown separately.

                                                                                  Amortized      Fair
                                                                                    Cost         Value
                                                                                 ----------   ----------
   Due in one year or less .............................................         $    4,726   $    4,762
   Due after one year through five years ...............................             58,214       59,043
   Due after five years through ten years ..............................             97,662       99,437
   Due after ten years .................................................             13,075       13,242
                                                                                 ----------   ----------
                                                                                    173,677      176,484
   Mortgage backed securities and collateralized mortgage obligations ..             19,172       19,327
   Equity securities ...................................................              3,041        2,948
                                                                                 ----------   ----------
                                                                                 $  195,890   $  198,759
                                                                                 ----------   ----------
                                                                                 ----------   ----------

Sales of securities available for sale were as follows:

                                                                        1998         1997         1996
                                                                    ----------   ----------   ----------
   Proceeds of sales ........................................       $   14,230   $   31,957   $   32,395
   Gross realized gains .....................................              104           88          385
   Gross realized losses ....................................                8          468          189

The 1997 gross losses above includes $168,000 related to the write-off of a municipal security which is of doubtful collectibility. There were no significant concentrations of investments (greater than 10% of stockholders' equity) in any individual security issue except for U.S. Treasury securities and obligations of U.S. Government agencies and corporations. Although the Company holds securities issued by municipalities within the states of Illinois and Wisconsin which in the aggregate exceed 10% of stockholders' equity, none of the holdings from individual municipal issuers exceeded this threshold.

Securities with a carrying amount of approximately $171,849,000 and $144,325,000 at December 31, 1998, and 1997, were pledged to secure public deposits and securities sold under repurchase agreements and for other purposes required or permitted by law. Amounts owed to brokers for securities purchased in December and settled in the following January, are included in accrued interest and other liabilities. These amounts were $1,045,000 and $442,000 as of December 31, 1998, and 1997.

Note 3: LOANS

Major classifications of loans are as follows:

                                                                                      1998         1997
                                                                                 ----------   ----------
   Commercial and industrial ..........................................          $  175,402   $  168,899
   Real estate - commercial ...........................................              87,035       95,755
   Real estate - construction .........................................              92,897       69,901
   Real estate - residential ..........................................             134,009      122,732
   Installment ........................................................             109,970      100,869
   Credit card receivables ............................................               8,483        8,100
   Other loans ........................................................               1,233          813
                                                                                 ----------   ----------
                                                                                    609,029      567,069
   Unearned discount ..................................................                (869)      (1,324)
   Deferred loan fees .................................................                (233)        (397)
                                                                                 ----------   ----------
                                                                                 $  607,927   $  565,348
                                                                                 ----------   ----------
                                                                                 ----------   ----------

Past due and nonaccrual loans were as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
   Nonaccrual loans ............................................... $    5,164   $    4,623   $    2,970
   Interest income recorded on nonaccrual loans ...................        245          225          101
   Interest income which would have been accrued
      on nonaccrual loans .........................................        461          356          335
   Loans 90 days or more past due and still accruing interest .....          -            -            -

Impaired loans were as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
   Year-end loans with no allowance for loan losses allocated ..... $    2,446   $    2,234   $      523
   Year-end loans with allowance for loan losses allocated ........      1,201        1,325          905
   Amount of the allowance allocated ..............................        846          473          363

   Average of impaired loans during the year ......................      2,762        2,705        1,480
   Interest income recognized during impairment ...................         19          277          191
   Cash-basis interest income recognized ..........................        259          174           89


Note 4: ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
   Balance at beginning of year ................................... $    8,360   $    7,274   $    5,176
   Increase due to acquisition of Valley ..........................          -            -          798
   Provision for loan losses ......................................      2,112        2,636        2,014
   Loans charged-off ..............................................     (2,563)      (2,122)      (2,241)
   Recoveries .....................................................        598          572        1,527
                                                                    ----------   ----------   ----------
   Balance at end of year ......................................... $    8,507   $    8,360   $    7,274
                                                                    ----------   ----------   ----------
                                                                    ----------   ----------   ----------

Note 5: PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                                       1998         1997
                                                                                 ----------   ----------
Land ..............................................................              $    1,194   $    1,194
Premises ..........................................................                  11,306       10,690
Furniture and equipment ...........................................                  10,225        9,558
                                                                                 ----------   ----------
                                                                                     22,725       21,442
Accumulated depreciation ..........................................                 (10,853)     (10,147)
                                                                                 ----------   ----------
                                                                                 $   11,872   $   11,295
                                                                                 ----------   ----------
                                                                                 ----------   ----------


Depreciation expense amounted to approximately $1,976,000, $1,798,000, and $1,620,000 for the years ended December 31, 1998, 1997, and 1996. During 1997, Merchants Bank contributed its building in downtown Aurora, Illinois, to a charitable organization. At the time of the donation the building was carried at a net depreciated amount of $850,000.

Note 6: DEPOSITS

Time deposits of $100,000 or more were $137,006,000 and $91,220,000 at year-end 1998 and 1997.

At year-end 1998, scheduled maturities of time deposits were as follows:

   1999 .................................................................................     $  262,605
   2000 .................................................................................         55,372
   2001 .................................................................................         20,714
   2002 .................................................................................         12,046
   2003 .................................................................................         14,753
                                                                                              ----------
      Total .............................................................................     $  365,490
                                                                                              ----------
                                                                                              ----------

Note 7: BORROWING

Federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan deposits are financing arrangements. Securities sold under repurchase agreements with the State of Illinois are held by the State of Illinois. Physical control is maintained for all other securities sold under repurchase agreements.

The Company has pledged first mortgage loans on residential property in an amount equal to at least 167% of the outstanding FHLB advances. FHLB term advances at December 31, 1998, mature as follows:

                                                                                     Amount  Interest Rate
                                                                                 ----------  -------------
   1999 .....................................................................    $   12,500      5.97%
   2000 .....................................................................        12,500      6.02
   2001 .....................................................................         4,750      6.21
   2002 .....................................................................        12,500      5.86
                                                                                 ----------
      Total and weighted average interest rate ..............................    $   42,250      5.98
                                                                                 ----------
                                                                                 ----------


Notes payable at December 31, 1998 consisted of a $6,125,000 fixed rate note which bears interest at a rate of 7.03%. Scheduled principal reductions on the note were as follows:

   1999 .....................................................................                 $      875
   2000 .....................................................................                        875
   2001 .....................................................................                        875
   2002 .....................................................................                        875
   2003 .....................................................................                        875
   Thereafter ...............................................................                      1,750
                                                                                              ----------
      Total .................................................................                 $    6,125
                                                                                              ----------
                                                                                              ----------



Note 8: EMPLOYEE BENEFIT PLANS

Prior to 1997, the Company maintained a noncontributory pension plan covering substantially all full-time employees of the Company and Merchants Bank who had completed age and service requirements. On January 5, 1996, all pension plan benefits were frozen, with the intent of considering alternative methods of providing retirement benefits to employees. In December 1996, the Company approved terminating the pension plan. During 1997, plan participants were given the option to receive their vested benefits under the plan in the form of lump sums, annuities, or rollovers to either the Company's Employee Contributory Thrift Plan (the "Thrift Plan") or to an individual retirement account. In addition, 25% of the excess assets remaining in the plan after the vested benefits were paid were transferred to the Thrift Plan, a "qualified benefit plan," as allowed in the Internal Revenue Code of 1986. As of December 31, 1997, all vested benefit obligations had been settled and the transfer to the Thrift Plan had been completed.

As a result of the termination and amendment of the plan, at December 31, 1997, the Company recorded a receivable and income of approximately $214,000 and accrued an excise tax liability of approximately $43,000, which were received and paid in January, 1998. No pension cost was recorded in 1997. The total pension income under the pension plan approximated $181,000 during 1996, and was composed of the following components:

                                                                                                    1996
                                                                                              ----------
Interest cost on projected benefit obligation ...........................................     $      262
Actual return on plan assets ............................................................           (916)
Net amortization and deferral ...........................................................            473
                                                                                              ----------
                                                                                              $     (181)
                                                                                              ----------
                                                                                              ----------


The Thrift Plan covers employees who work a minimum of 1,000 hours per year and have been with the Company at least one year. Vesting in Company contributions to the Thrift Plan is scheduled over seven years from the date of employment. The Company contributes an amount determined by the Board of Directors to all eligible participants. In addition, for each dollar the participant deposits up to 6% of annual salary, the Company will contribute an additional fifty cents. Total contributions under the Thrift Plan amounted to approximately $622,000, $665,000, and $581,000 for the years ended December 31, 1998, 1997, and 1996.

Note 9: INCOME TAXES

Income tax expense (benefit) was as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Current federal ................................................    $    2,602   $    2,416   $    2,672
Current state ..................................................           649          526          452
Deferred federal ...............................................           (28)      (1,720)        (544)
Deferred state .................................................            (6)        (333)        (124)
                                                                    ----------   ----------   ----------
                                                                    $    3,217   $      889   $    2,456
                                                                    ----------   ----------   ----------
                                                                    ----------   ----------   ----------

In addition to the preceding taxes on operations, taxes allocated for components of other comprehensive income, which were comprised of the net unrealized gains (losses) on securities available for sale, were $120,000, $743,000, and ($635,000) in 1998, 1997, and 1996.

As noted previously, during 1997 Merchants Bank donated its former main office building with a carrying value of $850,000 to a charitable organization. The building was appraised at $4,130,000 during 1997. The Company recorded a tax benefit of $1,504,000 during 1997 related to the charitable contribution tax credits generated as a result of the contribution, which the Company projects will all be utilized. At December 31, 1998, the Company had $2,403,000 of charitable contribution carryforwards, which expire in 2002.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Tax at statutory federal income tax rate .......................    $    3,955   $    2,798   $    3,055
Nontaxable interest income,
   net of disallowed interest deduction ........................        (1,191)        (947)        (901)
Tax benefit of building donation ...............................             -       (1,031)           -
State income taxes, net of federal benefit .....................           441          119          216
Other, net .....................................................            12          (50)          86
                                                                    ----------   ----------   ----------
                                                                    $    3,217   $      889   $    2,456
                                                                    ----------   ----------   ----------
                                                                    ----------   ----------   ----------

The following are the components of the deferred tax assets and liabilities:

                                                                                       1998         1997
                                                                                 ----------   -----------
Gross deferred tax liabilities:
   Depreciation .............................................................    $     (290)  $     (339)
   Unrealized gain on securities available for sale .........................          (975)        (855)
   Discount accretion .......................................................           (82)        (232)
   Intangible assets ........................................................          (689)        (840)
   Mortgage servicing rights ................................................          (763)        (378)
   Other liabilities ........................................................          (436)        (253)
                                                                                 ----------   -----------
      Gross deferred tax liabilities ........................................        (3,235)      (2,897)
                                                                                 ----------   -----------
Gross deferred tax assets:
   Allowance for loan losses ................................................         3,296        2,742
   Deferred loan fees .......................................................             -           28
   Charitable contribution carryover ........................................           931        1,232
   Other assets .............................................................            57           30
                                                                                 ----------   -----------
      Gross deferred tax assets .............................................         4,284        4,032
                                                                                 ----------   -----------
      Net deferred tax asset ................................................         1,049        1,135
      Valuation allowance for deferred tax assets ...........................             -            -
                                                                                 ----------   -----------
      Net deferred tax asset ................................................    $    1,049   $    1,135
                                                                                 ----------   -----------
                                                                                 ----------   -----------

Note 10: RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 1998 were as follows:

   Beginning balance ........................................................                 $   20,980
   New loans ................................................................                      2,894
   Effect of changes in related parties .....................................                     (2,958)
   Repayments ...............................................................                     (6,633)
                                                                                              ----------
   Ending balance ...........................................................                 $   14,283
                                                                                              ----------
                                                                                              ----------

Note 11: STOCK OPTIONS

The Stock Incentive Plan (the "Incentive Plan") authorizes the issuance of up to 250,000 shares of the Company's common stock, including the granting of qualified stock options ("Incentive Stock Options"), nonqualified stock options, restricted stock and stock appreciation rights. Stock based awards may be granted to selected directors and officers or employees at the discretion of the Board of Directors. The Incentive Plan requires the exercise price of any incentive stock option issued to an employee to be at least equal to the fair market value of Company common stock on the date the option is granted. All stock options are granted for a maximum term of ten years, with vesting occurring over the first three years.

Nonqualified stock options may be granted to directors based upon a formula. These and other awards under the Incentive Plan may be granted subject to a vesting requirement and would become fully vested upon a merger or change in control of the Company. As of December 31, 1998, there were no nonqualified stock options, stock appreciation rights, or restricted stock issued under the Incentive Plan.

A summary of activity in the Incentive Plan and options outstanding as of year-end is as follows:

                                                1998                  1997                   1996
                                          ------------------   -------------------    ------------------
                                                    Weighted              Weighted              Weighted
                                                     Average               Average               Average
                                                    Exercise              Exercise              Exercise
                                          Shares      Price     Shares      Price     Shares      Price
                                          -------   --------   --------   --------    -------   --------
Beginning outstanding ..................  152,290   $  14.69    112,380   $  13.42     73,904   $  12.34
Granted ................................   28,134      26.63     39,910      18.25     38,476      15.50
Exercised ..............................   (9,012)     12.34          -          -          -          -
                                          -------   --------   --------   --------    -------   --------
Ending outstanding .....................  171,412   $  16.77    152,290   $  14.69    112,380   $  13.42
                                          -------   --------   --------   --------    -------   --------
                                          -------   --------   --------   --------    -------   --------
Options exercisable at year-end ........  139,361   $  15.30    112,872   $  13.76     74,352   $  12.88
Weighted average fair value
   of options granted during
   the year ............................            $  11.79              $  10.61              $   1.47

                                                                   Outstanding           Exercisable
                                                                -------------------  -------------------
                                                                          Weighted
                                                                           Average              Weighted
                                                                          Remaining              Average
                                                                         Contractual            Exercise

Range of Exercise Prices                                        Number        Life     Number      Price
------------------------                                        -------       ----   --------   --------
$12.31 - $15.50 ........................                        103,368        6.5    103,368   $  13.52
$18.25 - $26.63 ........................                         68,044        8.6     35,993      20.43
------------------------                                        -------       ----   --------   --------
Outstanding at year end ................                        171,412        7.3    139,361   $  15.30
------------------------                                        -------       ----   --------   --------
------------------------                                        -------       ----   --------   --------

The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 been used to measure compensation cost for stock option plans.

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Net income as reported ..........................................   $    8,414   $    7,341   $    6,528
Pro forma net income ............................................        8,211        7,081        6,493
Basic earnings per share as reported ............................         1.63         1.42         1.27
Pro forma basic earnings per share ..............................         1.59         1.37         1.26
Diluted earnings per share as reported ..........................         1.60         1.41         1.26
Pro forma diluted earnings per share ............................         1.56         1.36         1.26


The pro forma effects are computed using option pricing models with the following assumptions:

                                                                         1998         1997         1996
                                                                        -----        -----        -----
Risk free interest rate ..........................................       4.50%        5.50%        6.54%
Expected option life, in years ...................................         10           10           10
Expected stock price volatility ..................................      28.33%       17.28%        1.65%
Dividend yield ...................................................       1.75%        1.75%        1.75%

Note 12: CAPITAL

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: Well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

As of the Company's and the Bank's most recent regulatory notification, the Company and the Bank were categorized as well capitalized. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories.

Capital levels and minimum required levels:

                                                                  Minimum Required      Minimum Required
                                                                     for Capital           to be Well
                                                 Actual           Adequacy Purposes        Capitalized
                                           Amount      Ratio     Amount      Ratio     Amount      Ratio
                                          --------    -------   --------    -------   --------    -------
1998
Total capital to risk weighted assets
   Consolidated ..........................$ 70,947     10.98%   $ 51,697      8.00%   $ 64,621     10.00%
   Merchants Bank ........................  74,376     11.64      51,137      8.00      63,921     10.00
Tier 1 capital to risk weighted assets
   Consolidated ..........................  62,859      9.73      25,848      4.00      38,773      6.00
   Merchants Bank ........................  66,288     10.37      25,568      4.00      38,353      6.00
Tier 1 capital to average assets
   Consolidated ..........................  62,859      7.30      34,423      4.00      43,029      5.00
   Merchants Bank ........................  66,288      7.70      34,423      4.00      43,029      5.00

1997
Total capital to risk weighted assets
   Consolidated ..........................  63,285     10.42      48,594      8.00      60,743     10.00
   Merchants Bank* .......................  67,943     11.26      48,272      8.00      60,340     10.00
Tier 1 capital to risk weighted assets
   Consolidated ..........................  55,583      9.15      24,297      4.00      36,446      6.00
   Merchants Bank* .......................  60,288      9.99      24,139      4.00      36,209      6.00
Tier 1 capital to average assets
   Consolidated ..........................  55,583      6.91      32,166      4.00      40,207      5.00
   Merchants Bank* .......................  60,288      7.50      32,154      4.00      40,192      5.00


* Restated to reflect the 1998 merger of subsidiary banks accounted for as an internal reorganization.

National and state bank regulations and capital guidelines limit the amount of dividends that may be paid by Merchants Bank without prior regulatory approval. At January 1, 1999, approximately $11,612,000 was available for the payment of dividends by Merchants Bank to the Company.

Note 13: OFF BALANCE SHEET ACTIVITIES

The Company and its subsidiaries are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liability, if any, resulting from these actions will not have an adverse material effect on the Company's consolidated financial position, liquidity, or results of operations.

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end:

                                                                                      1998         1997
                                                                                 ----------   ----------
   Commitments to extend credit
      Fixed rate .............................................................   $   53,937   $   33,807
      Variable rate ..........................................................       84,298      115,501
   Standby letters of credit .................................................       24,116       24,682

The Company has entered into agreements to sell mortgage loans to FHLMC. The amounts remaining with FHLMC, under these agreements, at December 31, 1998, and 1997, were $20,114,000 and $19,623,000.

The Bank maintained reserves in accordance with Federal Reserve requirements of $800,000 at December 31, 1998, and 1997.

The Company leases office space in two locations. One location is leased at a market rate from a company in which a director of the Company has an ownership interest. Obligations under these leases are as follows:

   1999 ......................................................................                $      268
   2000 ......................................................................                       276
   2001 ......................................................................                       280
   2002 ......................................................................                       284
   2003 ......................................................................                       287
   Thereafter ................................................................                       703
                                                                                              ----------
      Total ..................................................................                $    2,098
                                                                                              ----------
                                                                                              ----------

Note 14: FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying amount and estimated fair values of financial instruments were as follows:

                                                                1998                       1997
                                                       -----------------------   -----------------------
                                                        Carrying       Fair       Carrying       Fair
                                                         Amount        Value       Amount        Value
                                                       ----------   ----------   ----------   ----------
Financial assets:
   Cash and due from banks ..........................  $   38,679   $   38,679   $   35,914   $   35,914
   Federal funds sold ...............................       5,000        5,000        7,080        7,080
   Securities available for sale ....................     198,759      198,759      204,761      204,761
   Loans held for sale ..............................       9,678        9,678        2,833        2,833
   Loans, net .......................................     599,420      603,698      556,988      562,647
   Accrued interest receivable ......................       5,005        5,005        5,260        5,260
Financial liabilities:
   Deposits .........................................  $ (742,057)    (744,061)  $ (650,718)  $ (650,968)
   Federal funds purchased and securities
      sold under repurchase agreements ..............     (13,320)     (13,320)     (44,854)     (44,854)
   Notes payable ....................................      (6,125)      (6,323)     (14,000)     (14,000)
   Accrued interest payable .........................      (2,775)      (2,775)      (2,610)      (2,610)
   Due to broker ....................................      (1,045)      (1,045)        (442)        (442)
   FHLB term advances ...............................     (42,250)     (42,833)     (59,750)     (59,418)


Note 15: SUPPLEMENTARY CASH FLOW INFORMATION

Supplemental disclosures to the consolidated statements of cash flows are as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Income taxes paid ..............................................    $    3,532   $    3,593   $    3,562
Interest paid ..................................................        32,286       27,969       23,821
Noncash transfers from loans to other real estate owned ........           417          181          106
Purchase of Valley Banc Services Corp.:
   Fair value of assets acquired ...............................            --           --   $  129,126
   Debt assumed ................................................            --           --       (3,550)
   Purchase price ..............................................            --           --      (21,339)
                                                                                              ----------
   Liabilities assumed .........................................            --           --   $  104,237
                                                                                              ----------
                                                                                              ----------

Note 16: EARNINGS PER SHARE

                                                                         1998         1997         1996
                                                                     ---------    ---------    ---------
Basic Earnings Per Share:
   Weighted-average common shares outstanding ..................     5,175,972    5,162,009    5,151,440
   Net income available to common stockholders .................    $    8,414   $    7,341   $    6,528
   Basic earnings per share ....................................    $     1.63   $     1.42   $     1.27

Diluted Earnings Per Share:
   Weighted-average common shares outstanding ..................     5,175,972    5,162,009    5,151,440
   Dilutive effect of stock options ............................        74,494       44,839       12,372
   Diluted average common shares outstanding ...................     5,250,466    5,206,848    5,163,812
                                                                     ---------    ---------    ---------
                                                                     ---------    ---------    ---------
   Net income available to common stockholders .................    $    8,414   $    7,341   $    6,528
   Diluted earnings per share ..................................    $     1.60   $     1.41   $     1.26

Note 17: STOCKHOLDER RIGHTS PLAN

Pursuant to a plan adopted by the Company in October, 1998, each share of the Company's common stock carries a one-sixth of a right (referred to as a "Right") to purchase one hundredth of a share of Series A Junior Participating Stock, $1.00 par value ("Preferred Stock"), at a price of $450.00 (subject to adjustment). The Rights are tradable only with the Company's common stock until they become exercisable. The Rights become exercisable ten business days after the earlier of the date a person acquires or commences a tender offer to acquire 15% or more of the Company's common stock. The Rights are subject to redemption by the Company at a price of $0.01 per Right, subject to certain limitations, and will expire on October 23, 2008. The Preferred Stock Rights carry preferential dividend and liquidation rights and certain voting and other rights.

If after the Rights become exercisable, the Company or its assets are acquired in certain merger or other transactions, except under certain circumstances, each holder of a Right may purchase at the exercise price of the Right, shares of common stock of the acquiring or surviving company having a market value of two times the exercise price of the Right. In addition, if after the Rights become exercisable, any person becomes the owner of 15% of the Company's outstanding common stock, then each holder of a Right may purchase at the exercise price of the Right, shares of the Company's common stock (or in certain cases, cash, property, or other securities of the Company) having a market value of twice the exercise price of the Right. Rights held by an acquiring person become void upon the occurrence of such an event.

Note 18: PARENT COMPANY ONLY CONDENSEd FINANCIAL INFORMATION

Presented below are the condensed balance sheets and condensed statements of income and cash flows for Merchants Bancorp, Inc. The balance sheet for 1997 and the statement of cash flows for 1997 and 1996 were restated to reflect the 1998 internal reorganization.

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                                      1998         1997
                                                                                 ----------   ----------
ASSETS
Noninterest-bearing deposit with bank subsidiary ..............................  $    2,982   $    9,572
Investment in subsidiary, at equity ...........................................      75,611       70,021
Other assets ..................................................................         431          460
                                                                                 ----------   ----------
                                                                                 $   79,024   $   80,053
                                                                                 ----------   ----------
                                                                                 ----------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable .................................................................  $    6,125   $   14,000
Accrued interest and other liabilities ........................................         717          736
Stockholders' equity ..........................................................      72,182       65,317
                                                                                 ----------   ----------
                                                                                 $   79,024   $   80,053
                                                                                 ----------   ----------
                                                                                 ----------   ----------

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
OPERATING INCOME
Cash dividends received from subsidiary .........................   $    3,932   $    2,678   $    2,625
Other income ....................................................           32            -            -
                                                                    ----------   ----------   ----------
                                                                         3,964        2,678        2,625
                                                                    ----------   ----------   ----------
OPERATING EXPENSES
Interest on notes payable .......................................          939          969          422
Other expenses ..................................................          507          373          367
                                                                    ----------   ----------   ----------
                                                                         1,446        1,342          789
                                                                    ----------   ----------   ----------
Income before income taxes and equity in
   undistributed net income of subsidiary .......................        2,518        1,336        1,836
Income tax benefit ..............................................         (547)        (553)        (309)
                                                                    ----------   ----------   ----------
Income before equity in undistributed
   net income of subsidiary .....................................        3,065        1,889        2,145
Equity in undistributed net income of subsidiary ................        5,349        5,452        4,383
                                                                    ----------   ----------   ----------
      Net income ................................................   $    8,414   $    7,341   $    6,528
                                                                    ----------   ----------   ----------
                                                                    ----------   ----------   ----------

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996


                                                                          1998         1997         1996
                                                                    ----------   ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ........................................................ $    8,414   $    7,341   $    6,528
Adjustments to reconcile net income to net
   cash from operating activities:
      Equity in undistributed net income of subsidiaries ..........     (5,349)      (5,452)      (4,383)
      Other, net ..................................................         10         (864)         704
                                                                    ----------   ----------   -----------
      Net cash from operating activities ..........................      3,075        1,025        2,849
                                                                    ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Valley Banc Services Corp., net ....................          -            -      (21,336)
Net proceeds from sale of net assets available for sale ...........          -            -        8,831
                                                                    ----------   ----------   -----------
Net cash from investing activities ................................          -            -      (12,505)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of notes payable .........................................          -            -       14,000
Principal payments on notes payable ...............................     (7,875)           -       (3,550)
Proceeds from exercise of incentive stock options .................        157            -            -
Dividends paid, net of dividend reinvestments .....................     (1,947)      (1,558)      (1,239)
                                                                    ----------   ----------   -----------
      Net cash from financing activities ..........................     (9,665)      (1,558)       9,211
                                                                    ----------   ----------   -----------
      Net change in cash and cash equivalents .....................     (6,590)        (533)        (445)
      Cash and cash equivalents at beginning of year ..............      9,572       10,105       10,550
                                                                    ----------   ----------   -----------
      Cash and cash equivalents at end of year .................... $    2,982   $    9,572   $   10,105
                                                                    ----------   ----------   -----------
                                                                    ----------   ----------   -----------

Note 19: OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   -----------
Unrealized holding gains (losses) on
   securities available for sale .................................. $      457   $    1,699   $   (1,521)
Less reclassification adjustments for (gains) losses
   recognized in income ...........................................        (96)         380         (196)
                                                                    ----------   ----------   -----------
Net unrealized gains (losses) .....................................        361        2,079       (1,717)
Tax effect ........................................................       (120)        (743)         584
                                                                    ----------   ----------   -----------
Other comprehensive income (loss) ................................. $      241   $    1,336   $   (1,133)
                                                                    ----------   ----------   -----------
                                                                    ----------   ----------   -----------

Note 20: MORTGAGE BANKING

Mortgage loans serviced for others are not reported as assets. The unpaid principal balances of these loans and related escrow deposit balances were as follows:

                                                                                     1998         1997
                                                                                 ----------   ----------
Mortgage loan portfolios serviced for:
   Federal Home Loan Mortgage Corporation .........................              $  237,289   $  190,516
   Federal National Mortgage Association ..........................                  77,536       80,061
   Other investors ................................................                   5,161        4,915
                                                                                 ----------   ----------
                                                                                 $  319,986   $  275,492
                                                                                 ----------   ----------
                                                                                 ----------   ----------
Related escrow deposit balances ...................................              $    2,409   $    2,043
                                                                                 ----------   ----------
                                                                                 ----------   ----------

Activity for capitalized mortgage servicing rights was as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Balance at beginning of year ...................................... $    1,674   $    1,438   $    1,165
Origination of mortgage servicing rights ..........................      1,529          633          568
Amortization ......................................................       (763)        (397)        (295)
                                                                    ----------   ----------   ----------
Balance at end of year ............................................ $    2,440   $    1,674   $    1,438
                                                                    ----------   ----------   ----------
                                                                    ----------   ----------   ----------

There was no valuation allowance recorded in the years presented.

Selected information was as follows:

                                                                          1998         1997         1996
                                                                    ----------   ----------   ----------
Interest on loans held for sale ................................... $      376   $      141   $      245
Net gains on sales of loans .......................................      2,384        1,106          981
Loan servicing income .............................................        903          845          785
Amortization of mortgage servicing rights .........................        763          397          295

                          Independent Auditors' Report


Stockholders and Board of Directors
Merchants Bancorp, Inc.
Aurora, Illinois

We have audited the accompanying consolidated balance sheets of Merchants Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merchants Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.





/s/ CROWE, CHIZEK AND COMPANY LLP
---------------------------------
Crowe, Chizek and Company LLP


Oak Brook, Illinois
February 5, 1999

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

Merchants Bancorp, Inc. ("Company"), a bank holding company headquartered in Aurora, Illinois, is one of the leading commercial banking and trust institutions in Aurora and surrounding communities. The Company conducts a full service community banking and trust business through its wholly-owned subsidiary bank, The Merchants National Bank of Aurora ("Merchants Bank"). The Bank has four locations in Aurora, two branches in each of Geneva and St. Charles, and has branches in Hinckley, Oswego, and Sugar Grove, all of which are located in Illinois. In addition, the Company's Administrative Center, serving all locations, is located in Aurora.

Aurora is located in the Fox River Valley approximately 40 miles west of Chicago, Illinois, at the leading edge of the expanding boundaries of metropolitan Chicago. Also passing through this area is U.S. Interstate Highway 88, which the State of Illinois has designated as a high-tech corridor. The Company's market area stretches along the Fox River Valley, from Oswego to the South to St. Charles to the North, and as far west as Hinckley, which is approximately 17 miles west of Aurora. This is a dynamic and fast growing area which is ideally suited to community banking. Aurora's population grew 22% in the 1980's and is projected to grow 60% in the 1990's.

As a large, community-oriented, independent financial institution in the greater Aurora area, the Company is well positioned to take advantage of the growth of Aurora and its surrounding communities. Merchants Bank has continuously served the Aurora community since it was chartered in 1888. Each location operates as a traditional community bank with conveniently located facilities and a professional, highly motivated staff which is active in the community, focuses on long-term relationships with customers and provides individualized quality service. This strategy, coupled with a long record of service, has allowed it to compete successfully in each banking market it serves.

During 1998, the Company simplified its organizational structure by eliminating all but one of its subsidiaries through mergers. It merged Hinckley State Bank and Fox Valley Bank into Merchants Bank and merged Valley and V.B.H. Corp. into Merchants Bancorp, Inc. The mergers qualified as tax free reorganizations and were accounted for as internal reorganizations. Accordingly, the notes to the consolidated financial statements have been restated to reflect the internal reorganizations as if they had occurred on January 1, 1996.

The Board of Directors declared a two-for-one stock split on the Company's common stock effective September 30, 1997. Par value remained unchanged at $1 per share. References to earnings per share and dividends per share for all periods have been restated to reflect the stock split.

Record net income of $8,414,000, or $1.63 per share was achieved in 1998, which compares with $7,341,000, or $1.42 per share in 1997, and $6,528,000 or $1.27 per share in 1996. Diluted earnings per share was $1.60, $1.41, and $1.26 in 1998, 1997, and 1996. Increases in both net interest income and noninterest income contributed to these increases. Net interest income grew $2.1 million (7.1%) to $31.0 million in 1998, and grew $2.6 million (10.0%) to $29.0 million in 1997, largely due to an increase in earning assets in each year. Noninterest income, excluding securities gains and losses, grew $2,419,000 (24.1%) to $12.5 million in 1998, and grew $695,000 (7.4%) to $9.7 million in 1997. Increases in noninterest income in the three-year period presented can be attributed to increased mortgage banking income and trust income. Mortgage banking income has nearly doubled and trust income has averaged over 14% annual growth during this period.

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

A review of overall trends shows that net interest income grew during each of the last three years. The primary cause for these increases was the growth in earning assets and deposits of the Company. Net interest income was $31.0 million, $29.0 million, and $26.3 million in 1998, 1997, and 1996. Net interest income to average total earning assets on a fully tax equivalent basis was 4.17% in 1998, 4.35% in 1997, and 4.49% in 1996.

The net interest margin declined from 4.35% in 1997 to 4.17% in 1998. The average yield on earning assets decreased from 8.42% in 1997 to 8.26% in 1998, while the average rate on interest bearing liabilities increased slightly from 4.83% in 1997 to 4.86% in 1998. The net interest margin declined in

1997, as the yield on earning assets increased from 8.38% to 8.42% while the average rate on interest bearing liabilities increased from 4.54% in 1996 to 4.83% in 1997. The liabilities which have grown the most over the periods being discussed are time deposits and borrowed funds, which generally bear higher interest rates than other sources, such as checking and savings accounts.

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

Provision for Loan Losses

The Company's provision for loan losses was $2,112,000 in 1998, $2,636,000 in 1997, and $2,014,000 in 1996. Provisions for loan losses are made to recognize current period net charge off activity, and to provide for future losses on loans which are identified as possible in the loan review process. The allowance for loan losses as a percentage of total loans was 1.40%, 1.48%, and 1.59% as of December 31, 1998, 1997, and 1996. The rate of loan growth at Merchants Bank in all years presented contributed to the decline in this ratio. Net charge-offs were $1,965,000, $1,550,000, and $714,000, in 1998, 1997, and 1996. Net
charge-offs as a percentage of average loans 0.34% in 1998, from 0.31% in 1997, and 0.18% in 1996.

The provision for loan losses is based on management's judgement of the amount necessary to maintain the allowance for loan losses at an adequate level, as is addressed in the "Allowance for Loan Losses" section of this discussion. The decline in the amount provided in 1998, compared with the amount provided in 1997, is related to the detailed analysis of the adequacy of the allowance for loan losses, which is updated at least quarterly. In addition, the rate of growth in the portfolio is considered when management determines the level of provisions for loan losses to be made in a given year. Total loans grew 50.1% in 1996, including the acquisition of Valley, and grew 26.9% in 1997. The amount of new loans acquired through growth and the acquisition were considered when provisions for loan losses were made in 1996 and 1997. Reduced loan growth of 7.5% in 1998, in addition to the detailed analysis of the adequacy of the allowance for loan losses, contributed to the reduced provision for loan losses.

Noninterest Income

The table on page 31 shows the Company's noninterest income for the years indicated.

During 1998, noninterest income excluding securities gains and losses grew $2,419,000 (24%) to $12.5 million, primarily based on increases in trust income and mortgage banking income. 1997 noninterest income excluding securities gains increased $695,000 (7.4%) based on increases in trust income, mortgage banking income, and service charges and fees. Trust income increased $307,000 (13%) to $2,622,000 in 1998, and increased $287,000 (14%) to $2,315,000 in 1997, from
$2,028,000 in 1996. The rate of change in trust assets under management is not the same as the rate of change in trust income because some services are not based on the amount of assets under management. Assets under management

--------------------------------------------------------------------------------
Analysis of Changes in Interest Income (In thousands)

                                                                                     Change Due to
                                                                                ------------------------
                                                                    Total         Average       Average
                                                                   Change         Balance        Rate
                                                                 ----------     ----------    ----------
1998 Compared to 1997:
Earning assets ................................................  $    6,379     $    7,954    $   (1,575)
Interest-bearing liabilities ..................................       3,892          3,912           (20)
                                                                 ----------     ----------    ----------
Net interest income ...........................................  $    2,487     $    4,042    $   (1,555)
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------
1997 Compared to 1996:
Earning assets ................................................  $    7,177     $    8,059    $     (882)
Interest-bearing liabilities ..................................       4,421          3,092         1,329
                                                                 ----------     ----------    ----------
Net interest income ...........................................  $    2,756     $    4,967    $   (2,211)
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

increased to $486 million at December 31, 1998, after increasing to $440 million at December 31, 1997, from $361 million at December 31, 1996.

Mortgage banking noninterest income was $4,228,000 in 1998, compared with $2,358,000 in 1997, and $2,202,000 in 1996. Included in these totals, mortgage servicing income was $903,000 in 1998, $845,000 in 1997, and $785,000 in 1996.
Unamortized mortgage servicing rights totaled $2,440,000 and $1,674,000 at December 31, 1998 and 1997. Amortization of this asset was $763,000, $397,000, and $295,000 in 1998, 1997, and 1996, and is included in noninterest expenses, as discussed below. The total servicing portfolio, including purchased and originated loans, was $320 million and $275 million at December 31, 1998 and 1997. Management's plans are to continue increasing the size of the servicing portfolio, primarily through retention of the servicing rights of mortgages originated by the Company.

Management's strategy with regard to the mortgage banking business is to generate earning assets for the Company at a minimal net cost of origination, and to build profitable customer relationships. This strategy has been successful. The residential loan portfolio, which was $134 million as of December 31, 1998, is entirely composed of in-market mortgages. Mortgage customers have an average of nearly three services through Merchants Bank. Although mortgage assets can be built through purchasing mortgage loans or mortgage-backed securities, the direct origination of mortgages is a more profitable approach. Originated mortgages carry interest rates which are higher than can typically be attained through the purchase of mortgage-backed securities, and such securities would not offer the significant cross-sell opportunities that are available through direct origination of mortgages.

Service charges and fees totaled $4,228,000, $4,235,000, and $3,796,000 in 1998,
1997, and 1996. The $439,000 (11.6%) increase in 1997 is attributable to changes in fee structure and increased overdraft activity. In 1998, fees generated by the overall increase in service charge activity, including items ranging from check orders to brokerage and investment advisory fees, were offset by a decline in overdrafts.

Sales of securities available for sale totaled $14.2 million during 1998, $32.0 million during 1997, and $32.4 million in 1996, resulting in net gains of $96,000 in 1998, net losses of $380,000 in 1997, and net gains of $196,000 in
1996. These securities were sold due to changes in interest rates, availability of alternative investments, liquidity needs, and other factors.

Other noninterest income was $1,381,000, $1,132,000, and $1,319,000 in 1998,
1997, and 1996. The increase of $249,000 (22.0%) in 1998 is primarily attributable to an ATM surcharge fee which was instituted in 1998, and totaled $211,000. The decline of $187,000 (14.2%) from 1996 to 1997 was primarily the result of a recovery of prior period income which occurred in 1996 of approximately $179,000.

Noninterest Expenses

The table on page 32 shows the Company's noninterest expenses for the years indicated.

Noninterest expenses increased $2,071,000 (7.5%) in 1998, and increased $2,889,000 (11.6%) in 1997. Excluding the building contribution in 1997, all other expenses increased $2,921,000 (10.9%) in 1998, and $2,039,000 (8.2%) in
1997.

Salaries and benefits increased $1,640,000 (12.1%) to $15.2 million in 1998, compared to $13.6 million in 1997, and $12.9 million in 1996. Commissions and incentives, which are included in salaries and benefits, increased $487,000 (34.1%) to $1,915,000 in 1998 and increased $216,000 (17.8%), to $1,428,000 in
1997. The Company has pursued an employee compensation strategy which places greater emphasis on achieving performance objectives. In addition, the significant increase in mortgage activity in 1998 is associated with commissioned mortgage originations. Upon termination of the defined benefit pension plan in 1997, income of approximately $214,000 was recorded, reflecting a reversion of plan assets to the Company. Contributions to the Company's Thrift Plan totaled $622,000 in 1998, $665,000 in 1997, and $581,000 in 1996. The full time equivalent number of employees was 348, 347, and 341 as of December 31, 1998, 1997, and 1996.

Occupancy expenses were $213,000 (11.1%) higher in 1998 than in 1997, after an increase of $295,000
--------------------------------------------------------------------------------
Noninterest Income (In thousands)

                                                                       1998           1997          1996
                                                                 ----------     ----------    ----------
Trust income ..................................................  $    2,622     $    2,315    $    2,028
Mortgage banking income .......................................       4,228          2,358         2,202
Service charges and fees ......................................       4,228          4,235         3,796
Securities gains (losses), net ................................          96           (380)          196
Other income ..................................................       1,381          1,132         1,319
                                                                 ----------     ----------    ----------
   Total noninterest income ...................................  $   12,555     $    9,660    $    9,541
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

(18.3%) in 1997, compared to 1996. In late 1997 the Company moved its administrative and operations functions to a leased location in Aurora, Illinois. The costs associated with the move and the lease cost of the new location are the primary cause of the increase in occupancy expense in both 1998 and 1997. Functions which were spread among multiple locations now occupy a single, modern facility.

Furniture and equipment expenses increased $412,000 (22.4%) in 1998, and $188,000 (11.4%) in 1997. While the move described above added some furniture, most of the increase is associated with investments in equipment. The growth of the Company and advancements in available technologies have contributed to the increase in equipment expenses during the years presented.

On January 3, 1996, the Company purchased 100% of the outstanding common stock of Valley. As of the acquisition date, Valley's wholly-owned subsidiaries included Hinckley State Bank, State Bank of Osco, Anchor Bank and V.B.H. Corp. and V.B.H. Corp.'s wholly-owned subsidiary, Fox Valley Bank. When Valley was acquired, the Company's intent was to sell State Bank of Osco and Anchor Bank. Accordingly, those banks were classified as held for sale until they were sold on December 12, 1996, and December 19, 1996.

Goodwill and core deposit intangible assets are associated with the acquisition of Valley. The goodwill is being amortized on the straight line basis over 20 years. The core deposit intangible assets are being amortized using an accelerated method over 10 years. Amortization of mortgage servicing rights is associated with mortgages serviced for others, which totaled $320 million as of December 31, 1998, and $275 million as of December 31, 1997. The portfolio is appraised and carried at the lower of appraised value or amortized cost. During the years presented, amortization expense was recorded as scheduled with no additional charges needed as a result of a decline in value.

Other expenses increased $296,000 (3.5%) in 1998, to $8.7 million, after increasing $806,000 (10.6%) to $8.4 million in 1997, from $7.9 million in 1996. The significant increase in mortgage activity resulted in an increase of $550,000 in 1998, after an increase of $208,000 in 1997. Costs associated with the building contribution and the move to the administration center, included in other expenses, also resulted in one-time expenses in 1997.

Income Taxes

The Company's provision for income taxes was $3,217,000, $889,000, and $2,456,000 for the years ended December 31, 1998, 1997, and 1996. The average effective income tax rate for these years was 27.66%, 10.80%, and 27.34%. As noted previously, during 1997 the Merchants Bank donated its former main office building with a carrying value of $850,000 to a charitable organization. The building was appraised at $4,130,000 during 1997. The Company recorded a tax benefit of $1,504,000 during 1997 related to the charitable contribution tax credits generated as a result of the contribution, which the Company projects will all be utilized. At December 31, 1998, the Company had $2,403,000 of charitable contribution carryforwards, which expire in 2002.

Financial Condition

Lending Activities

The Company's major source of income is interest on loans, and the composition of the portfolio reflects the communities served by the Merchants Bank. The table on page 33 presents the composition of the Company's loan portfolio at the end of the periods indicated.

Total loans increased $42.6 million, or 7.5%, to $607.9 million as of December 31, 1998, from $565.3 million at December 31, 1997. The commercial loan portfolio increased $6.5 million (3.9%) in 1998, from $168.9 million as of December 31, 1997, and $161.8 million as of December 31, 1996. Commercial real estate loans declined $8.7 million (9.1%) to $87.0 million as of December 31, 1998, after increasing $20.3 million (26.9%) during 1997, from $75.4 million as of December 31, 1996. These loans are made on the basis of borrowers' cash

--------------------------------------------------------------------------------
Noninterest Expenses (In thousands)

                                                                       1998           1997          1996
                                                                 ----------     ----------    ----------
Salaries and employee benefits ................................  $   15,238     $   13,598    $   12,924
Occupancy expenses, net .......................................       2,120          1,907         1,612
Furniture and equipment expenses ..............................       2,250          1,838         1,650
Amortization of goodwill ......................................         376            367           385
Amortization of core deposit intangible assets ................         382            397           405
Amortization of mortgage servicing rights .....................         763            397           295
Building contribution .........................................           -            850             -
Other expenses ................................................       8,696          8,400         7,594
                                                                 ----------     ----------    ----------
   Total noninterest expenses .................................  $   29,825     $   27,754    $   24,865
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

flows and do not rely upon the sale of the property to repay the loans. As added security, these loans are backed by the value of the collateral properties, which are supported by recent appraisals.

Real estate construction loans increased $23.0 million (32.9%) to $92.9 million as of December 31, 1998, after increasing $15.4 million (28.2%) from $54.5 million as of December 31, 1996, to $69.9 million as of December 31, 1997. These loans are typically of a short duration and reflect the continued growth of the Aurora area. The majority of these loans were to experienced developers of pre-sold homes in the price range of $100,000 to $150,000.

The Company's residential real estate loans consist of loans secured by one to four family homes. This category increased $11.3 million (9.2%) in 1998 and $37.6 million (44.2%) in 1997, primarily as a result of adjustable rate mortgages added to the portfolio. The Company sells most fixed rate residential real estate loans, primarily to FHLMC and to FNMA. Loans held for sale were $9.7 million and $2.8 million as of December 31, 1998 and 1997.

Installment loans increased $9.1 million (9.0%) in 1998, after increasing $27.0 million (36.5%) in 1997. The primary source of installment lending has been in single pay and amortizing loans used to finance automobiles, recreation vehicles, home improvements, durable goods and other consumer uses, with the most common of these being automobile financing.

Nonperforming Loans

The Company utilizes a loan review function which is separate from the lending function and is responsible for the review of new and existing loans. Potential problem credits are monitored by the loan review staff and are submitted for review to a credit committee consisting of loan officers and Board members.

The loan review department rates all commercial loans and mortgage loans secured by commercial properties or five-plus family residences. These loans are rated 1 to 6, with 4 being special mention, 5 substandard, and 6 doubtful. Loans over 90 days past due are normally either charged off or, if well secured and in the process of collection, placed in nonaccrual status. Interest income that is accrued but uncollected is eliminated at the time a loan is placed in nonaccrual status. The Company evaluates commercial loans and mortgages secured by commercial properties or five-plus family residences for impairment on an individual loan basis. All other smaller balance homogeneous loans are evaluated for impairment in total. The Company defines impaired loans to include all commercial loans and mortgage loans secured by commercial properties or five-plus family residences that are graded 6, in nonaccrual status, or restructured after January 1, 1995.

Impaired loans totaled $3,647,000 as of December 31, 1998, and $3,559,000 as of December 31, 1997. Impaired loans with no allowance for loan losses allocated were $2,446,000 as of December 31, 1998, and were $2,234,000 as of December 31, 1997. Impaired loans with an allowance for loan losses allocation, and the related allocation, were $1,201,000 and $846,000 as of December 31, 1998, and were $1,325,000 and $473,000 as of December 31, 1997.

There were no loans past due ninety days or more and still accruing, as of December 31, 1998 or 1997. Nonaccrual loans were $5,164,000 as of December 31, 1998, compared with $4,623,000 as of December 31, 1997. Restructured loans declined from $447,000 as of December 31, 1997 to $404,000 as of December 31, 1998. Other real estate owned increased from $178,000 at December 31, 1997, to $297,000 at December 31, 1998. Values placed on properties are based on current independent

--------------------------------------------------------------------------------
Loan Portfolio (In thousands)

                                                                       1998           1997          1996
                                                                 ----------     ----------    ----------
Commercial and industrial .....................................  $  175,402     $  168,899    $  161,847
Real estate - commercial ......................................      87,035         95,755        75,449
Real estate - construction ....................................      92,897         69,901        54,513
Real estate - residential .....................................     134,009        122,732        85,107
Installment ...................................................     109,970        100,869        73,918
Credit card receivables .......................................       8,483          8,100         6,697
Other loans ...................................................       1,233            813         1,188
                                                                 ----------     ----------    ----------
   Gross loans ................................................     609,029        567,069       458,719
Unearned discount .............................................        (869)        (1,324)       (1,535)
Deferred loan fees ............................................        (233)          (397)         (382)
                                                                 ----------     ----------    ----------
   Total loans ................................................     607,927        565,348       456,802
Allowance for loan losses .....................................      (8,507)        (8,360)       (7,274)
                                                                 ----------     ----------    ----------
   Loans, net .................................................  $  599,420     $  556,988    $  449,528
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

appraisals. The ratio of nonperforming loans to total loans was 0.96% and 0.93% as of December 31, 1998 and 1997.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is determined by management based on factors that include the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, and other factors that, in management's judgment, deserve evaluation in estimating loan losses. The adequacy of the allowance for loan losses is monitored by the loan review staff, and reported to management and the Board of Directors. The ratio of the allowance for loan losses to total loans was 1.40% and 1.48% as of December 31, 1998, and December 31, 1997. The allowance for loan losses to total nonperforming loans (generally considered to be nonaccrual, restructured, or past due ninety days and still accruing) was 152.8% and 164.9% as of December 31, 1998, and December 31, 1997.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance for loan losses was adequate at December 31, 1998. While management uses available information to provide for losses on loans, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examinations.

Securities

The objectives regarding the securities portfolio are to provide the Company with a source of liquidity and earnings. Securities available for sale are carried at fair value, with related unrealized gains or losses, net of deferred income taxes, recorded as an adjustment to equity capital.

As of December 31, 1998, net unrealized gains of $2,869,000, reduced by deferred income taxes of $975,000 resulted in an increase in equity capital of $1,894,000. As of December 31, 1997, net unrealized gains of $2.5 million, reduced by deferred income taxes of $855,000, resulted in an increase in equity capital of $1.7 million.

During 1998, the securities portfolio decreased by $6.4 million (3.1%), as measured by amortized cost, to $195.9 million as of December 31, 1998, from $202.3 million as of December 31, 1997. U.S. Treasury securities declined by 78.6% to $3.0 million, or 1.5% of the portfolio as of December 31, 1998, from $14.1 million, or 6.9% of the portfolio as of December 31, 1997. U.S. Government agency mortgage backed securities decreased from $25.9 million, or 12.8% of the portfolio as of December 31, 1997, to $16.4 million, or 8.3% of the portfolio as of December 31, 1998. Over the same period, U.S. Government agency securities increased from $86.0 million, or 42.5% of the portfolio, to $96.5 million, or 49.3% of the portfolio. Municipal securities increased from $60.8 million or 30.1% of the portfolio, to $74.1, or 37.8% of the portfolio, in order to manage the income tax obligations of the Company. The increase in the proportion of the total portfolio invested in U.S. Government agency securities was based upon considerations of yield, security, and suitability as collateral for deposits and borrowings requiring pledged securities.

Deposits and Borrowed Funds

The table below shows the major components of deposits as of December 31, of the years indicated.

The Company has a growing deposit base. Total deposits grew $91.3 million (14.0%) during 1998, to $742.1 million as of December 31, 1997. During 1998, noninterest-bearing deposits grew $14 million (11.8%), while interest-bearing deposits grew $77.3 million (14.5%). During 1998, time deposits under $100,000 grew $5.6 million (2.5%) and time deposits in denominations of $100,000 or more grew $45.8 million (50.0%). Interest-bearing transaction accounts and savings accounts increased 11.9% in the aggregate, at $244.4 million as of December 31, 1998, compared to $218.4 million as of December
--------------------------------------------------------------------------------
Deposits (In thousands)

                                                                      1998           1997          1996
                                                                 ----------     ----------    ----------
Noninterest-bearing deposits ..................................  $  132,153     $  118,187    $  112,203
NOW accounts ..................................................      84,463         75,192        75,991
Money market accounts .........................................      93,301         77,877        58,061
Savings .......................................................      66,651         65,376        67,232
Time, $100,000 and over .......................................     137,006         91,220        79,214
Other time ....................................................     228,483        222,866       208,269
                                                                 ----------     ----------    ----------
Total deposits ................................................  $  742,057     $  650,718    $  600,970
                                                                 ----------     ----------    ----------
                                                                 ----------     ----------    ----------

31, 1997. Deposits of $650.7 million as of December 31, 1997, reflected growth of $49.7 million (8.3%) during 1997.

FHLB term advances at December 31, 1998, were $42,250,000. Advances from the FHLB at December 31, 1997, consisted of $7.5 million in overnight funds, included in Federal funds purchased and overnight borrowings, and term advances of $59,750,000. The Company has pledged first mortgage loans on residential property in an amount equal to at least 167% of the outstanding advances. The term advances are used to finance mortgage lending, and are scheduled to mature in each of the following four years.

Notes payable at December 31, 1998 consisted of a $6,125,000 fixed rate note which bears interest at a rate of 7.03%. At December 31, 1997, notes payable consisted of $7 million related to the fixed rate note and a revolving note, also at $7 million, which bore interest at the prevailing Federal funds rate or 1% above LIBOR, at the quarterly election of the Company. This variable rate was 6.77% at December 31, 1997. The proceeds of these notes were used to finance the acquisition of Valley on January 3, 1996. The Company capitalized $532,000 of incremental interest costs during the holding period of the acquired Valley subsidiaries held for sale.

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

Capital Resources

Total stockholders' equity increased $6.9 million during 1998, from $65.3 million as of December 31, 1997, to $72.2 million as of December 31, 1998. Net income of approximately $8.4 million, reduced by dividends of $2.1 million, caused an increase in retained earnings of $6.3 million during 1998. Other factors influencing the year to year change in total stockholders' equity were an increase of $202,000 from the issuance of common stock in connection with the dividend reinvestment plan offset by an increase of $241,000 as a result of the change in the net unrealized gains on securities available for sale, as discussed in "Securities" above. During 1998, an exercise of incentive stock options resulted in an increase in total stockholders' equity of $157,000.

Bank regulatory bodies have adopted capital standards by which all banks and bank holding companies will be evaluated (discussed in Note 12 to the consolidated financial statements). The Company and Merchants Bank were categorized as well capitalized as of December 31, 1998. Management is not aware of any conditions or events since the most recent regulatory notification that would change the Company's or the Bank's categories.

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

Cash inflows from operating activities exceeded operating outflows by $8.5 million in 1998, by $9.8 million in 1997, and by $9.9 million in 1996. Changes in the amount of mortgage loans held for sale as of December 31 of each year, resulted in operating cash outflows of $5,990,000 in 1998, inflows of $1,789,000 in 1997, and inflows of $604,000 in 1996. Net gains on sales of mortgage loans were $2,384,000 in 1998, $1,106,000 in 1997, and $981,000 in 1996. Interest
received net of interest paid is the principal source of net operating cash inflows in all periods reported. Management of investing and financing activities, and market conditions, determine the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible, so that balance sheet growth is the principal determinant of growth in net interest cash flows.

Net cash outflows from investing activities were $40.5 million in 1998, compared to $120.1 million in 1997, and $69.2 million in 1996. Securities purchases, net of securities matured or sold, resulted in net cash inflows of $6.8 million in 1998, outflows of $8.4 million in 1997, and inflows of $17.2 million in 1996. Net principal disbursed on loans totaled $45.0 million in 1998, $110.3 million in 1997, and $79.3 million in 1996. The Valley acquisition resulted in net investing cash outflows, net of cash and cash equivalents acquired and debt assumed, of $13.5 million in 1996. In addition, the sale of acquired Valley subsidiaries during 1996 resulted in investing cash inflows of $8.8 million.

Cash inflows from financing activities in 1998, 1997, and 1996, were primarily associated with deposit growth. Deposits grew $91.3 million in 1998, $49.7 million in 1997, and $49.3 million in 1996. Short-term borrowing resulted in net cash outflows of $31.5 million in 1998, inflows of $329,000 in 1997, and inflows of $20.7 million in 1996. Cash inflows from FHLB term advances were $59.8 million during 1997. Cash outflows from payments on notes payable in 1996 related to $3,550,000 in debt assumed in the Valley acquisition, which was repaid, and a $3.0 million advance from the FHLB which was also repaid. Cash inflows of $14.0 million from proceeds of notes payable in 1996 is associated with the financing of the Valley acquisition.

In the event of short-term liquidity needs, the Merchants Bank may purchase Federal funds from correspondent banks. This source is used from time to time on a limited basis. Merchants Bank may borrow funds from the Federal Reserve Bank of Chicago, but has not done so during any period covered in this report. Merchants Bank's membership in the FHLB system gives it the ability to borrow funds from the FHLB for short or long-term purposes under a variety of programs.

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

The Company's policy is to manage the balance sheet such that fluctuations in the net interest margin are minimized regardless of the level of interest rates. The table "Analysis of Changes in Interest Income," included under "Interest Income" in this discussion, demonstrates the effectiveness of interest rate risk management. During 1998, the change in tax equivalent net interest income attributable to changes in interest rates was a decrease of $1,555,000, or 2.4%, of tax equivalent net interest income of $65.6 million. The change in tax equivalent net interest income attributable to changes in interest rates was a reduction of $2.2 million in 1997, or 7% of the tax equivalent net interest income of $30.6 million for the year.

The table on page 37 does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. Although securities available for sale are reported in the earliest time frame in which maturity or repricing may occur, these securities may be sold in response to changes in interest rates or liquidity needs.

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

Year 2000 Compliance

The federal banking regulators recently issued guidelines establishing minimum safety and soundness standards for achieving Year 2000 compliance. The guidelines, which took effect October 15, 1998 and apply to all FDIC-insured depository institutions, establish standards for developing and managing Year 2000 project plans, testing remediation efforts and planning for contingencies. The guidelines are based upon guidance previously issued by the agencies under the auspices of the Federal Financial Institutions Examination Council (the "FFIEC"), but are not intended to replace or supplant the FFIEC guidance which will continue to apply to all federally insured depository institutions.

The guidelines were issued under section 39 of the Federal Deposit Insurance Act, as amended (the "FDIA"), which requires the federal banking regulators to establish standards for the safe and sound operation of federally insured depository institutions. Under section 39 of the FDIA, if an institution fails to meet any of the standards established in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Such an order is enforceable in court in the same manner as a cease and desist order. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. In addition to the enforcement procedures established in section 39 of the FDIA, noncompliance with the standards established by the guidelines may also be grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

The Year 2000 has posed a unique set of challenges to those industries reliant on information technology. As a result of methods employed by earlier programmers, many software applications and operational programs may be unable to distinguish the Year 2000 from the Year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems.

In early 1997, the Company began developing their Year 2000 Plan, following the guidelines established by the FFIEC. The plan was approved by the Board of Directors of the Company and reviewed by the Office of the Comptroller of the Currency. An integral part of the plan was to utilize the Company's technology planning committee, which is comprised of representatives from the key areas throughout the organization. Each area must identify, for the


Expected Maturity of Interest-Earning Assets and Interest-Bearing Liabilities

                                           Expected Maturity Dates
                        ------------------------------------------------------------              Fair
                          1 Year    2 Years   3 Years    4 Years   5 Years Thereafter   Total     Value
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
Interest-earning Assets
Fixed rate loans        $ 101,164 $   56,739 $  48,756 $  59,818 $  71,583 $   20,602 $ 358,662 $ 362,940
Average interest rate       7.80%      8.92%     8.56%     8.56%     7.92%      7.80%

Adjustable Rate Loans   $ 111,976 $   31,625 $  30,476 $  26,389 $  26,250 $   22,549 $ 249,265 $ 249,265
Average interest rate       8.42%      8.38%     8.56%     8.83%     8.69%      7.54%

Securities              $  66,703 $   47,147 $  16,331 $  18,597 $  13,146 $   36,835 $ 198,759 $ 198,759
Average interest rate       6.29%      5.97%     5.95%     5.52%     5.14%      4.91%

Federal Funds Sold      $   5,000 $        - $       - $       - $       - $        - $   5,000 $   5,000
Average interest rate       4.25%
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
Total                   $ 284,843 $  135,511 $  95,563 $ 104,804 $ 110,979 $   79,986 $ 811,686 $ 815,964
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
Interest-bearing Liabilities
Interest-bearing
   deposits             $ 306,734 $   85,419 $  46,252 $  33,754 $  33,190 $  104,558 $ 609,907 $ 611,911
Average interest rate       4.95%      5.16%     4.16%     3.95%     4.09%      2.76%

Borrowed Funds          $  26,695 $   13,375 $   5,625 $  13,375 $     875 $    1,750 $  61,695 $  62,476
Average interest rate       5.60%      6.09%     6.34%     5.94%     7.03%      7.03%
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
Total                   $ 333,429 $   98,794 $  51,877 $  47,129 $  34,065 $  106,308 $ 671,602 $ 674,387
                        --------- ---------- --------- --------- --------  ---------- --------- ---------
                        --------- ---------- --------- --------- --------  ---------- --------- ---------

Committee, issues related to the Year 2000 and initiate remedial measures designed to eliminate any adverse effects on the Company's operations. The Committee reviews all Year 2000 related issues and the progress toward implementation of the plan. The Committee has developed a comprehensive, prioritized inventory of all hardware, software, and material third party providers that may be adversely affected by the Year 2000 date change, and has contacted vendors requesting their status as it relates to the Year 2000. This inventory includes both information technology ("IT") and non-IT systems, such as alarms, building access, elevators and heating and cooling systems, which typically contain embedded technology such as microcontrollers. This inventory is periodically reevaluated to ensure that previously assigned priorities remain accurate and to track the progress each vendor is making in resolving the problems associated with the issue. The Company relies on software purchased from third-party vendors rather than internally-generated software. The Company is currently in the process of upgrading systems and testing to validate Year 2000 compliance. The Company expects to have all mission critical systems renovated and tested prior to April 30, 1999. The Company is currently operating on the Year 2000 compliant releases for core systems supported by its third party data processor.

The technology planning committee has also developed a communication plan that updates the Board of Directors, management, and employees on the Company's Year 2000 status. In addition, the Committee has developed a separate plan in order to manage the Year 2000 risks posed by commercial borrowing customers. This plan will identify material loan customers, assess their preparedness, evaluate their credit risk to the Company, and implement appropriate controls to mitigate the risk.

In accordance with regulatory guidelines, the Company is developing a comprehensive contingency plan, which will be completed by June 30, 1999, in the event that Year 2000 related failures are experienced. The plan lists the various strategies and resources available to restore core business processes. These strategies include relying on back-up systems that do not utilize computers and, in some cases, switching vendors. In the case of utility providers, the Company is installing an electric power generator at its main processing facility.

Management anticipates that the total out-of-pocket expenditures required for bringing the systems into compliance for the Year 2000 will be approximately $100,000, of which approximately one half has been expended through December 31, 1998. Management believes that these required expenditures will not have a material adverse impact on operations, cash flow, or financial condition. This amount, including costs for upgrading equipment specifically for the purpose of Year 2000 compliance, fees to outside consulting firms, and certain administrative expenditures, has been provided for in the Company's Year 2000 budget. Although management is confident that the Company has identified all necessary upgrades, and budgeted accordingly, no assurance can be made that Year 2000 compliance can be achieved without additional unanticipated expenditures. It is not possible at this time to quantify the estimated future costs due to business disruption caused by vendors, suppliers, customers or even the possible loss of electric power or telephone service; however, such costs could be substantial. As a result of the Year 2000 project, the Company has not had any material delay regarding its information systems projects.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report, including the Chairman's Letter to Stockholders, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words, "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results, or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the subsidiary include, but are not limited to, changes in: Interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                      MARKET FOR THE COMPANY'S COMMON STOCK
                       AND RELATED SECURITY HOLDER MATTERS

The Company's common stock trades on the Nasdaq Stock Market under the symbol "MBIA." Harris Trust and Savings Bank acts as the transfer agent for the common stock. As of December 31, 1998, the Company had 724 holders of record of its common stock.

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

                                                                                               Cash
                                                                     High          Low      Dividends
                                                                 ---------    ---------    ----------
1997     First quarter ........................................  $   19.25    $   15.50    $   0.070
         Second quarter .......................................      19.63        18.00        0.085
         Third quarter ........................................      24.69        19.13        0.085
         Fourth quarter .......................................      28.38        22.75        0.085

1998     First quarter ........................................      33.25        27.25        0.100
         Second quarter .......................................      37.25        31.25        0.100
         Third quarter ........................................      32.50        21.25        0.100
         Fourth quarter .......................................      31.00        21.75        0.100

1999     First quarter (through March 3, 1999) ................      28.38        26.75        0.100


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




                               REPORT ON FORM 10-K

A copy of the Company's 1998 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to each stockholder upon written request to: J. Douglas Cheatham, Vice President and Chief Financial Officer, Merchants Bancorp, Inc., P.O. Box 289, Aurora, Illinois 60507.